UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
_______________
FORM 8-K
_______________

Current report pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
July 27, 2021
_______________________
(Exact name of registrant as specified in its charter)
_______________________

California	0-10661	94-2792841
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

63 Constitution Drive	Chico,	California	95973
(Address of principal executive offices)			(Zip Code)
Registrant’s telephone number, including area code: (530) 898-0300
_______________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	TCBK	Nasdaq
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company. ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01.     Entry into a Material Definitive Agreement

On July 27, 2021, TriCo Bancshares (“TriCo”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Valley Republic Bancorp, a California corporation (“Valley”), providing for the merger of Valley with and into TriCo, with TriCo as the surviving corporation (the “Merger”). The Merger Agreement contemplates that immediately after the Merger, Valley Republic Bank, a California state-chartered bank and wholly-owned subsidiary of Valley, will merge with and into Tri Counties Bank, a California state-chartered bank and wholly-owned subsidiary of TriCo, with Tri Counties Bank as the surviving bank (the “Bank Merger”). The Merger Agreement was adopted and unanimously approved by the Board of Directors of each of TriCo and Valley.

A copy of the Merger Agreement is included as Exhibit 2.1 to this Current Report. A summary of the material terms of the Merger Agreement follows.

Merger Consideration

Subject to the terms and conditions of the Merger Agreement, at the date and time when the Merger becomes effective (the “Effective Time”), each share of Valley common stock will be converted into the right to receive 0.95 shares (the “Exchange Ratio”) of common stock of TriCo. The Exchange Ratio is subject to potential downward adjustment if Valley’s adjusted tangible common equity (as defined in the Merger Agreement) as of the month-end preceding the date of the Merger is less than $103,103,000 (with a credit for $6,550,000 in Merger Related Expenses, as defined in the Merger Agreement). In such an event, the Exchange Ratio would adjust downward such that the aggregate value of the merger consideration, based on the average closing price per share of TriCo common stock, as reported on NASDAQ, for the 20 trading days ending on and including the fifth trading day prior to the closing date (the “TriCo Average Closing Price”) would be reduced by the amount of the shortfall.

Valley Equity Grants

Pursuant to the terms of Valley’s equity compensation plan just prior to the Effective Time the vesting of all outstanding options to purchase shares of Valley common stock held by Valley’s directors, officers and employees (each, a “Valley Option”), will be accelerated and become fully exercisable. At the Effective Time, each outstanding Valley Option not exercised will be cancelled and converted into the right to receive an amount in cash (subject to withholding as provided in the Merger Agreement) equal to the product of (i) the total number of shares of Valley common stock underlying the Valley Option multiplied by (ii) the amount, if any, that the product of the TriCo Average Closing Price multiplied by the Exchange Ratio exceeds the exercise price per share of such Valley Option. Any Valley Option that has an exercise price per share of Valley common stock that is greater than or equal to the product of the TriCo Average Closing Price multiplied by the Exchange Ratio will be cancelled at the Effective Time for no consideration or payment. In addition, at the Effective Time, restricted sock units held by Valley’s directors, officers and employees will vest and the underlying shares of Valley common stock will convert to shares of TriCo common stock based on the Exchange Ratio.

Representations and Warranties; Certain Covenants

The Merger Agreement contains customary representations and warranties of TriCo and Valley, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of such party’s business during the period between the execution of the Merger Agreement and the Effective Time, (2) TriCo’s obligation to file a registration statement with the Securities and Exchange Commission (the “SEC”) with respect to the TriCo common stock to be issued in the Merger, (3) Valley’s obligation to call a special meeting of its shareholders to approve the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (4) Valley’s non-solicitation obligations relating to alternative acquisition proposals.

TriCo and Valley have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents necessary to obtain all required consents and approvals for consummation of the transactions contemplated by the Merger Agreement. Completion of the Merger is subject to certain customary conditions, including (i) approval by Valley’s shareholders, (ii) the receipt of required regulatory approvals, (iii) the absence of any governmental order or law prohibiting the consummation of the Merger or the Bank Merger, and (v) the effectiveness of the registration statement for TriCo common stock to be issued as consideration in the Merger.

Conditions to the Merger

The obligation of each party to consummate the Merger is also conditioned upon (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Merger Agreement, (iii) receipt by each party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (iv) the absence of a material adverse effect with respect to the other party since the date of the Merger Agreement. TriCo’s obligation to consummate the Merger is further conditioned upon the holders of no more than 10% of the aggregate outstanding shares of Valley’s capital stock notifying Valley that they intend to exercise dissenters’ rights.

Termination Rights / Termination Fee

The Merger Agreement contains certain termination rights for both TriCo and Valley, including if (i) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied, (ii) the Merger is not consummated by April 30, 2021 (the “End Date”), (iii) the required regulatory approvals are not obtained, or (iv) the approval Valley’s shareholders is not obtained. In addition, in certain circumstances, Valley may terminate the Merger Agreement if both the TriCo Average Closing Price is below $31.29 per share and TriCo common stock has underperformed the KBW Regional Banking Index by more than 20% since the date of the Merger Agreement, provided Valley is not in material breach of the Merger Agreement, and subject to TriCo’s right to reinstate the Merger by electing to increase the Exchange Ratio. TriCo may terminate the Merger Agreement prior to Valley’s shareholder approval of the Merger in the event that (A) Valley materially breaches its non-solicitation obligations relating to alternative business combination transactions, (B) Valley’s board withdraws or adversely modifies its recommendation to shareholders or fails to affirm its recommendation within the required time period after an acquisition proposal is made, or (C) Valley’s board recommends a tender offer or fails to recommend against such tender offer within 10 business days after commencement, and Valley may terminate the Merger Agreement prior to Valley’s shareholder approval of the Merger in order to enter into a definitive agreement for an unsolicited acquisition proposal superior than the transaction contemplated by the Merger Agreement. The Merger Agreement provides that Valley must pay a termination fee of $6.625 million to TriCo if the Merger Agreement (i) is terminated by TriCo or Valley in the circumstances described in the preceding sentence, or (ii) (A) if Valley materially breaches any representation, warranty, covenant or agreement in the Merger Agreement, (B) the Merger Agreement is terminated for failure to consummate the Merger by the End Date or (C) Valley fails to receive shareholder approval; and an acquisition proposal is made to Valley or to its shareholders publicly prior to the Valley shareholder meeting with respect to (C) or prior to termination with respect to (A) or (B), and Valley enters into a definitive agreement with respect to or consummates certain acquisition proposals within 12 months of termination of the Merger Agreement.

Appointment of Director

Pursuant to the Merger Agreement, TriCo will appoint or elect as a director of TriCo and Tri Counties Bank, effective at the Effective Time, one individual who served as a director of Valley as of the date of the Merger Agreement. The individual, who shall be mutually agreed upon by TriCo and Valley, must qualify as an “independent” director of TriCo under applicable NASDAQ rules. TriCo and Valley have not yet identified this director.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached to this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding TriCo, Valley, their respective subsidiaries or affiliates or their respective businesses, as well as in the Forms 10-K, Forms 10-Q and other filings that TriCo makes with the Securities and Exchange Commission (the “SEC”).

The Merger Agreement has been included with this report to provide investors with information regarding its terms. It is not intended to provide any other factual information about TriCo, Valley or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in TriCo’s public disclosures.

Shareholder Agreements

As an inducement to TriCo to enter into the Merger Agreement, each director and certain executive officers of Valley entered into a Shareholder Agreement with TriCo pursuant to which he or she agreed, among other things, to vote all shares of Valley common stock beneficially owned by him or her in favor of adoption and approval of the Merger Agreement and any other matters required to be approved for the consummation of the Merger at any meeting of the shareholders of Valley. These shareholders also agreed to certain restrictions on their ability to transfer their shares of Valley common stock until at least a majority of all issued and outstanding shares of Valley common stock have been irrevocably voted in favor of the Merger, the Merger Agreement and the transactions contemplated thereby. In addition, subject to certain exceptions, these shareholders agreed to refrain soliciting customers and employees of Valley or its subsidiaries for a period of two (2) years, subject to, and following the completion of the Merger. In addition, the Shareholder Agreements signed by Valley’s directors, including Valley’s President and Chief Executive Officer, Geraud Smith, prohibit the directors from competing with TriCo within several specified California counties that are the predominant sources of Valley’s business for two years following the Effective Time of the Merger, provided that Mr. Smith, who has agreed to serve as Tri Counties Bank’s Regional President – South Valley for a period of three years, will be released from his non-competition covenants if he is terminated without cause or if he quits for good reason, as defined in his Shareholder Agreement. The Shareholder Agreements are in substantially in the form included as Exhibit A to the Merger Agreement.

The Shareholder Agreements will terminate automatically in the event that the Merger Agreement is terminated for any reason in accordance with its terms. The foregoing summary of the Shareholder Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Shareholder Agreement attached as Exhibit A to the Merger Agreement attached as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Employment Agreement

Tri Counties Bank has entered into an employment agreement and a change of control agreement with Geraud B. Smith, President and Chief Executive Officer of Valley, which will become effective upon consummation of the Merger. Pursuant to the terms of the employment agreement, Mr. Smith will be employed by Tri Counites Bank as Regional President – South Valley. Mr. Smith’s employment agreement has a three-year term, commencing on the Effective Date.

Item 7.01    Regulation FD Disclosure
On July 27, 2021, TriCo and Valley issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference. In addition, TriCo has prepared an investor presentation regarding the transactions contemplated by the Merger Agreement, which it expects to use in connection with presentations to analysts and investors. The presentation is attached to this Current Report on Form 8-K as Exhibit 99.2 and is incorporated herein by reference.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 is furnished and will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as will be expressly set forth by specific reference in such document or filing.

***
Forward Looking Statements

This Current Report on Form 8-K includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, including forward-looking statements relating to TriCo’s current expectations regarding the proposed merger and its business plans and expectations. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the agreement and plan of merger and reorganization between TriCo and Valley; the outcome of legal proceedings that may be instituted against TriCo or Valley; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of Valley’s operations with those of TriCo will be materially delayed or will be more costly or difficult than expected; the inability to complete the merger in a timely manner; the inability to complete the merger due to the failure of Valley’s shareholders to adopt the merger agreement or other reasons; the failure to satisfy other any conditions to completion of the merger, including receipt of required regulatory and other approvals; diversion of management’s attention from ongoing business operations and opportunities; deteriorations in loan quality, whether as a result of the expiration of loan deferrals related to the COVID-19 pandemic or otherwise; circumstances related to the COVID-19 pandemic, including uncertainty, volatility and changes in financial, real estate and other markets and disruption to banking and other financial activities; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on TriCo’s, Valley’s or the combined company’s respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated or that the combined company will not achieve anticipated earnings accretion or cost savings, including as a result of unexpected factors or events; the risks of expanding into a new market; and general competitive, economic, political and market conditions and fluctuations. Annualized, pro forma, projected and estimated numbers in the investor presentation are used for illustrative purposes only, are not forecasts and may not reflect actual results.

Except to the extent required by applicable law or regulation, TriCo, Tri Counties Bank, Valley and Valley Republic Bank undertake no obligation to revise or publicly release any revision or update to these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made. Further information regarding TriCo and factors which could affect the forward-looking statements contained herein can be found in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and its other filings with the SEC. You should not place undue reliance on forward-looking statements and TriCo and Valley undertake no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information About the Merger and Where to Find It

In connection with the proposed acquisition transaction, TriCo will file a registration statement on Form S-4 with the SEC. The registration statement will contain a proxy statement/prospectus to be distributed to the shareholders of Valley in connection with their vote on the acquisition. SHAREHOLDERS OF VALLEY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Valley. Investors and security holders will be able to obtain those documents, and any other documents TriCo has filed with the SEC, free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by TriCo will be available free of charge by (1) accessing TriCo’s website at www.tcbk.com under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings,” and (2) writing TriCo at 63 Constitution Drive, Chico, CA 95973, Attention: Shareholder Services. The information on TriCo’s website is not, and shall not be deemed to be, a part of this document or incorporated into other filings it makes with the SEC.

Participants in Solicitation

TriCo and Valley and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Valley in connection with the merger. Information about the directors and executive officers of TriCo is set forth in the proxy statement for TriCo’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 16, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Item 9.01    Financial Statements and Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization dated as of July 27, 2021, by and between TriCo Bancshares and Valley Republic Bancorp
99.1	Joint Press Release, dated July 27, 2021.
99.2	Investor Presentation, dated July 27, 2021.
* Certain schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. TriCo agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.
The information furnished under Item 2.02, Item 7.01 and Item 9.01 of this Current Period on Form 8-K, including the exhibit, shall not be deemed “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of TriCo Bancshares under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRICO BANCSHARES

Date: July 27, 2021	/s/ Peter G. Wiese
Peter G. Wiese, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
DATED AS OF JULY 27, 2021
BY AND BETWEEN
TRICO BANCSHARES
AND
VALLEY REPUBLIC BANCORP

TABLE OF CONTENTS

EXHIBIT A    Form of Shareholder Agreement    A-1
EXHIBIT B    Agreement of Merger    B-1
EXHIBIT C    Bank Merger Agreement    C-1

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of July 27, 2021 by and between TriCo Bancshares, a California corporation (“TriCo”), and Valley Republic Bancorp, a California corporation (“Valley,” and together with TriCo, the “Parties,” and, individually, each a “Party”).
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law (the “CGCL”), Valley will merge with and into TriCo (the “Merger”), with TriCo as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”).
WHEREAS, immediately following the Merger, Valley Republic Bank, a California state-chartered bank and a wholly-owned subsidiary of Valley (“Valley Bank”) will merge with and into Tri Counties Bank, a California state-chartered bank and wholly-owned subsidiary of TriCo (“Tri Counties Bank”), with Tri Counties Bank as the surviving bank (the “Bank Merger”).
WHEREAS, the respective boards of directors of each of TriCo and Valley have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective shareholders, as applicable, and have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein.
WHEREAS, it is the intention of the Parties that the Merger be treated as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations.
WHEREAS, as material inducement to TriCo to enter into this Agreement, and simultaneously with the execution of this Agreement, certain shareholders who are directors or officers of Valley are entering into an agreement, substantially in the form attached to this Agreement as Exhibit A (collectively, the “Shareholder Agreements”), pursuant to which they have agreed, among other things, to vote their shares of Valley Common Stock in favor of this Agreement and not to solicit the customers or employees of TriCo and Tri Counties Bank.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the Parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS
1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” means: (i) any proposal, offer or inquiry with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Valley or any of its Subsidiaries that if consummated, would result in any Person (or the shareholders of any Person) owning 10% or more of the total voting power of Valley or the surviving entity in a merger involving such party or the resulting parent company of such surviving entity; and (ii) any proposal or offer to acquire in any manner, directly or indirectly, 10% or more of the total voting power of any class of equity securities of Valley or those of any of its Subsidiaries or 10% or more of Valley’s consolidated total assets (including equity securities of its Subsidiaries), in each case other than the transactions contemplated by this Agreement.
“Adjusted Tangible Common Equity” means Valley’s total shareholders’ equity, as reflected on the Closing Financial Statements, adjusted by: (i) excluding intangible assets (except deferred tax assets); (ii) excluding increases in shareholders’ equity resulting from the exercise of stock options following the date of this Agreement; (iii) excluding changes in other accumulated comprehensive income or loss following the date of this Agreement; (iv) deducting Merger Related Expenses not paid or accrued, on a tax-adjusted basis; (v) adding back any shareholder litigation or community-

based protests expenses; and (vi) adding back up to $6,550,000 in Merger Related Expenses, whether or not paid or accrued by Valley prior to the Closing Date, on a tax-adjusted basis (to the extent there was a tax benefit recorded by Valley as a result of the incurrence of such expense) based on Valley’s marginal tax rate; provided that “total shareholders’ equity,” “intangible assets” and “accumulated other comprehensive income or loss” shall each be calculated in accordance with GAAP and Valley’s consolidated balance sheet at December 31, 2020, as included in the Valley Financial Statement; provided further, to the extent any Merger Related Expenses are unknown or cannot be calculated prior to the delivery of the Closing Financial Statements, Valley and TriCo shall confer in good faith and agree upon reasonable estimates thereof for purposes of determining the total Merger Related Expenses.
“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” means this Agreement and Plan of Merger and Reorganization, as amended or modified from time to time in accordance with Section 9.02.
“Agreement of Merger” has the meaning set forth in Section 2.02(a).
“ALLL” has the meaning set forth in Section 5.03(y).
“Bank Merger” has the meaning set forth in the recitals.
“Bank Merger Agreement” means the Bank Merger Agreement by and between Tri Counties Bank and Valley Bank, the form of which is attached hereto as Exhibit C, as amended or modified from time to time in accordance with its provisions.
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Bankruptcy and Equity Exception” has the meaning set forth in Section 5.03(e).
“Benefit Plans” has the meaning set forth in Section 5.03(m)(i).
“BHCA” means the Bank Holding Company Act of 1956, as amended.
“Book-Entry Shares” means shares of Valley Common Stock held in book-entry form immediately prior to the Effective Time.
“Burdensome Condition” has the meaning set forth in Section 7.01(b).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U. S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, as amended.
“Cause,” for the purposes of Section 6.11(d), has the meaning set forth in such Section.
“Certificate” means any certificate which immediately prior to the Effective Time represented shares of Valley Common Stock.
“CFC” means the California Financial Code, as amended.
“CGCL” has the meaning set forth in the recitals.

“Change in Recommendation” has the meaning set forth in Section 6.02(a).
“Closing Date” has the meaning set forth in Section 2.02(a).
“Closing” has the meaning set forth in Section 2.02(b).
“Closing Financial Statements” has the meaning set forth in Section 6.19.
“Code” has the meaning set forth in the preamble to this Agreement.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Confidentiality Agreement” has the meaning set forth in Section 6.06(g).
“Continuing Employees” has the meaning set forth in Section 6.11(a).
“Control Transaction” has the meaning set forth in Section 8.02(b).
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19, including, but not limited to, the CARES Act.
“Criticized Loans” has the meaning set forth in Section 5.02(r)(v).
“Derivatives Contract” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions; provided that, for the avoidance of doubt, the term “Derivatives Contract” shall not include any Valley Options or Valley RSUs.
“Determination Date” has the meaning set forth in Section 8.01(i).
“Determination Period” has the meaning set forth in Section 8.01(i).
“DFPI” means the California Department of Financial Protection and Innovation.
“Disclosure Schedule” has the meaning set forth in Section 5.01.
“Dissenting Shares” means any share of Valley Common Stock that is owned by a shareholder who has perfected and not withdrawn a demand for dissenters’ rights pursuant to Chapter 13 of the CGCL with respect to such share.
“DOL” has the meaning set forth in Section 5.03(m)(i).
“Effective Time” has the meaning set forth in Section 2.02(a).
“Employees” has the meaning set forth in Section 5.03(m)(i).
“End Date” has the meaning set forth in Section 8.01(c).
“Environmental Laws” has the meaning set forth in Section 5.03(o).

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“Equity Award Cashout Price” has the meaning set forth in Section 3.07(a).
“Equity Investment” means: (i) an Equity Security; (ii) an ownership interest in any company or other entity or a membership interest that includes a voting right in any company or other entity; and (iii) any investment or transaction which in substance falls into any of these categories even though it may be structured as some other form of investment or transaction.
“Equity Security” means: (i) any stock, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, or voting-trust certificate; (ii) any security convertible into such a security; (iii) any security carrying any warrant or right to subscribe to or purchase any such security; and (iv) any certificate of interest or participation in, temporary or interim certificate for, or receipt for any of the foregoing.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and formal guidance issued thereunder.
“ERISA Affiliate” means any entity considered to be a single employer with Valley under Section 4001(b)(1) of ERISA or Section 414 of the Code.
“Environmental Consultant” has the meaning set forth in Section 6.23(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.
“Exchange Agent” has the meaning set forth in Section 3.02(a).
“Exchange Ratio” means 0.950, subject to potential adjustment as provided in Section 3.01(e) .
“Excluded Shares” has the meaning set forth in Section 3.01(c).
“Final Index Price” has the meaning set forth in Section 8.01(i).
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIC” means the Federal Deposit Insurance Corporation.
“FHLB” means the Federal Home Loan Bank of San Francisco.
“FRB” means the Board of Governors of the Federal Reserve System and includes, where applicable, the Federal Reserve Bank of San Francisco.
“GAAP” means accounting principles generally accepted in the United States of America.
“Governmental Entity” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization.
“Hazardous Substance” has the meaning set forth in Section 5.03(o).
“Index Ratio” has the meaning set forth in Section 8.01(i).
“Initial Index Price” has the meaning set forth in Section 8.01(i).

“Initial Stock Price” has the meaning set forth in Section 8.01(i).
“Indemnified Parties” and “Indemnifying Party” have the meanings set forth in Section 6.10(a).
“Insurance Policies” has the meaning set forth in Section 5.03(x).
“Intellectual Property” means: (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (ii) all trademarks, whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (iii) all copyrights, whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (iv) all datasets, databases and related documentation; and (v) all other intellectual property and proprietary rights.
“IRS” has the meaning set forth in Section 5.03(m)(i).
“Knowledge” means facts and other information which, as of the date hereof, is actually known after reasonable inquiry: (i) in the case of Valley and any Valley Subsidiary, by the chairman, chief executive officer, president, chief financial officer, chief operating officer, executive vice president – sales, chief credit or lending officer and senior vice president – administration/human resources (and any officer superior to any of the foregoing); and (ii) in the case of TriCo and any TriCo Subsidiary, by the chief executive officer, president, chief financial officer, chief operating officer, chief credit or lending officer, and general counsel or chief legal officer (and any officer superior to any of the foregoing).
“Law” means any applicable federal, state, local or foreign statute, law, code, regulation, ordinance, rule, judgment, injunction, order, decree or policy, agency requirement, license, permit, or guideline of any Governmental Entity.
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance other than Permitted Liens.
“Loans” has the meaning set forth in Section 4.01(u).
“Material Adverse Effect” means, with respect to TriCo, Tri Counties Bank, Valley or Valley Bank, any effect, circumstance, occurrence or change that: (i) is material and adverse to the condition (financial or otherwise), results of operations, assets or business of TriCo and its Subsidiaries taken as a whole or Valley and its Subsidiaries taken as a whole, as the case may be; or (ii) would or is reasonably likely to materially impair the ability of TriCo and its Subsidiaries or Valley and its Subsidiaries, as the case may be, to perform their respective obligations under this Agreement or otherwise materially impede the consummation of the Transaction; provided, however, that Material Adverse Effect with respect to subclause (i) shall not be deemed to include the impact of: (a) changes after the date hereof in Law of general applicability to banks and their holding companies or interpretations thereof by Governmental Entities; (b) changes after the date hereof in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally; (c) any outbreak or worsening of geopolitical conditions in the United States or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States and any national or global epidemic, pandemic (including COVID-19) or disease outbreak; (d) changes resulting from conditions affecting the banking and financial services industry or changes in global, national or regional economic, political or market conditions (including changes in prevailing interest rates or exchange rates) affecting banks and their holding companies generally; (e) changes in relationships with customers or employees of the TriCo and its Subsidiaries or Valley and its Subsidiaries that were primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby; (f) any modifications or changes to valuation policies and practices in connection with the Transaction or restructuring charges taken in connection with the Transaction, in each case in accordance with GAAP; (g) the failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including the underlying causes thereof (unless otherwise excluded hereunder), or changes in the trading price or trading volume of a Party’s common stock, in and of itself, but not including the underlying causes thereof (unless otherwise excluded hereunder); and (h) with respect to either Party to this Agreement, the effects of any action or omission taken with the prior written consent of the other Party or as otherwise required by this Agreement; provided that the effect of such changes described in clauses (a), (b), (c) and (d) shall not be excluded when determining whether a Material Adverse Effect has occurred to the extent of a materially disproportionate impact, if any, on TriCo and its Subsidiaries taken as a whole on the one hand, or Valley and its Subsidiaries taken as a whole on the other hand, as measured relative to similarly situated companies in the banking industry.
“Material Contracts” has the meaning set forth in Section 5.03(k)(i).
“Maximum Insurance Amount” has the meaning set forth in Section 6.10(c).
“Merger” has the meaning set forth in the recitals.
“Merger Consideration” means the aggregate number of whole shares of TriCo Common Stock, plus cash in lieu of any fractional share interests, payable to the holders of Valley Common Stock in connection with the Transaction.
“Merger Related Expenses” means all costs, fees and expenses incurred or to be incurred by Valley and its Subsidiaries in connection with this Agreement and the Transaction up to and including the Closing of the Transaction, relating only to: (i) the amount of any penalty or liquidated damages associated with the termination of Valley’s contracts with any provider of electronic banking and data processing services prior to or following the Closing Date; (ii) the fees and expenses associated with the termination of any Material Contracts of Valley that will be or are required to be terminated on or before the Closing pursuant to their terms in connection with the Transaction, that are listed in Section 1.01(a) of Valley’s Disclosure Schedule; (iii) the change-in-control, severance payments, bonus, incentive compensation, retention, or any other benefits or payments which vest or are payable by reason of either alone or in connection with any other event and the consummation of this Transaction in the amounts and pursuant to the Benefit Plans disclosed on Section 5.03(m)(v) of Valley’s Disclosure Schedule, but excluding the Valley SERPs, and not including for the avoidance of doubt any amounts paid or to be paid based on normal accruals in the ordinary course of business for vacation, personal time off, or PTO, or pursuant to Valley’s Incentive Compensation Plan; (iv) the amount paid to obtain the insurance coverage required pursuant to Section 6.10(c); (v) the costs of printing and mailing the Proxy Statement/Prospectus to the shareholders of Valley and holding the Valley Meeting; and (vi) the fees and expenses of their attorneys, accountants, investment bankers and other advisors for their services rendered solely in connection with the Transaction. An estimate of Merger Related Expenses shall be set forth in Section 1.01(a) of Valley’s Disclosure Schedule, which shall be updated within five (5) Business Days prior to the Closing Date.
“Minimum Tangible Common Equity Amount” means $103,103,000.
“Nasdaq” means the Nasdaq Global Select Market or such other securities exchange on which the TriCo Common Stock or the Valley Common Stock (as applicable) may be listed.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“Option Consideration” has the meaning set forth in Section 3.07(a).
“OREO” means other real estate owned.
“Parties” and “Party” have the meanings set forth in the preamble to this Agreement.
“Payroll Processor” has the meaning set forth in Section 3.07(c).
“Phase I ESA” has the meaning set forth in Section 6.23(a).
“Phase II ESA” has the meaning set forth in Section 6.23(b).

“Phase I Notice” has the meaning set forth in Section 6.23(b).
“Pension Plan” has the meaning set forth in Section 5.03(m)(ii).
“Permitted Lien” means: (i) statutory Liens securing payments not yet delinquent (or being contested in good faith and for which adequate reserves have been established); (ii) Liens for real property Taxes not yet delinquent; or (iii) easements, rights of way, restrictive covenants, imperfections or irregularities of title, and other similar encumbrances or Liens that do not materially affect the value or prohibit the current use of the property or asset subject thereto.
“Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Personal Information” means any information that identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Law or Valley’s or its Subsidiaries’ Privacy and Security Policies.
“PPP” has the meaning set forth in Section 5.02(r)(viii).
“Previously Disclosed” by a Party shall mean information set forth in a section of its Disclosure Schedule (subject to Section 5.01).
“Privacy and Security Policies” has the meaning set forth in Section 5.03(t)(iv).
“Proxy Statement/Prospectus” has the meaning set forth in Section 6.03(a).
“Registration Statement” has the meaning set forth in Section 6.03(a).
“Representatives” has the meaning set forth in Section 6.07(a).
“Retiree Welfare Plan” means any Benefit Plan providing for retiree health and life benefits, other than group health plan continuation coverage as may be required under Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA, or under any analogous continuation of coverage provisions of the Laws of any state or locality.
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities, restricted stock units and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
“Shareholder Agreements” has the meaning set forth in the recitals to this Agreement.
“Shareholders” means each director and the president and chief executive officer, chief financial officer, chief credit officer, executive vice president - sales and chief operating officer of Valley.
“Subsidiary” has the meaning ascribed to that term in Rule l-02 of Regulation S-X of the SEC.
“Superior Proposal” means an unsolicited bona fide Acquisition Proposal (provided that for purposes of the definition of “Superior Proposal” the references to “10%” in the definition of “Acquisition Proposal” shall instead refer to “50%”) that the Valley Board has determined in its good faith judgment is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the holders of Valley Common Stock from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.07 of this Agreement and the time likely to be required to consummate such Acquisition Proposal).
“Surviving Corporation” has the meaning set forth in the recitals.
“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property (real or personal), real property gains, escheat, abandoned or unclaimed property, registration, alternative minimum, add-on minimum, value added, natural resources, social security, environmental, custom duties, unemployment or other taxes of any kind whatsoever imposed by any Governmental Entity, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.
“Tax Returns” means any return (including any amended return), declaration or other report (including elections, declarations, claims for refunds, schedules, estimates and information returns) with respect to any Taxes (including estimated taxes).
“Termination Fee” has the meaning set forth in Section 8.02(b).
“Transaction” means the Merger, the Bank Merger and any other transactions contemplated by this Agreement.
“Treasury Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.
“Tri Counties Bank” has the meaning set forth in the recitals.
“Tri Counties Bank Board” means the Board of Directors of Tri Counties Bank.
“TriCo” has the meaning set forth in the preamble to this Agreement.
“TriCo 401(k) Plan” has the meaning set forth in Section 6.11(a).
“TriCo Articles” means the Articles of Incorporation of TriCo, as amended.
“TriCo Average Closing Price” means the daily average closing price per share of TriCo Common Stock, as reported on Nasdaq, for the twenty (20) trading days ending on and including the fifth (5th) trading day prior to the Closing Date.
“TriCo Benefit Plans” means the material benefit and compensation plans, contracts, policies or arrangements maintained, contributed to, obligated to be contributed to, or sponsored by TriCo and Tri Counties Bank for the benefit of employees of TriCo and its Subsidiaries including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, any pension, retirement, profit sharing, medical, life, accidental death and dismemberment, disability, dental, vision, compensation, severance, termination pay, salary continuation, unemployment, workers’ compensation, vacation, sick pay, paid-time off, retention, employment, consulting, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights or other stock-based incentive, cafeteria or flexible benefit, adoption or educational assistance, and bonus or other cash-based incentive, or other similar plans, agreements, programs, policies or other arrangements.
“TriCo Board” means the Board of Directors of TriCo.
“TriCo Bylaws” means the Bylaws of TriCo, as amended.

“TriCo Common Stock” means the common stock, no par value per share, of TriCo.
“TriCo Preferred Stock” means the preferred stock, no par value per share, of TriCo.
“TriCo’s SEC Reports” has the meaning set forth in Section 5.04(h)(i).
“Valley” has the meaning set forth in the preamble to this Agreement.
“Valley Articles” means the Articles of Incorporation of Valley, as amended.
“Valley Bank” has the meaning set forth in the recitals.
“Valley Bank Board” means the Board of Directors of Valley Bank.
“Valley Board” means the Board of Directors of Valley.
“Valley Bylaws” means the Bylaws of Valley, as amended.
“Valley Common Stock” means the common stock, no par value per share, of Valley.
“Valley Equity Plan” means the Valley Republic Bancorp 2016 Omnibus Equity Incentive Plan.
“Valley Financial Statements” has the meaning set forth in Section 5.03(g)(i).
“Valley Group” means any or all of Valley and its Subsidiaries or any predecessor of or any successor to any or all of Valley and its Subsidiaries (or to another such predecessor or successor). References herein to the Valley Group shall be deemed to refer to both the Valley Group as a whole and to each individual member thereof, as well as to groups comprising some, but not all, of Valley and its Subsidiaries.
“Valley IT Systems” has the meaning set forth in Section 5.03(t)(iii).
“Valley Loan Property” has the meaning set forth in Section 5.03(o).
“Valley Meeting” has the meaning set forth in Section 6.02(a).
“Valley NQDP” has the meaning set forth in Section 5.03(m)(vii).
“Valley Options” means the options to acquire Valley Common Stock.
“Valley RSUs” means restricted stock units issued under the Valley Equity Plan.
“Valley SERP” means the Salary Continuation Agreements entered into with certain Employees.
“Valley Shareholder Approval” means the approval of this Agreement by the holders of a majority of the outstanding shares of Valley Common Stock.
“Valley 401(k) Plan” has the meaning set forth in Section 6.11(h).
“Volcker Rule” means 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the FDIC and the SEC in connection therewith.
ARTICLE II
THE MERGER
2.01 The Merger.

(a)The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Valley shall merge with and into TriCo in accordance with the applicable provisions of the CGCL, and the separate corporate existence of Valley shall cease. TriCo shall be the Surviving Corporation and shall survive and continue to exist as a corporation incorporated under the CGCL.
(b)Name. The name of the Surviving Corporation shall be “TriCo Bancshares.”
(c)Articles and Bylaws. The articles of incorporation and bylaws of the Surviving Corporation immediately after the Merger shall be the TriCo Articles and the TriCo Bylaws as in effect immediately prior to the Merger.
(d)Directors and Executive Officers. The directors of the Surviving Corporation immediately after the Merger shall be the directors of TriCo immediately prior to the Merger, except for the addition of one director as contemplated by Section 6.12, each of whom shall serve until the first annual meeting of shareholders of TriCo following the Effective Time. The executive officers of the Surviving Corporation immediately after the Merger shall be the executive officers of TriCo immediately prior to the Merger, each of whom shall serve until such time as their successors shall be duly appointed or elected and qualified.
(e)Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in accordance with the CGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Valley shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Valley shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(f)Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect, record or otherwise confirm the Surviving Corporation’s right, title or interest in, to or under any of the rights, properties or assets of Valley acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Valley, and its proper officers and directors, acting in such corporate capacity and not individually, shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Corporation are fully authorized in the name of the Surviving Corporation or otherwise to take any and all such action.
II.02.Closing Date and Effective Time; Closing.
(a)Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall cause an Agreement of Merger relating to the Merger, the form of which is attached hereto as Exhibit B (the “Agreement of Merger”), to be filed with the Secretary of State of the State of California pursuant to the CGCL on: (i) the first Friday that is not less than five (5) nor more than thirty-five (35) Business Days after such satisfaction or waiver; or (ii) such other date following such satisfaction or waiver to which the Parties may mutually agree in writing (the “Closing Date”). The Merger provided for herein shall become effective upon the filing of the Agreement of Merger with the Secretary of State of the State of California. The “Effective Time” of the Merger shall be the time of such filing or as set forth in such filing.
(b)A closing (the “Closing”) shall take place remotely by mutual exchange of documents and signatures (or their electronic counterparts) immediately prior to the Effective Time or at such other time on the Closing Date. At the Closing, there shall be delivered to TriCo and Valley the certificates and other documents required to be delivered under Article VII hereof.

II.03.Bank Merger. As soon as practicable after the Merger, Valley Bank shall be merged with and into Tri Counties Bank. Tri Counties Bank shall be the surviving entity in the Bank Merger. Following the execution of the Agreement of Merger, on such date as TriCo shall specify in writing, TriCo and Valley shall cause Tri Counties Bank and Valley Bank, respectively, to execute and deliver the Bank Merger Agreement and any other documents and certificates that are necessary to consummate the Bank Merger as soon as practicable after the Effective Time.
ARTICLE III
CONSIDERATION AND EXCHANGE PROCEDURES

3.01 Conversion of Shares. At the Effective Time, by virtue of the Merger and without any action on the part of a holder of shares of Valley Common Stock:
(a)TriCo Common Stock. Each share of TriCo Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall be unchanged by the Merger.
(b)Valley Common Stock. Subject to the provisions of this Agreement, each share of Valley Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares) shall be converted into, and shall be canceled in exchange for, the right to receive a number of shares of TriCo Common Stock equal to the Exchange Ratio.
(c)Cancellation of Excluded Shares. Any shares of Valley Common Stock owned by Valley as treasury stock or owned, directly or indirectly, by Valley, TriCo or any of TriCo’s subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) (“Excluded Shares”) shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.
(d)Dissenting Shares.
(i)No later than ten (10) calendar days following the date that the Valley Shareholder Approval is received, Valley or the Surviving Corporation shall provide each record holder of Valley Common Stock entitled to vote on the Merger with a notice including the information required pursuant to Section 1301(a) of the CGCL.
(ii)Notwithstanding any provision of this Agreement to the contrary, to the extent dissenters’ rights under Section 1301(a) are applicable to the Merger, no Dissenting Shares shall be converted into or represent a right to receive the applicable consideration for such shares set forth in this Agreement, if any, but the holder of such Dissenting Shares shall only be entitled to such dissenters’ rights to the extent granted by Chapter 13 of the CGCL. If a holder of shares of Valley Common Stock who demands that Valley purchase such shares under Chapter 13 of the CGCL shall thereafter effectively withdraw or lose (through failure to perfect or otherwise) such holders’ dissenters’ rights with respect to such shares of Valley Common Stock then, as of the occurrence of such withdrawal or loss, each such share of Valley Common Stock shall be deemed as of the Effective Time to have been converted into and represent only the right to receive, in accordance with Section 3.01, the portion of the Merger Consideration for such shares set forth in this Article III.
(iii)Valley shall comply in all respects with the provisions of Chapter 13 of the CGCL with respect to the Dissenting Shares. Valley shall give TriCo: (A) prompt notice of any demands for purchase of any such shares of Valley Common Stock pursuant to Chapter 13 of the CGCL, attempted withdrawals of such demands and any other instruments served pursuant to Chapter 13 of the CGCL and received by Valley in connection therewith; and (B) the opportunity to direct all negotiations and proceedings with respect to the purchase of any shares of Valley Common Stock under Chapter 13 of the CGCL; provided that TriCo shall act in a commercially reasonable manner in directing any such negotiations and proceedings and shall not impose any requirements or restrictions on Valley that are contrary to the requirements of Chapter 13 of the CGCL. Valley shall not, except with the prior written consent of TriCo, which consent shall not be unreasonably withheld, conditioned or delayed, or as required by law, voluntarily make any payment with respect to any demands for purchase of Valley Common Stock or offer to settle or settle any such demands.
(e)Potential Adjustment to Exchange Ratio. If the Adjusted Tangible Common Equity as of the month end preceding the Closing Date, as reflected on the Closing Financial Statements, is less than the Minimum Tangible Common Equity Amount, then the Merger Consideration shall be reduced on a dollar-for-dollar basis by reducing the Exchange Ratio by an amount equal to: (A) (1) the amount by which the Minimum Tangible Common Equity Amount exceeds the Adjusted Tangible Common

Equity for the month end date preceding the Closing Date as reflected on the Closing Financial Statements, divided by (2) TriCo Average Closing Price; divided by (B) the number of shares of Valley Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) rounded to the thousandths place.
3.02 Exchange Procedures.
(a)Mailing of Transmittal Material. Provided that Valley has delivered, or caused to be delivered, to an independent exchange agent selected by Trico and reasonably acceptable to Valley (the “Exchange Agent”) all information which is reasonably necessary for the Exchange Agent to perform its obligations as specified herein, the Exchange Agent shall, promptly following the Closing Date (but in no event more than five (5) Business Days after the Closing Date), mail and otherwise make available to each holder of record of Valley Common Stock (other than holders of Excluded Shares and Dissenting Shares), a notice and a form of letter of transmittal, in a form reasonably acceptable to, and approved in writing by, Valley (which shall specify that delivery shall be effected, and risk of loss and title to such Certificate(s) theretofore representing shares of Valley Common Stock shall pass, only upon proper delivery of such Certificate(s) to the Exchange Agent or transfer of Book-Entry Shares to the Exchange Agent), advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent such Certificate(s) or Book-Entry Shares in exchange for the portion of the Merger Consideration to which such holder may be entitled pursuant to Section 3.01(b) hereof. A letter of transmittal will be properly completed only if accompanied by a Certificate or Certificates or instructions to transfer Book-Entry Shares representing all shares of Valley Common Stock covered thereby, subject to the provisions of Section 3.02(d).
(b)TriCo Deliveries. At the Effective Time, for the benefit of the holders of Certificates and/or Book-Entry Shares, TriCo shall deliver to the Exchange Agent certificates, or at TriCo’s option, evidence of shares in book entry form, representing the number of shares of TriCo Common Stock issuable to the holders of Valley Common Stock as the Merger Consideration, to be given to the holders of Valley Common Stock in exchange for their Certificates and Book-Entry Shares as provided for in this Article III. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of TriCo Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the Persons entitled thereto.
(c)Exchange Agent Deliveries.
(i)Each holder of an outstanding Certificate or Certificates or Book-Entry Shares who has surrendered such Certificate or Certificates to the Exchange Agent or who has instructed the transfer of Book-Entry Shares will, upon acceptance thereof by the Exchange Agent, be entitled to evidence of issuance in book entry form, or upon written request of such holder, a certificate or certificates representing, the number of whole shares of TriCo Common Stock into which the aggregate number of shares of Valley Common Stock previously represented by such Certificate or Certificates or Book-Entry Shares surrendered shall have been converted pursuant to this Agreement and any other distribution theretofore paid with respect to TriCo Common Stock issuable in the Merger, in each case, without interest. The Exchange Agent shall accept such Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose consistent with the notice and form of letter of transmittal to effect an orderly exchange thereof in accordance with normal exchange practices.
(ii)Each outstanding Certificate or Book-Entry Share which prior to the Effective Time represented Valley Common Stock and which is not surrendered to the Exchange Agent in accordance with the procedures provided for herein shall, except as otherwise herein provided, until duly surrendered to the Exchange Agent, be deemed to evidence ownership of the number of shares of TriCo Common Stock into which such Valley Common Stock shall have been converted. After the Effective Time, there shall be no further transfer on the records of Valley of Certificates or Book-Entry Shares representing shares of Valley Common Stock and, if such Certificates or Book-Entry Shares are presented to Valley for transfer, they shall be cancelled against delivery of certificates for TriCo Common Stock as hereinabove provided. No dividends which have been declared will be remitted to any Person entitled to receive shares of TriCo Common Stock under Section 3.01 until such Person surrenders the Certificate or Certificates or Book-Entry Shares representing Valley Common Stock, at which time such dividends shall be remitted to such Person, without interest.
(d)Lost or Destroyed Certificates; Issuances of TriCo Common Stock in New Names. The Exchange Agent and TriCo, as the case may be, shall not be obligated to deliver a certificate or certificates representing shares of TriCo Common Stock to which a holder of Valley Common Stock would otherwise be entitled as a result of the Merger until such holder surrenders the Certificate or Certificates representing the shares of Valley Common Stock for exchange as provided in this Section 3.02, or, in default thereof, an appropriate affidavit of loss and indemnity agreement and/or a bond in an amount as may be reasonably required in each case by TriCo. If any certificates evidencing shares of TriCo Common Stock are to be issued in a name other than that in which the

Certificate evidencing Valley Common Stock surrendered in exchange therefore is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be properly endorsed or accompanied by an executed form of assignment separate from the Certificate and otherwise in proper form for transfer and that the Person requesting such exchange pay to the Exchange Agent any transfer or other Tax required by reason of the issuance of a certificate for shares of TriCo Common Stock in any name other than that of the registered holder of the Certificate surrendered or otherwise establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e)Unclaimed Merger Consideration. Any portion of the shares of TriCo Common Stock delivered to the Exchange Agent by TriCo pursuant to Section 3.02(b) that remains unclaimed by the shareholders of Valley for twelve (12) months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to TriCo. Any shareholders of Valley who have not theretofore complied with Section 3.02(c) shall thereafter look only to TriCo for the consideration deliverable in respect of each share of Valley Common Stock such shareholder holds as determined pursuant to this Agreement without any interest thereon. Neither the Exchange Agent nor either Party shall be liable to any holder of stock represented by any Certificate or Book-Entry Share for any consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws. TriCo and the Exchange Agent shall be entitled to rely upon the stock transfer books of Valley to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive (absent manifest error) with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Book-Entry Share, TriCo and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.
3.03 Rights as Shareholders. At the Effective Time, holders of Valley Common Stock shall cease to be, and shall have no rights as, shareholders of Valley other than to receive the consideration provided for under this Article III.
3.04 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of TriCo Common Stock shall be issued in the Merger. Each holder of Valley Common Stock who otherwise would have been entitled to a fraction of a share of TriCo Common Stock (after taking into account all Certificates or Book-Entry Shares delivered by such holder) shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the TriCo Average Closing Price, rounded to the nearest whole cent. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.
3.05 Anti-Dilution Provisions. If, between the date hereof and the Effective Time, the shares of TriCo Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or similar transaction, or a stock dividend thereon shall be declared with a record date within said period, the Merger Consideration and Exchange Ratio shall be adjusted accordingly.
3.06 Withholding Rights. TriCo (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of shares of Valley Common Stock such amounts as TriCo is required under the Code or any state, local or foreign Tax law or regulation thereunder to deduct and withhold with respect to the making of such payment. Any amounts so withheld shall be timely remitted to the applicable Governmental Entity and shall be treated for all purposes of this Agreement as having been paid to the holder of Valley Common Stock in respect of which such deduction and withholding was made by TriCo.
3.07 Valley Equity Awards.
(a)Treatment of Valley Options. At the Effective Time, each Valley Option under the Valley Equity Plan outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and shall only entitle the holder of such Valley Option to receive an amount in cash, rounded down to the nearest whole cent, equal to the product of: (i) the total number of shares of Valley Common Stock subject to such Valley Option; and (ii) the excess, if any, of (A) the Equity Award Cashout Price over (B) the exercise price per share of Valley Common Stock under such Valley Option, less any applicable Taxes and deductions required to be withheld with respect to such payment (such amount, the “Option Consideration”). For the avoidance of doubt, any Valley Option which has an exercise price per share of Valley Common Stock that is greater than or equal to the Equity Award Cashout Price shall be cancelled at the Effective Time for no consideration or payment. For purposes of this Agreement, the “Equity Award Cashout Price” shall mean an amount equal to the product of (x) the TriCo Average Closing Price and (y) the Exchange Ratio.
(b)Valley RSUs. At the Effective Time, any vesting conditions applicable to each outstanding Valley RSU shall, automatically and without any required action on the part of the holder thereof, accelerate in full and shall be converted into, and shall be exchanged for, the right to receive a number of shares of TriCo Common Stock equal to the Exchange Ratio; provided, however, at the option of the holder of the Valley RSU, to the extent permitted by the Valley Equity Plan and any applicable award agreement, TriCo may withhold that number of shares of TriCo Common Stock sufficient to cover any required Tax withholdings and deductions.
(c)Funding Option Consideration. To the extent reasonably practicable, TriCo shall fund the Option Consideration to be paid with respect to Valley Options by funding the necessary amounts to the payroll processor of Valley or TriCo or any of their respective Affiliates (the “Payroll Processor”) for payment by the Payroll Processor of the Option Consideration to the applicable holders of such Valley Options, less applicable withholdings and deductions, which payments in all events shall be made on the regular payroll date of Valley (if paid through Valley’s payroll processor) or TriCo (if paid through TriCo’s payroll processor) that occurs no later than fifteen (15) days following the Closing Date.
(d)Acknowledgements. At least five (5) Business Days prior to the Closing Date and prior to any such payment to which a holder of a Valley Option may be entitled under this Section 3.07, Valley shall obtain a written acknowledgement and waiver (in form and substance reasonably satisfactory to Valley and TriCo) from each holder of a Valley Option: (i) confirming the number of Valley Options held (and shares of Valley Common Stock subject to such Valley Options); (ii) confirming that the treatment of such Valley Options pursuant to this Agreement and the amounts to be paid pursuant to this Agreement have been correctly calculated; and (iii) acknowledging that in consideration for the cancellation of such Valley Option, the holder agrees to accept the Option Consideration. Valley shall provide a copy of each such acknowledgement and waiver to TriCo at least five (5) Business Days prior to the Closing Date.
(e)Other Actions. Prior to the Effective Time, the Valley Board shall adopt any necessary resolutions and take any actions necessary: (i) to effectuate the provisions of Section 3.07(a) and 3.07(b); and (ii) to terminate all of Valley’s equity incentive plans and ensure that no Person has any rights under such plans, including for the avoidance of doubt the Valley Equity Plan, all to be effective as of the Effective Time. Valley will use its reasonable best efforts to ensure that, from and following the Effective Time and subject to payment in full in respect of obligations under the Valley Equity Plan and the Valley Options, and subject to the issuance of TriCo Common Stock pursuant to the provisions of Section 3.07(b) in exchange for the Valley RSUs: (i) no participant in the Valley Equity Plan will have any right thereto to acquire after the Effective Time any equity securities of Valley or any of its Subsidiaries; and (ii) TriCo will not be required to deliver shares of Valley Common Stock, TriCo Common Stock or other capital stock to any Person after the Effective Time pursuant to or in settlement of any equity awards of Valley.
ARTICLE IV
ACTIONS PENDING ACQUISITION

4.01 Forbearances of Valley. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, or with the prior written consent of TriCo (which consent shall not be unreasonably withheld, conditioned or delayed), Valley will not, and will cause each of its Subsidiaries not to:
(a)Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use commercially reasonable efforts consistent with past practice and its policies as in effect on the date of this Agreement, to preserve its business organization, keep available the present services of its officers and employees (except in the case of terminations of officers and employees for cause) and preserve for itself and TriCo the goodwill of the customers of Valley and its Subsidiaries and others with whom business relations exist.
(b)Capital Stock. Other than pursuant to Rights set forth on Section 4.01(b) of Valley’s Disclosure Schedule and outstanding on the date hereof: (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Valley capital stock or any Rights; or (ii) permit any additional shares of Valley capital stock to become subject to grants of employee or director stock options or other Rights.
(c)Dividends; Reclassifications; Etc.
(i)Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of Valley capital stock.
(ii)Directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of Valley capital stock.

(d)Compensation; Employment Agreements; Etc. Except as contemplated in this Agreement: (i) enter into or amend or renew any employment, consulting, severance, change in control, retention, bonus, salary continuation or similar agreements or arrangements with any director, officer, employee or consultant of Valley or its Subsidiaries or grant or pay any salary or wage increase, grant any incentive compensation, bonus, equity award, severance or termination pay (other than pursuant to an existing severance arrangement or policy in effect on the date of this Agreement and disclosed in Section 4.01(d) of Valley’s Disclosure Schedule), or increase any employee benefit (including incentive or bonus payments), except for changes that are required by applicable Law or payments made in accordance with existing Benefit Plans and set forth in Section 4.01(d) of Valley’s Disclosure Schedule; or (ii) pay any other bonuses or incentives other than pursuant to an incentive plan, agreement, plan or policy of Valley or Valley Bank in effect as of the date hereof and set forth in Section 4.01(d) of Valley’s Disclosure Schedule and in a manner consistent with past practice.
(e)Hiring. Hire or terminate any person as an employee or other service provider of Valley or any of its Subsidiaries or promote or demote any employee or other service provider, except: (i) to satisfy contractual obligations existing as of the date hereof and set forth on Section 4.01(e) of Valley’s Disclosure Schedule; (ii) to demote or terminate for cause; and (iii) persons hired to fill any vacancies either existing as of the date hereof and set forth in Section 4.01(e) of Valley’s Disclosure Schedule or arising after the date hereof whose employment is terminable at the will of Valley or its Subsidiaries and who are not subject to or eligible for any severance or similar benefits or payments that would become payable as a result of the Transaction or consummation thereof and at an annual base salary or wage rate and with a target cash bonus opportunity not greater than that of the employee who previously held such position, or enter into any agreement with a labor union, guild or association representing any employee.
(f)Benefit Plans. Except as provided in Section 3.07, enter into, establish, adopt, amend or terminate, or make any contributions to (except to satisfy contractual obligations existing as of the date hereof and set forth in Section 4.01(f) of Valley’s Disclosure Schedule), any Benefit Plans, including any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, loan, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Valley or its Subsidiaries or take any action to accelerate the vesting or exercisability of Valley Options or the vesting or lapse of any restrictions related to the Valley RSUs or the vesting or lapse of restrictions of any other compensation or benefits payable thereunder.
(g)Dispositions. Sell, lease, license, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, business or properties, except for sales, transfers, leases, licenses, mortgages, encumbrances, dispositions or discontinuances which are in the ordinary course of business and consistent with past practices and are not material to Valley and its Subsidiaries taken as a whole.
(h)Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice), including without limitation, by merger or consolidation or by investment in a partnership or joint venture, all or any portion of the assets, business, securities, deposits or properties of any other Person.
(i)Capital Expenditures. Make any capital expenditures, other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $50,000 individually or $100,000 in the aggregate.
(j)Governing Documents. Amend the Valley Articles, the Valley Bylaws or the articles of incorporation or bylaws (or equivalent documents) of any Subsidiary of Valley.
(k)Accounting Methods. (i) Implement or adopt any change in Valley’s book or tax accounting principles, practices or methods, other than as may be required by a Governmental Entity or GAAP, and as concurred in by Valley’s independent public accountants, or as required by Section 6.08 of this Agreement; or (ii) except as may be required by GAAP, and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets (including any contract, agreement or understanding that would be a Material Contract as a result of entering into, modifying or amending such contract, agreement or understanding), other than in the ordinary course of business consistent with past practice.
(l)Contracts. Except as otherwise permitted under Section 4.01 hereof, enter into, cancel, fail to renew or terminate any Material Contract or amend or modify in any material respect any of its existing Material Contracts.
(m)Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Valley or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Valley or any of its Subsidiaries of an amount which exceeds $50,000 and/or would impose any material restriction on the business of Valley or any of its Subsidiaries or create precedent for claims that are reasonably likely to be material to Valley and its Subsidiaries taken as a whole.
(n)New Business. Enter into any new material line of business; introduce any material new products or services; acquire any brokered deposits, change its material lending, investment, underwriting, loan, deposit or fee pricing, servicing, risk and asset liability management and other material banking and operating policies, except as required by applicable Law or policies imposed by any Governmental Entity, or the manner in which its investment securities or loan portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related security that would be risk-weighted over 100% according to BASEL III regulatory capital guidelines.
(o)Branches and Offices. File any application or enter into any contract with respect to the opening, relocation or closing of, or open, relocate or close, any branch, office, service center or other facility.
(p)Marketing. Introduce any material marketing campaigns or any material new sales compensation or incentive programs or arrangements, or incur any costs under its marketing and development budget in excess of those set forth in its operating budget for the current year (except those the material terms of which have been fully disclosed in writing to TriCo prior to the date hereof).
(q)Derivatives Contracts. Purchase or enter into any Derivatives Contract.
(r)Indebtedness. Incur or modify any indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank and FRB borrowings that mature within ninety (90) days and that have no put or call features and securities sold under agreements to repurchase that mature within ninety (90) days, in each case, in the ordinary course of business consistent with past practice); or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than with respect to the collection of checks and other negotiable instruments in the ordinary course of business consistent with past practice.
(s)Investments. (i) Make any investment either by contributions to capital, property transfers or purchases of any property or assets of any Person or any Equity Investment; (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of twelve (12) months or less, purchase or acquire securities of any type; or (iii) dispose of any debt security or Equity Investment; provided, however, that in the case of investment securities, Valley may purchase investment securities if, within one (1) Business Day after Valley requests in writing (which request shall describe in detail the type of investment securities to be purchased, the estimated price thereof and Valley’s investment strategy thereto) that TriCo consent to making of any such purchase, TriCo has approved such request in writing or has not responded in writing to such request.
(t)Loans. (i) Make, extend, renew or otherwise modify any loan, loan commitment, letter of credit, note, borrowing arrangement or other extension of credit in which Valley or any of its Subsidiaries is creditor (collectively, “Loans”) which would, when aggregated with all outstanding Loans or any renewals or extensions thereof made to such Person and any Affiliate or immediate family member of such Person, exceed $2.5 million; (ii) take any action that would result in any discretionary release of collateral or guarantees or otherwise restructure the amount set forth in clause (i) above; (iii) enter into any Loan securitization or create any special purpose funding entity, other than a Loan participation entered into in the ordinary course of business consistent with past practice where Valley’s or any Subsidiary’s exposure does not exceed $2.5 million; (iv) make any Loan to any Person with a Criticized Loan; or (v) purchase or sell (y) any Criticized Loan, or (z) any Loan in excess of $2.5 million; provided, however, Valley and its Subsidiaries may make, renew or modify Loans or Loan participations that exceed the foregoing dollar limitations if, within two (2) Business Days after Valley notifies TriCo’s chief credit officer of its intent to do so (which request shall include a copy of the loan write up containing the information customarily submitted as part of the loan write up), TriCo confirms in writing that it does not object to such proposed Loan or Loan participation or has not responded to such request. Except for PPP Loans forgiven by the U.S. Small Business Administration in accordance with the CARES Act, Valley shall not forgive any Loans to directors, officers or employees.
(u)Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(v)Tax Elections. Except as set forth on Section 4.01(v) of Valley’s Disclosure Schedule, make or change any Tax election, settle or compromise any Tax liability of Valley or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any amount of Taxes of Valley or any of its Subsidiaries (or the assets and liabilities of Valley or any of its Subsidiaries), enter into any closing agreement with respect to any amount of Taxes or surrender any right to claim a Tax refund, adopt or change any method of accounting with respect to Taxes, or file any amended Tax Return.
(w)Lending Practices. Other than in the ordinary course of business consistent with past practice, make any material changes in its policies and practices with respect to: (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans; or (ii) Valley’s hedging practices and policies, in each case except as required by Law or requested by a Governmental Entity.
(x)Deposits. Cause or permit Valley Bank to: (i) change Valley Bank’s rate sheets attached as Section 4.01(x) of the Valley’s Disclosure Schedule (including any change to any of the interest rates and the maturity dates set forth in Valley Bank’s rate sheets) other than in the ordinary course of business consistent with past practice and Valley’s or Valley Bank’s applicable policies, as the case may be, with respect thereto; (ii) amend, modify, terminate or deviate from the exception practice in place for such rate sheets attached as Section 4.01(x) of the Valley’s Disclosure Schedule; (iii) make any material changes in its policies and practices with respect to deposits and earnings credits; or (iv) accept any brokered deposits or collateralized deposits.
(y)Antitakeover Statutes. Take any action: (i) that would cause this Agreement or the Transaction to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares; or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than TriCo or its Subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.
(z)Transactions with Insiders. Make or propose to make any Loan to or enter into any transaction with Valley, any of its Subsidiaries, or any of their respective directors or officers or principal shareholders or any Affiliate thereof; provided that Valley Bank may make Loans compliant with Regulation O promulgated by the FRB and Valley Bank’s policies in effect as of the date of this Agreement to its directors and executive officers if, within four (4) days after Valley notifies TriCo’s chief credit officer of its intent to do so (which request shall include a copy of the loan write up containing the information customarily submitted as part of the loan write up), TriCo confirms in writing that it does not object to such proposed Loan or has not responded to such request. Valley will provide all such notices to TriCo’s chief credit officer at the same time the Loan is submitted to its Directors’ Loan Committee.

(aa)Adverse Actions. Take any action that would or is reasonably likely to result in: (i) the Merger not qualifying as a reorganization within the meaning of Section 368(a) of the Code; (ii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time; (iii) any of the conditions to the Merger set forth in Article VII not being satisfied; (iv) a material violation of any provision of this Agreement, except as may be required by applicable Law; (v) a material delay in the ability of TriCo or Valley to perform any of their obligations under this Agreement on a timely basis; or (vi) a material delay in the ability of TriCo to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby.
(bb)     Consent and Absence of Changes. Unreasonably withhold, delay or condition Valley’s prior written consent or approval as may be reasonably requested by TriCo, or fail to promptly notify TriCo of any change, occurrence or event not in the ordinary course of the business of Valley or any of its Subsidiaries and of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to Closing in Article VII of this Agreement not to be satisfied.
(cc)     Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.
4.02 Forbearances of TriCo. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable Law, or with the prior written consent of Valley (which consent shall not be unreasonably withheld, conditioned or delayed), TriCo will not, and will cause each of its Subsidiaries not to:
(a)Ordinary Course. Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use all commercially reasonable efforts consistent with past practice to preserve its business organization and preserve for itself and Valley the goodwill of the customers of TriCo and its Subsidiaries and others with whom business relations exist.
(b) Adverse Actions. Take any action that would or is reasonably likely to result in: (i) the Merger not qualifying as a reorganization within the meaning of Section 368(a) of the Code; (ii) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time; (iii) any of the conditions to the Merger set forth in Article VII not being satisfied; (iv) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation; (v) a material delay in the ability of TriCo or Valley to perform any of their obligations under this Agreement on a timely basis; or (vi) a material delay in the ability of TriCo to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby.
(c)Antitakeover Statutes. Take any action: (i) that would cause this Agreement or the Transaction to be subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares; or (ii) to exempt or make not subject to the provisions of any state antitakeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any Person (other than Valley or its Subsidiaries) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom.
(d) Notice of Changes. Fail to promptly notify Valley of any change, occurrence or event not in the ordinary course of the business of TriCo or any of its Subsidiaries and of any change, occurrence or event which, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to Closing in Article VII of this Agreement not to be satisfied.

(e) Dividends. Make, declare, pay or set aside for payment any extraordinary dividend (which, for the avoidance of doubt, shall not include the declaration and payment of regular quarterly dividends (including any non-extraordinary increases in such dividends)) on or in respect of, or declare or make any extraordinary distribution on any shares of TriCo Common Stock.
(f)Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.
ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.01 Disclosure Schedules. On or prior to the date hereof, Valley has delivered to TriCo a schedule and TriCo has delivered to Valley a schedule (each respectively, its “Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or 5.04 or to one or more of its covenants contained in Article IV or Article VI; provided, however, that: (i) any information set forth in any one section of a Party’s Disclosure Schedule shall be deemed to apply to each other applicable section or subsection of such Party’s Disclosure Schedule if its relevance to the information called for in such section or subsection is reasonably apparent on its face; and (ii) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect.
5.02 Standard. Solely for the purposes of determining whether the conditions set forth in Sections 7.02(a) or 7.03(a), as the case may be, have been satisfied (and without otherwise qualifying any representation or warranty made on the date hereof), no representation or warranty of Valley on the one hand or TriCo on the other hand contained in Sections 5.03 or 5.04, respectively (other than (a) the representations of Valley contained in Section 5.03(b), which shall be true in all respects, except to a de minimis extent (relative to Section 5.03(b) taken as a whole), (b) the representations of Valley contained in Sections 5.03(d), 5.03(e), 5.03(g)(v) and 5.03(i), and the representations of TriCo contained in Section 5.04(g)(ii), which shall be true and correct in all respects, and (c) the representations of Valley contained in Section 5.03(m)(v), which shall be true in all material respects) shall be deemed untrue or incorrect for purposes of Sections 7.02(a) or 7.03(a), and neither Party shall be deemed to have breached a representation or warranty for purposes of such Sections, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Sections 5.03 or 5.04, has had or is reasonably likely to have a Material Adverse Effect on the Party making such representation or warranty.
5.03 Representations and Warranties of Valley. Except as set forth in Valley’s Disclosure Schedule, Valley hereby represents and warrants to TriCo:
(a)Organization, Standing and Authority. Valley is a corporation duly organized, validly existing and in good standing under the Laws of the State of California. Valley is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on Valley. Valley has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted. The copies of the Valley Articles and Valley Bylaws set forth in Section 5.03(a) of Valley’s Disclosure Schedule are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of Valley and each of its Subsidiaries previously made available to TriCo contain true, complete and correct records in all material respects of all meetings and other material corporate actions held or taken of their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors) through the date hereof. Valley is duly registered as a bank holding company under the BHCA.
(b)Valley Capital Stock. The authorized capital stock of Valley consists solely of 50,000,000 shares of Valley Common Stock, of which 4,239,279 shares are issued and outstanding as of the date hereof and no shares of preferred stock of Valley are authorized or outstanding. As of the date of this Agreement, no shares of Valley Common Stock are held in treasury by Valley or otherwise directly or indirectly owned by Valley. The outstanding shares of Valley Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the outstanding shares of Valley Common Stock have been issued in violation of the preemptive rights of any Person. As of the close of business on the date of this Agreement, there 79,750 shares of Valley Common Stock issuable upon the exercise of outstanding Valley Options and 77,837 shares of Valley Common Stock are subject to outstanding Valley RSUs. Section 5.03(b) of Valley’s Disclosure Schedule sets forth, as of the date hereof, for each Valley Option and each Valley RSU, the name of the grantee, the date of the grant and, if applicable, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Valley Common Stock underlying each Valley Option and Valley RSU, the number of shares of Valley Common Stock subject to the Valley Options that are currently exercisable and the exercise or strike price per share. Each Valley Option: (i) currently has an exercise price that is the same as when first issued and such exercise price is at least equal to the fair market value of the underlying shares of Valley Common Stock as of the grant date; and (ii) each Valley Option and each Valley RSU has been issued in compliance with applicable Laws. Except for the Valley Options and Valley RSUs listed in Section 5.03(b) of Valley’s Disclosure Schedule, there are no shares of Valley Common Stock reserved for issuance, Valley does not have any Rights issued or outstanding with respect to Valley Common Stock and Valley does not have any commitment to authorize, issue or sell any Valley Common Stock or Rights, whether under the Valley Equity Plan or otherwise. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Valley may vote are outstanding.
(c)Subsidiaries.
(i)(A) Section 5.03(c)(i)(A) of Valley’s Disclosure Schedule sets forth a list of all of Valley’s Subsidiaries together with the employer identification number, corporate address, the number of shares and class of capital stock issued and outstanding and the jurisdiction of organization of each such Subsidiary; (B) Valley owns, directly or indirectly, all the issued and outstanding Equity Securities of each of its Subsidiaries; (C) no Equity Securities of any of its Subsidiaries are or may become required to be issued (other than to Valley) by reason of any Right or otherwise; (D) there are no contracts, commitments, understandings or arrangements by which any of its Subsidiaries is or may be bound to sell or otherwise transfer any of its Equity Securities (other than to Valley or any of its wholly owned Subsidiaries); (E) there are no contracts, commitments, understandings, or arrangements relating to Valley’s rights to vote or to dispose of such securities; and (F) all the Equity Securities of Valley’s Subsidiaries held by Valley or its Subsidiaries are fully paid and nonassessable and are owned by Valley or its Subsidiaries free and clear of any Liens. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of any of the Valley Subsidiaries may vote are outstanding.
(ii)Except as set forth in Section 5.03(c)(ii) of Valley’s Disclosure Schedule and except for securities and other interests held in a fiduciary capacity and beneficially owned by third parties or taken in consideration of debts previously contracted, ownership interests in Valley’s Subsidiaries and stock in the FHLB, Valley does not own beneficially, directly or indirectly, any Equity Securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

(iii)Each of Valley’s Subsidiaries has been duly organized, is validly existing and is in good standing, in each case under the laws of the jurisdiction of its organization, and is duly licensed or qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on Valley. Valley Bank is a bank duly organized and validly existing under the Laws of the State of California and is duly authorized by the DFPI to conduct business as a commercial bank. Each of Valley’s Subsidiaries has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as now conducted.
(iv)The deposit accounts of Valley Bank are insured by the FDIC in the manner and to the maximum extent provided by applicable Law, and Valley Bank has paid all deposit insurance premiums and assessments required by applicable Laws and regulations.
(d)Corporate Power and Authority. Valley and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets; and Valley has all requisite corporate power and authority and, other than receiving the Valley Shareholder Approval, has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger, the Bank Merger and the transactions contemplated by this Agreement.
(e)Corporate Action; Enforceability. As of the date hereof, the Valley Board has, by resolutions duly adopted at a meeting duly called and held: (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of Valley and its shareholders; (ii) adopted, approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby; and (iii) resolved that such matters be submitted for consideration by its shareholders at a special meeting of such shareholders and that such matters be recommended for approval at such special meeting. Valley has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by TriCo) is a valid and legally binding obligation of Valley, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or to general equity principles (the “Bankruptcy and Equity Exception”). The Bank Merger Agreement has been adopted and approved by the Valley Bank Board and Valley, as Valley Bank’s sole shareholder. The Valley Board has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of its financial advisor, Stephens Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Valley Common Stock.
(f)Regulatory Approvals; No Defaults.
(i)No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by Valley or any of its Subsidiaries in connection with the execution, delivery or performance by Valley of this Agreement and by Valley Bank of the Bank Merger Agreement, or to consummate the Transaction, except for: (A) filings of applications or notices with, and approvals or waivers by, the FRB, the FDIC and the DFPI, as required; (B) filings with the SEC, Nasdaq and state securities authorities, as applicable; (C) the filing of (1) the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL and (2) the Bank Merger Agreement with the Secretary of State of the State of California and the DFPI pursuant to the CGCL and CFC; and (D) the Valley Shareholder Approval. As of the date hereof, Valley is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a Burdensome Condition.
(ii)Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by Valley and the Bank Merger Agreement by Valley Bank and the consummation of the Transaction do not and will not: (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law, agreement, indenture or instrument of Valley or any of its Subsidiaries or to which Valley or any of its Subsidiaries or any of their respective assets or properties is subject or bound; (B) constitute a breach or violation of, or a default under, the Valley Articles, the Valley Bylaws or the or the articles of incorporation, bylaws or similar organizational documents of any of Valley’s Subsidiaries; or (C) require any consent or approval under any such Law, agreement, indenture or instrument.
(g)Financial Statements; Undisclosed Liabilities; No Material Adverse Effect.

(i)Valley has previously provided to TriCo complete and correct copies of: (A) its consolidated audited financial statements (including any related notes and schedules thereto and the signed, unqualified opinion of Eide Bailly LLP, its independent auditor) for the years ended December 31, 2018, 2019 and 2020; and (B) its unaudited consolidated balance sheet and unaudited consolidated statements of income, comprehensive income (loss) and changes in shareholders’ equity as of and for the three (3) month period ended March 31, 2021. Valley will provide TriCo when available consolidated balance sheets and consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows (which for quarterly periods shall be unaudited and without any related notes and schedules) for each of the quarterly and annual periods ended after the date hereof (all of the foregoing audited and unaudited financial statements referred to collectively as the “Valley Financial Statements”).
(ii)The Valley Financial Statements (including, where applicable, any notes thereto) were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except: (A) as may be indicated in the notes thereto; (B) in the case of interim consolidated financial statements, where information and footnotes contained in such financial statements are not required to be in compliance with GAAP; or (C) with respect to the Valley Financial Statements for any quarterly period ending after the date hereof, subject to normal year-end audit adjustments and the absence of notes to such Valley Financial Statements), were or will be prepared from and in accordance with, the books and records of Valley and its Subsidiaries, and in each case such consolidated financial statements fairly presented, in all material respects, the consolidated financial position, results of operations and cash flows of Valley and the consolidated Subsidiaries of Valley as of the respective dates thereof and for the respective periods covered thereby (subject, in the case of unaudited statements, to normal year-end adjustments).
(iii)Except as set forth on the unaudited consolidated balance sheet of Valley dated as of March 31, 2021, neither Valley nor any of its Subsidiaries has any material liability (whether absolute, contingent or accrued or otherwise and whether due or to become due) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, other than liabilities: (A) incurred after March 31, 2021 in the ordinary course of business consistent with past practice; or (B) incurred pursuant to or provided for in this Agreement.
(iv)Since December 31, 2018, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03(g) or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Valley.
(v)Since December 31, 2018: (A) Valley and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice; (B) neither Valley nor any of its Subsidiaries has taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a breach of any of the covenants in Section 4.01; and (C) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03(g) or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to Valley.
(vi)Except as set forth in Section 5.03(g)(vi) of Valley’s Disclosure Schedule, no agreement pursuant to which any Loans or other assets have been or shall be sold by Valley or its Subsidiaries entitled the buyer of such Loans or other assets to cause Valley or its Subsidiaries to repurchase such Loan or other asset or the buyer to pursue any other form of recourse against Valley or its Subsidiaries. Section 5.03(g)(vi) of Valley’s Disclosure Schedule sets forth all cash, stock or other dividend or any other distribution with respect to the capital stock of Valley or its Subsidiaries that has been declared, set aside or paid since December 31, 2018, as well as all shares of capital stock of Valley or any of its Subsidiaries that have been purchased, redeemed or otherwise acquired, directly or indirectly, by Valley or any of its Subsidiaries since December 31, 2018.
(vii)Valley has established and maintains: (i) disclosure controls and procedures to ensure that material information relating to Valley and its Subsidiaries is made known timely to the management of Valley by others within those entities; and (ii) internal control over financial reporting designed to provide reasonable assurance: (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (B) that receipts and expenditures of Valley and its Subsidiaries are being made only in accordance with the authorization of Valley’s management and directors; and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of Valley or any of its Subsidiaries that would reasonably be likely to have a material effect on the Valley Financial Statements. Valley has disclosed, based on its most recent evaluation prior to the date hereof and to Valley’s Knowledge, to Valley’s auditors, the audit committee of the Valley Board and TriCo: (A) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Valley’s ability to record, process, summarize and report financial data any material weaknesses in internal controls; and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Valley’s internal controls. Since January 1, 2018, Valley has not made any material modification to its disclosure controls and procedures or internal control over financial reporting.

(viii)Since December 31, 2018, there has not been: (A) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Valley or any Subsidiary of Valley, whether or not covered by insurance; (B) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of Valley, other than as set forth in the Valley Financial Statements for the periods prior to the date hereof; (C) any change by Valley in accounting principles, practices or methods, other than as required by GAAP; or (D) any increase in the compensation payable or that could become payable by Valley or any of its Subsidiaries to officers or key employees or any amendment of any of the Benefit Plans other than increases or amendments in the ordinary and usual course consistent with past practice.
(ix)Since December 31, 2019: (A) neither Valley nor any of its Subsidiaries nor, to the Knowledge of Valley, any director, officer, employee, auditor, accountant or representative of Valley or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Valley or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Valley or any of its Subsidiaries, has engaged in questionable accounting or auditing practices; and (B) no attorney representing Valley or any of its Subsidiaries, whether or not employed by Valley or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Valley or any of its Subsidiaries or their respective officers, directors, employees or agents to the Valley Board or any committee thereof or, to the Knowledge of Valley, to any director or officer of Valley or any of its Subsidiaries.
(h)Legal Proceedings. Section 5.03(h) of the Valley’s Disclosure Schedule lists all litigation, arbitration, claims or other proceedings before any court or Governmental Entity that is pending against Valley or any of its Subsidiaries or any of their respective executive officers or directors acting in their capacity as such. No litigation, arbitration, claim or other proceeding before any court or Governmental Entity is pending against Valley or any of its Subsidiaries or any of their respective executive officers or directors acting in their capacity as such. To Valley’s Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding in any such case that, individually or in the aggregate, has or could be reasonably expected to have a Material Adverse Effect with respect to Valley. Neither Valley nor any of its Subsidiaries nor any of their respective properties nor any of their respective executive officers or directors acting in their capacity as such is a party to or subject to any order, judgment, decree or regulatory restriction that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect with respect to Valley.
(i)Regulatory Matters.
(i)Since December 31, 2019, Valley and its Subsidiaries have duly filed with the appropriate regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable Laws, and such reports were in all material respects complete and accurate and in compliance in all material respects with the requirements of applicable Laws, and Valley has previously delivered or made available to TriCo accurate and complete copies of all such reports. In connection with the most recent examination of Valley and its Subsidiaries by the appropriate regulatory authorities, neither Valley nor any of its Subsidiaries was required to correct or change any action, procedure or proceeding which Valley believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on Valley.
(ii)Neither Valley nor any of its Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has Valley or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity. Valley and its Subsidiaries have paid all assessments made or imposed by any Governmental Entity.
(iii)Neither Valley nor any of its Subsidiaries has been advised by, nor does Valley have any Knowledge of facts which could give rise to an advisory notice by, any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, board resolution, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(iv)(A) No Governmental Entity has initiated since December 31, 2018 or has pending any proceeding, enforcement action or, to the Knowledge of Valley, investigation or inquiry into the business, operations, policies, practices or disclosures of Valley or any of its Subsidiaries (other than normal examinations conducted by a Governmental Entity in the ordinary course of the business of Valley and its Subsidiaries), or, to the Knowledge of Valley, threatened any of the foregoing;

and (B) there is no material unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Valley or any of its Subsidiaries.
(v)The most recent regulatory rating given to Valley Bank as to compliance with the Community Reinvestment Act is “Needs to Improve.” To the Knowledge of Valley, since the last regulatory examination of Valley Bank with respect to Community Reinvestment Act compliance, Valley Bank has not received any complaints as to the Community Reinvestment Act.
(vi)Valley Bank is “well-capitalized” (as that term is defined at 12 CFR §225.2(r) or the relevant regulation of its primary federal bank regulator). Valley is eligible for and complies with all capital requirements under the FRB’s Small Bank Holding Company and Savings and Loan Holding Company Policy Statement (Appendix C to 12 CFR Part 225).
(j)Compliance With Laws.
(i)Each of Valley and its Subsidiaries is, and at all times since December 31, 2019, has been, in compliance in all material respects with all Laws applicable thereto or to their employees conducting such businesses, including, without limitation, the BHCA, Sections 23A and 23B of the Federal Reserve Act and FRB, FDIC, and FDIC regulations pursuant thereto, Laws regarding loans to insiders, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Volcker Rule, the USA PATRIOT Act, the Electronic Fund Transfer Act and Regulation E of the FRB, all other applicable fair lending Laws, other Laws relating to discriminatory business practices and the servicing of mortgage loans, all posted and internal policies of Valley and its Subsidiaries related to customer data, data protection or privacy (including laws relating to the privacy and security of data or information that constitutes Personal Information), the CARES Act, the Small Business Act, the U.S. Treasury’s Home Affordable Modification Program and all applicable COVID-19 Measures. Without limiting the generality of the foregoing, Valley has not been advised in writing of any material governmental or regulatory concerns regarding its compliance with the anti-bribery and anti-corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any order issued with respect to anti-money laundering by the Office of Foreign Assets Control of the U.S. Department of the Treasury and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring: (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports; (ii) the maintenance of records; and (iii) the exercise of diligence in identifying customers.
(ii)Valley has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance) and, to Valley’s Knowledge, is in compliance with such Laws in all material respects. Valley and its Subsidiaries have all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, franchises, certificates of authority, orders and approvals are in full force and effect and, to Valley’s Knowledge, no suspension or cancellation of any of them is threatened, except in each case where the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(iii)No investigation or review by any Governmental Entity with respect to Valley or any of its Subsidiaries is pending or, to the Knowledge of Valley, threatened, nor has Valley or any Subsidiary of Valley received any written notification or communication from any Governmental Entity: (A) asserting that Valley or any such Subsidiary is not in compliance with any of the Laws which such Governmental Entity enforces; or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to Valley’s Knowledge, do any grounds for any of the foregoing exist).
(k)Material Contracts; Defaults.
(i)Except for documents set forth in Section 5.03(k)(i) of Valley’s Disclosure Schedule, neither Valley nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (A) with respect to the employment of any of its directors, officers, employees, or with regards to the provision of services similar to those provided by an employee, independent contractors or consultants and involving the payment or value of more than $100,000 per annum; (B) which would entitle any present or former director, officer, employee, independent contractor, consultant or agent of Valley or any of its Subsidiaries to indemnification from Valley or any of its Subsidiaries; (C) which provides for the payment by Valley or any of its Subsidiaries of severance or other compensation upon a merger, consolidation, acquisition, asset purchase, stock purchase or other business combination transaction involving Valley or any of its Subsidiaries, including but not limited to, the Transaction; (D) which would be a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC); (E) which is an agreement (including data processing, software programming, consulting and licensing contracts) not terminable on sixty (60) days or less notice and involving the payment or value of more than $100,000 per annum; (F) that may not be cancelled by TriCo, Valley or any of their respective Subsidiaries without payment of a penalty or termination fee equal to or greater than $25,000 (assuming it is terminated on the Closing Date); (G) which is with or to a labor union or guild (including any collective bargaining agreement); (H) which relates to the incurrence of indebtedness or guaranty of any liability (other than deposit liabilities, advances and loans from the FHLB, and sales of securities subject to repurchase, in each case, in the ordinary course of business); (I) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, rights, assets or businesses of Valley or any of its Subsidiaries; (J) which involves the purchase or sale of assets with a purchase price of $75,000 or more in any single case or $200,000 in all such cases, other than purchases and sales of investment securities or government guaranteed loans in the ordinary course of business consistent with past practice; (K) which is a consulting agreement, license or service contract (including data processing, software programming and licensing contracts and outsourcing contracts) which involves the payment of $100,000 or more in annual fees; (L) which relates to the settlement or other resolution of any legal proceeding in an amount in excess of $75,000 or that has any continuing obligations, liabilities or restrictions; (M) providing for indemnification by Valley or any of its Subsidiaries of any Person, except for a non-material agreement or contract entered into in the ordinary course of business; (N) which relates to a partnership or joint venture or similar arrangement; (O) which is a lease for any real or material personal property owned or presently used by Valley or any of its Subsidiaries; (P) which restricts the conduct of any business by Valley or any of its Subsidiaries or limits the freedom of Valley or any of its Subsidiaries to engage in any line of business in any geographic area (or would so restrict the Surviving Corporation or any of its Affiliates after consummation of the Transaction) or which requires exclusive referrals of business or requires Valley or any of its Subsidiaries to offer specified products or services to its customers or depositors on a priority or exclusive basis; (Q) relating to the acquisition or disposition of any business or operations (whether by merger, sale of stock, sale of assets or otherwise) entered into since December 31, 2018 (other than solely with respect to the acquisition or sale of OREO in the ordinary course of business); (R) to which any officer, director of Valley or Valley Bank, or any holder of five percent (5.0%) or more of the outstanding Valley Common Stock, or any of their immediate family members or Affiliates, is a party; or (S) which is with respect to, or otherwise commits Valley or any of its Subsidiaries to do, any of the foregoing (collectively, “Material Contracts”). Except as set forth in Section 5.03(k)(i) of Valley’s Disclosure Schedule, no consents, approvals, notices or waivers are required to be obtained or delivered pursuant to the terms and conditions of any Material Contract as a result of Valley’s and Valley Bank’s (as applicable) execution, delivery or performance of this Agreement and the Bank Merger Agreement and the consummation of the Transaction. True, correct and complete copies of all such Material Contracts have been made available to TriCo as of the date hereof.
(ii)Each of the Material Contracts is in full force and effect (other than due to the ordinary expiration thereof) and is a valid and binding obligation of Valley or its Subsidiaries and, to Valley’s Knowledge, is a valid and binding obligation of the other parties thereto, enforceable against Valley or its Subsidiaries, and to Valley’s Knowledge, the other parties thereto, in accordance with its terms (in each case, except as enforceability may be limited by the Bankruptcy and Equity Exception). Valley and its Subsidiaries (as applicable) have performed, in all material respects, all obligations required to be performed by them under each Material Contract. Neither Valley or its Subsidiaries nor, to Valley’s Knowledge, any other parties thereto, is in material default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which they are a party, by which their respective assets, business, or operations may be bound or affected, or under which their respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as set forth in Section 5.03(k)(ii) of Valley’s Disclosure Schedule, no power of attorney or similar authorization given directly or indirectly by Valley or any of its Subsidiaries is currently outstanding. With respect to the Material Contracts, to Valley’s Knowledge, no event has occurred, and no circumstance or condition exists that (with or without notice or lapse of time, or both) will, or would reasonably be expected to: (A) give any Person the right to declare a default or exercise any remedy under any Material Contract; (B) give any Person the right to accelerate the maturity or performance of any Material Contract; or (C) give any Person the right to cancel, terminate or modify any Material Contract.
(l)No Brokers. No action has been taken by Valley or any of its Subsidiaries that would give rise to any valid claim against any Party hereto (or any of their Subsidiaries) for a brokerage commission, finder’s fee or other like payment with respect to the Transaction, other than fees to be paid to Stephens Inc., which are set forth in Section 5.03(l) of Valley’s Disclosure Schedule. Copies of all agreements by and between Stephens Inc. and Valley or any of its Affiliates have been previously provided or made available to TriCo.
(m)Employee Benefit Plans.
(i)All benefit and compensation plans, contracts, policies or arrangements maintained, contributed to, obligated to be contributed to, or sponsored by Valley and its Subsidiaries in which any of the current or former employees of Valley and its Subsidiaries (the “Employees”) or other service provider of Valley, or which Valley and its Subsidiaries may have liability and its Subsidiaries participate, or with respect to which Valley and its Subsidiaries have any direct or indirect present or future liability (actual or contingent) including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA, any pension, retirement, profit sharing, medical, life, accidental death and dismemberment, disability, dental, vision, compensation, severance, termination pay, salary continuation, unemployment, workers’ compensation, vacation, personal time off, sick pay, paid-time off, retention, employment, consulting, change in control, fringe benefit, deferred compensation, stock option, stock purchase, stock appreciation rights or other stock-based incentive, cafeteria or flexible benefit, adoption or educational assistance, and bonus or other cash-based incentive, or other similar plans, agreements, programs, policies or other arrangements (whether written or oral and whether or not qualified or funded) or any such plan for which Valley may have any liability including, without limitation, as a result of being deemed a single employer with any ERISA Affiliate (collectively, the “Benefit Plans”), are set forth in Section 5.03(m)(i) of Valley’s Disclosure Schedule. True and complete copies of the following documents have been provided or made available to TriCo: (A) the governing Benefit Plan document and all written agreements underlying a funding medium for, or relating to the administration of, any Benefit Plan including, but not limited to, any trust instruments, group annuity contracts, investment management, recordkeeping, administrative services, other third party services agreements and insurance contracts, certificate of coverage and other similar agreements entered into in connection with any Benefit Plans and all amendments thereto; (B) a written summary of the material terms of any Benefit Plan that is not set forth in a written document; (C) the three most recent annual reports (Form 5500), together with all schedules, as required, filed with the Internal Revenue Service (“IRS”) or Department of Labor (the “DOL”), as applicable, and any financial statements and opinions required by Section 103(e)(3) of ERISA with respect to each Benefit Plan; (D) for each Benefit Plan which is a “top-hat” plan, a copy of filings with the DOL; (E) the most recent determination or opinion or advisory letter issued by the IRS for each Benefit Plan that is intended to be “qualified” under Section 401(a) of the Code; (F) the most recent summary plan description and any summary of material modifications, as required, for each Benefit Plan; (G) the three most recent actuarial reports, if any, relating to each Benefit Plan; (H) the most recent summary annual report for each Benefit Plan required to provide summary annual reports by Section 104 of ERISA; (I) the minimum coverage and discrimination testing results for each applicable Benefit Plan for the three most recently completed plan years; and (J) copies of all non-routine correspondence received from or delivered to the IRS or the DOL since December 31, 2017 with respect to any Benefit Plan.
(ii)In all material respects, each Benefit Plan has been established and administered to date in accordance with the applicable provisions of ERISA, the Code and applicable Law and has been operated in accordance with the terms and provisions of all documents, contracts or agreements pursuant to which such Benefit Plan is maintained. Valley and any ERISA Affiliate has complied, in all material respects, with the Patient Protection and Affordable Care Act, as amended by the Health Care and Reconciliation Act of 2010, and the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder. All required reports and notices with respect to each Benefit Plan have been timely and accurately filed with the IRS and DOL as appropriate, and provided to participants in the Benefit Plan. No asset of either Valley or any of its ERISA Affiliates is subject to a Lien imposed under ERISA or the Code. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has either received a favorable determination letter from the IRS, or is the subject of an advisory or opinion letter issued on a pre-approved plan document upon which such Pension Plan is based, and Valley has no Knowledge of any circumstances reasonably likely to result in revocation of any such favorable determination letter, the inability of Valley to rely on any such advisory or opinion letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. Neither Valley nor any of its Subsidiaries has received any correspondence or written or verbal notice from the IRS, DOL, any other Governmental Entity, any participant in or beneficiary of, a Benefit Plan, or any agent representing any of the foregoing that brings into question the qualification or compliance of any such Benefit Plan. There is no pending or, to Valley’s Knowledge, threatened proceeding, lawsuit or claim (other than a routine claim for benefits) relating to the Benefit Plans. Neither Valley nor any of its Subsidiaries is subject to or could reasonably be likely to be subject to a material Tax, fine, penalty or material liability of any kind under either the Code or ERISA with respect to any Benefit Plan. There are no matters pending before the IRS, DOL or other Governmental Entity with respect to any Benefit Plan. Since January 1, 2017, no Benefit Plan or related trust has been the subject of an audit, investigation or examination by a Governmental Entity. Neither Valley nor any other “disqualified person” (within the meaning of Section 4975 of the Code) nor any “party in interest” (within the meaning of Section 3(14) of ERISA) has engaged in any nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) with respect to any Benefit Plan.
(iii)Neither Valley nor any ERISA Affiliate maintains or contributes to any Pension Plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, a multiple employer plan (as defined in Section 413(c) of the Code) or multiemployer plan (as defined in 4001(a)(3) of ERISA), a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or a Retiree Welfare Plan, other than those disclosed and identified as such in Section 5.03(m)(iii) of Valley’s Disclosure Schedule. Except as set forth in Section 5.03(m)(iii) of Valley’s Disclosure Schedule, no Benefit Plan holds as an asset an annuity contract, guaranteed investment contract or other investment contract issued by an insurance company.

(iv)All contributions required to be made under the terms of any Benefit Plan (including any amounts withheld from employees’ paychecks with respect to a Benefit Plan) and premiums required to be paid have been timely made in accordance with the terms of the applicable Benefit Plan and applicable Law. All contributions for any period ending on or before the Closing Date that are not yet due have been made or have been reflected appropriately in the Valley Financial Statements. Benefits under each Benefit Plan that is an “employee welfare benefit plan” (within the meaning of Section 3(1) of ERISA), with the exception of any flexible spending arrangements subject to Sections 125 and 105 of the Code and health savings accounts (within the meaning of Section 223 of the Code), are provided exclusively through insurance contracts or policies issued by an insurance company, health maintenance organization, or similar organization unrelated to Valley or any ERISA Affiliate, the premiums for which are paid directly by Valley or an ERISA Affiliate thereof, from its general assets or partly from its general assets and partly from contributions by its employees. No insurance policy or contract relating to a Benefit Plan requires or permits a retroactive increase to premiums or payments due thereunder.
(v)Except as set forth in Section 5.03(m)(v) of Valley’s Disclosure Schedule, none of the execution of this Agreement, the Valley Shareholder Approval or the consummation of the Transaction, either alone or in connection with any other event: (A) entitle any Employees or any current or former director or independent contractor of Valley or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment or service after the date hereof; (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable under, or trigger any other material obligation pursuant to, any of the Benefit Plans; (C) result in any breach or violation of, or a default under, any of the Benefit Plans; or (D) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code. Valley will make available to TriCo upon request Valley’s calculations under Section 280G of the Code and all related underlying back-up information and agreements taken into account in the performance of such calculations or deemed necessary by TriCo, in its discretion, including, without limitation, pertinent Form W-2 information for any “disqualified individuals” determined in accordance with Q&A-15 of Treasury Regulation § 280G-1. Neither Valley nor any of its Subsidiaries has any liability or is a party with respect to any gross-up provision or agreement in connection with Section 280G of the Code or excise Taxes under Section 4999 of the Code.
(vi)Neither Valley nor any of its Subsidiaries has now, nor has had, the obligation to maintain, establish, sponsor, participate in or contribute to any Benefit Plan or other similar arrangement that is subject to any law or applicable custom or rule of any jurisdiction outside of the United States. No compensation paid (or to be paid) under any Benefit Plan has been or will be non-deductible under Code Sections 162 or 409A.
(vii)Each Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) (hereinafter referred to as a “Valley NQDP”) has been maintained, as to both form and operation, in compliance with Section 409A of the Code. No event in connection with a Valley NQDP has occurred which would subject a participant to inclusion of income under Section 409A(a)(1) of the Code and neither Valley nor any ERISA Affiliate has any liability or is a party with respect to any gross-up provision or agreement in connection with any income inclusion, interest or additional Tax payable in accordance with Section 409A of the Code.
(viii)Except as set forth in Section 6.11(d), neither Valley nor any Subsidiary has: (A) announced its intention, made any amendment or any binding commitment, or given written or oral notice providing that it will increase benefits under any Benefit Plan; (B) created or adopted any arrangement that would be considered a Benefit Plan once established; (C) agreed not to exercise any right or power to amend, suspend or terminate any Benefit Plan; or (D) since December 31, 2020, adopted, amended or terminated any Benefit Plan.
(n)Labor Matters.
(i)Section 5.03(n)(i) of Valley’s Disclosure Schedule sets forth: (A) the name, title, date of hire or retention and total compensation of each employee, independent contractor or consultant of Valley and each of its Subsidiaries; (B) all bonuses and other incentive compensation received by such employees, independent contractors and consultants in 2020 and 2021 and any accrual for such bonuses and incentive compensation; (C) all persons who are anticipated to be (as of the Effective Time) “specified employees” of Valley within the meaning of Code Section 409A; and (D) all contracts, agreements, commitments or arrangements by Valley and each of its Subsidiaries regarding compensation with any of its respective officers, employees, independent contractors and consultants, including those to increase the compensation or to modify the conditions or terms of employment.
(ii)To Valley’s Knowledge, no officer or director of Valley or any of its Subsidiaries or any employee, independent contractor or consultant of Valley or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, that could adversely affect the ability of Valley or any of its Subsidiaries to conduct its business as currently conducted.
(iii)Neither Valley nor any of its Subsidiaries has: (A) classified any individual as an “independent contractor” or similar status who, under applicable Law or the provisions of any Benefit Plan, should have been classified as an employee; or (B) incurred any liability for improperly excluding any Person from participating in any Benefit Plan who provides or provided services to Valley or any of its Subsidiaries, in any capacity.
(iv)None of the officers, employees or consultants of Valley or any of its Subsidiaries has informed Valley or such Subsidiary of his or her intent, nor does Valley have any Knowledge of any of the officers, employees or consultants of Valley or any of its Subsidiaries having an intention, to terminate employment with Valley or any of its Subsidiaries during the next twelve (12) months.
(v)Neither Valley nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement, arrangement or understanding with a labor union or labor organization, nor is Valley or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Valley or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Valley’s Knowledge, threatened, nor does Valley have any Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity, either currently or during the past three (3) years. Each of Valley and its Subsidiaries has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation currently due to its employees or otherwise arising on a current basis under any Valley policy, practice, agreement, plan, or program, or any applicable statute or other law. Except as set forth in Section 5.03(n)(v) of Valley’s Disclosure Schedule, the employment of each officer and employee of Valley and each of its Subsidiaries is terminable at the will of Valley or such Subsidiary.
(vi)(A) there is no pending or, to Valley’s Knowledge, threatened legal proceeding involving Valley or any of its Subsidiaries, on the one hand, and any present or former employee(s) of Valley or any of its Subsidiaries, on the other hand and (B) no other Person, to Valley’s Knowledge, has threatened any claim or any legal proceeding against Valley or any of its Subsidiaries (or, to Valley’s Knowledge, against any officer, director or employee of Valley or any of its Subsidiaries) relating to employees or former employees of Valley or any of its Subsidiaries, including any such claim or legal proceeding arising out of any statute, ordinance or regulation relating to wages, collective bargaining, discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Occupational Safety and Health Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act or the Family and Medical Leave Act). Neither Valley nor any of its Subsidiaries has committed any unfair labor practice.
(vii)Valley and each of its Subsidiaries is, and at all times since December 31, 2018 has been, in compliance with all applicable Laws relating to labor, employment, termination of employment or similar matters, including, but not limited to, such Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and all COVID-19 Measures enacted in response to the COVID-19 pandemic.
(o)Environmental Matters. (i) There are no legal, administrative, arbitral or other proceedings, claims, actions, or, to Valley’s Knowledge, environmental investigations or remediation activities by a Governmental Entity or third party, seeking to impose, or that reasonably could be expected to result in the imposition, on Valley or any of its Subsidiaries of any liability or obligation arising under any Environmental Laws pending or, to Valley’s Knowledge, threatened against Valley or any of its Subsidiaries, which liability or obligation could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley, and there is no reasonable basis for any such proceeding, claim, action, environmental remediation or investigation that could impose any liability or obligation that could have, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley; (ii) Valley and each of its Subsidiaries is in compliance in all material respects with applicable Environmental Laws; (iii) no real property (including buildings or other structures) currently or, to Valley’s Knowledge, formerly owned or operated by Valley or any of its Subsidiaries, or any property in which Valley or any of its Subsidiaries holds a security interest or a fiduciary or management role (“Valley Loan Property”), has been contaminated with, or has had any release of, any Hazardous Substance in violation of Environmental Law or that requires investigation or remediation under an Environmental Law, that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on Valley; (iv) neither Valley nor any of its Subsidiaries are the “owner or operator” of, nor have “participated in the management” regarding Hazardous Substances at, any Valley Loan Property which has been contaminated with, or has had any release of, any Hazardous

Substance in violation of any Environmental Law or that requires investigation or remediation under any Environmental Law, that has resulted, or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on Valley; (v) neither Valley nor any of its Subsidiaries nor, to Valley’s Knowledge, any Person whose liability Valley or any of its Subsidiaries has assumed whether contractually or by operation of law, has received any notice, demand letter, claim or request for information alleging any material violation of, or material liability under, any Environmental Law, and neither Valley nor any of its Subsidiaries is subject to any order, decree, injunction or other agreement with any Governmental Entity relating to any Environmental Law, or agreement with any third party resolving claims under any Environmental Law, which has not been fully satisfied or discharged; (vi) there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving any currently or, to Valley’s Knowledge, formerly owned or operated property, any Valley Loan Property, or to Valley’s Knowledge any Person whose liability Valley or any of its Subsidiaries has assumed, whether contractually or by operation of law, that could reasonably be expected to result in any claims, liability or investigations against Valley, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Valley Loan Property, which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley; and (vii) Valley has provided and made available to TriCo copies of all material environmental reports or studies, sampling data, correspondence, filings and other material environmental information in its possession or reasonably available to it relating to Valley, its Subsidiaries and any currently or formerly owned or operated property.
As used in this Agreement, the term “Environmental Laws” means any Laws relating to: (A) the protection or restoration of the environment, health, safety, or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq. and related or similar state and local laws and regulations. The term “Hazardous Substance” means any substance that is: (X) listed, classified or regulated pursuant to any Environmental Law; (Y) any petroleum, petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials, radon or urea-formaldehyde insulation; or (Z) any other substance which is the subject of regulatory action by any Governmental Entity in connection with any Environmental Law.
(p)Tax Matters.
(i)(A) All Tax Returns that are required to be filed on or before the Closing Date (taking into account any extensions of time within which to file that have not expired) by or with respect to any member of the Valley Group have been or will be timely filed on or before the Closing Date; (B) all such Tax Returns are or will be true, correct and complete in all material respects; (C) all material Taxes due and payable by or with respect to any member of the Valley Group (whether or not shown as due on any Tax Return) have been timely paid in full; (D) the unpaid Taxes of each member of the Valley Group did not, as of the date of the most recent financial statements included in the Valley Financial Statements, exceed the reserve for Tax liability set forth on the face of such financial statements and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the applicable member of the Valley Group in filing its Tax Returns; (E) all deficiencies asserted or assessments made as a result of examinations conducted by any taxing authority have been paid in full; (F) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (A) are currently pending; and (G) no statutes of limitation with respect to any Taxes of any member of the Valley Group have been waived by or on behalf of such member of the Valley Group.
(ii)Valley has made available to TriCo: (A) true and correct copies of the U.S. federal, state, local and foreign income Tax Returns filed by or on behalf of each member of the Valley Group for each of the three most recent fiscal years for which such returns have been filed; and (B) any audit report issued within the last three years relating to Taxes due from or with respect to any member of the Valley Group or its income, assets or operations. Section 5.03(p)(ii) of Valley’s Disclosure Schedule sets forth any income or franchise Tax Returns filed by or on behalf of any member of the Valley Group that have been examined by any taxing authority since January 1, 2017.
(iii)To the Knowledge of Valley, there are no audits or investigations by any taxing authority or proceedings in progress with respect to any member of the Valley Group, nor has any member of the Valley Group received any written notice from any taxing authority that it intends to conduct such an audit or investigation.
(iv)No claim has been made in writing received by any member of the Valley Group during the past five (5) years from a taxing authority in a jurisdiction where any member of the Valley Group does not already file Tax Returns that such member of the Valley Group is or may be subject to taxation by that jurisdiction.

(v)Each member of the Valley Group has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor, or other third party and has complied in all material respects with all applicable Laws relating to the withholding and payment of Taxes.
(vi)No member of the Valley Group has a permanent establishment in any country other than the United States under any applicable Tax treaty between the United States and such other country and is not subject to income Tax in any country other than the United States.
(vii)There are no Liens or other encumbrances on any of the assets of any member of the Valley Group that arose in connection with any failure (or alleged failure) to pay any Tax.
(viii)No closing agreements, private letter rulings (or comparable rulings), technical advice memoranda or similar agreements or rulings have been entered into, requested of or issued by any taxing authority with respect to any member of the Valley Group that would have a continuing effect after the Closing Date.
(ix)No member of the Valley Group has been, in the past five (5) years, a party to a transaction reported or intended to qualify as a reorganization under Section 368 of the Code. No member of the Valley Group has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares that was reported or otherwise constituted a distribution of shares under Section 355 of the Code in the two (2) years prior to the date of this Agreement or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the Transaction contemplated by this Agreement.
(x)No member of the Valley Group is or has been, a United States real property holding corporation within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. No use Taxes or real estate transfer or gains Taxes will be imposed on the Transaction contemplated by this Agreement.
(xi)No member of the Valley Group will be required to include any material item of income in, or exclude any material item of deduction from its taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or exists on or prior to the Closing Date: (A) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of the Code or of the Tax laws of any state or locality); (B) an installment sale or open transaction; (C) a prepaid amount; (D) a change in the accounting method of Valley pursuant to Section 481 of the Code (or any corresponding or similar provision of the Code or of the Tax laws of any state or locality); or (E) an election made pursuant to Section 108(i) or Section 965 of the Code.
(xii)No member of the Valley Group is a party to any Tax sharing, Tax allocation or similar agreement or arrangement (whether or not written) with any Person (other than any such agreement or arrangement solely among the members of the Valley Group or not primarily related to Taxes).
(xiii)No member of the Valley Group has consummated or participated in, and is not currently participating in, any “listed transaction” under Section 1.6011-4(b)(2) of the Treasury Regulations.
(xiv)Except as set forth in Section 5.03(p)(xiv) of Valley’s Disclosure Schedule, no power of attorney granted by any member of the Valley Group relating to Taxes is currently in force.
(xv)No member of the Valley Group has been a member of a consolidated, combined, unitary or affiliated group (other than a group of which Valley is the parent) or has any liability for Taxes of any Person (other than another member of the Valley Group) under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local, or foreign law, or as a transferee or successor, by contract, or otherwise.
(xvi)No member of the Valley Group has taken any action or failed to take any action, or is aware of any fact or circumstance, in each case, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(xvii)No member of the Valley Group has deferred any payroll Taxes or availed itself of any of the Tax deferral, credits or benefits pursuant to the Coronavirus Aid, Relief, and Economic Security Act or otherwise taken advantage of any change in applicable law in connection with the COVID-19 outbreak that has the result of temporarily reducing (or temporarily delaying the due date of) otherwise applicable Tax payment obligations of any member of the Valley Group to any Governmental Entity which have not yet been paid.
(q)Risk Management Instruments. None of Valley nor or any of its Subsidiaries is a party to, owns or has agreed to enter into or acquire any Derivatives Contract (including various combinations thereof) or any securities that: (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives;” or (ii) could have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.
(r)Loans; Nonperforming and Classified Assets.
(i)Each outstanding Loan: (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (B) to the extent secured, has been secured by valid Liens which have been perfected; and (C) to Valley’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Valley or its Subsidiaries.
(ii)Each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents and Valley’s written underwriting standards, in each case, in material compliance with all applicable requirements of applicable Law and Valley’s policies and procedures. There are no oral modifications or amendments or additional agreements related to the Loans. All such Loans are owned by Valley or its Subsidiaries free and clear of any Liens. No claims of defense as to the enforcement of any Loan have been asserted against Valley or any of its Subsidiaries for which there is a reasonable possibility of a material adverse determination, and Valley has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination. No Loans are presently serviced by third parties, and there is no obligation which could result in any Loan becoming subject to any third party servicing. None of the agreements pursuant to which Valley or any of its Subsidiaries has sold or is servicing (A) Loans or pools of Loans or (B) participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against Valley or any of its Subsidiaries.
(iii)Except as set forth in Section 5.03(r)(iii) of Valley’s Disclosure Schedule, neither Valley nor any of its Subsidiaries: (A) has purchased or sold any Loans or pools of Loans or participations in Loans since January 1, 2018 or pools of Loans since January 1, 2014; or (B) is a party to a contract that requires Valley or any of its Subsidiaries to sell or purchase any Loans or pools of Loans, or participations in Loans or pools of Loans.
(iv)No claims for repurchases by Valley or any of its Subsidiaries of Loans that were sold to third parties by Valley and its Subsidiaries are outstanding or threatened (in writing), in each case, as of the date hereof and since December 31, 2018.
(v)Section 5.03(r)(v) of Valley’s Disclosure Schedule sets forth a list of: (A) each Loan that as of June 30, 2021: (1) was contractually past due sixty (60) calendar days or more in the payment of principal and/or interest; (2) was on non-accrual status; (3) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Valley, any of its Subsidiaries or any Governmental Entity (collectively, “Criticized Loans”); (4) for which a specific reserve allocation existed in connection therewith; (5) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40 or would be accounted for as a troubled debt restructuring but for the CARES Act; and (6) was subject to a deferral pursuant to the CARES Act; and (B) each Loan that, as of June 30, 2021, had a total outstanding balance and/or unfunded commitment of $50,000 or more and that, as of such date: (1) a reasonable doubt exists as to the timely future collectability of principal and/or interest, whether or not interest is still accruing or the Loans are less than ninety (90) calendar days past due; (2) the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms; or (3) where a specific reserve allocation exists in connection therewith; and (C) each asset of Valley or any of its Subsidiaries that, as of June 30, 2021, was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each loan identified in accordance with the immediately preceding sentence, Section 5.03(r)(v) of the Valley’s Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2021.

(vi)No agreement pursuant to which Valley or any of its Subsidiaries has sold or is servicing Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein, or entitles the buyer of such Loans or pool of Loans or participation in Loans or pools of Loans or any other Person to pursue any other form of recourse against Valley or any of its Subsidiaries. There has not been any claim made by any such buyer or other Person for repurchase or other similar form of recourse against Valley or any of its Subsidiaries nor, to the Knowledge of Valley, are there any facts or circumstances that could reasonably give rise to any such claim.
(vii)Section 5.03(r)(vii) of Valley’s Disclosure Schedule sets forth a list of all Loans outstanding as of the date of this Agreement by Valley or any of its Subsidiaries to any directors, officers and principal shareholders (as such terms are defined in Regulation O of the FRB (12 C.F.R. Part 215)) of Valley or any of its Subsidiaries. There has been no default, or forgiveness or waiver, in whole or in party, on or of any such loan during the two years immediately preceding the date of this Agreement. There are no executive officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.
(viii)To the extent that either Valley or Valley Bank has originated or otherwise participated in any program or benefit created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (“PPP”), it has done such in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the SBA with the respect to loans originated pursuant to or in association with the PPP. Except as set forth on Section 5.03(r)(viii)-1 of Valley’s Disclosure Schedule, to the Knowledge of Valley no PPP Loan originated or held by Valley or Valley Bank is under audit by the SBA and no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to result in any PPP Loan held or originated by Valley or Valley Bank not be fully forgiven by the SBA prior to its maturity date in accordance with the CARES Act (including but not limited to the borrower’s failure to seek or to qualify for forgiveness). Except as set forth in Section 5.03(r)(viii)-2 of Valley’s Disclosure Schedule, Valley and Valley Bank have not originated any loan under the PPP to any “Insider,” as the term is defined under Regulation O of the FRB (12 C.F.R. Part 215). To the extent that either Valley or Valley Bank has originated or otherwise participated in any program or benefit created or modified by, or offered in association with, the FRB’s Main Street Lending Program, or extended credit or participated in any loan facility offered in conjunction with the Main Street Lending Program, such has been done in good faith and in material compliance with all Laws governing the program, including without limitation all regulations and guidance issued by the FRB, and in accordance with safe and sound banking practices.
(ix)Neither Valley nor any of its Subsidiaries is: (A) now nor has it ever been since December 31, 2018 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by any Governmental Entity relating to the origination or servicing of Loans; or (B) aware of any actual or threatened claim, proceeding or investigation with respect thereto by any Person.
(x)Since December 31, 2018, Valley and each of its Subsidiaries has complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any Loan originated by Valley or any of its Subsidiaries satisfied: (A) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such Loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (B) the responsibilities and obligations relating to such Loans set forth in any contract between Valley or any of its Subsidiaries, on the one hand, and any Governmental Entity, loan investor or insurer, on the other hand; (C) the applicable rules, regulations, guidelines, handbooks and other requirements of any Governmental Entity, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (D) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such Loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.
(xi)Since December 31, 2018, Valley and each of its Subsidiaries have not engaged in, and, to Valley’s Knowledge, no third-party vendors (including outside law firms and other third-party foreclosure services providers used by Valley or by any of its Subsidiaries, as applicable) has engaged in, directly or indirectly: (A) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding agreement with any Governmental Entity; or (B) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to Loans that do not comply with any applicable Law.

(xii)Since December 31, 2018, Valley has not foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.
(s)Properties.
(i)Section 5.03(s)(i) of Valley’s Disclosure Schedule contains a complete and correct list of all real property or premises owned or operated by Valley as of the date hereof. Other than as disclosed in Section 5.03(s)(i) of Valley’s Disclosure Schedule, none of Valley or any of its Subsidiaries owns, and no such entity is in the process of foreclosing (whether by judicial process or by power of sale) or otherwise in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part.
(ii)Section 5.03(s)(ii) of Valley’s Disclosure Schedule contains a complete and correct list of all real property or premises leased or subleased in whole or in part by Valley or any of its Subsidiaries, and together with a list of applicable leases or subleases and the name of the lessor or sublessor.
(iii)To Valley’s Knowledge, all real and personal property owned by Valley or any of its Subsidiaries or presently used by any of them in their respective business is in a good condition (ordinary wear and tear excepted) and is sufficient to carry on their respective business in the ordinary course of business consistent with their past practices. Valley has good, marketable and indefeasible title, free and clear of all Liens, to all of the material properties and assets, real and personal, reflected on the consolidated balance sheet of Valley as of March 31, 2021, or acquired after such date, other than properties sold by Valley or any of its Subsidiaries in the ordinary course of business, except: (A) Liens for current taxes and assessments not yet due or payable for which adequate reserves have been established; (B) pledges to secure deposits incurred in the ordinary course of its banking business consistent with past practice; (C) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; or (D) as reflected on the consolidated balance sheet of Valley as of March 31, 2021.
(iv)All real and personal property which is material to Valley’s business on a consolidated basis and leased or licensed by Valley or any of its Subsidiaries is held pursuant to leases or licenses which are valid obligations of Valley or any of its Subsidiaries and, to Valley’s Knowledge, are valid and binding obligations of the other parties thereto, enforceable against Valley or such Subsidiary of Valley, and to Valley’s Knowledge, the other parties thereto, in accordance with their terms, subject to the Bankruptcy and Equity Exception.
(v)Except as set forth in Section 5.03(s)(v) of Valley’s Disclosure Schedule, such leases will not terminate or lapse prior to the Effective Time and Valley and each of its Subsidiaries has the right to use and occupy such leased real property for the full term, and in accordance with the conditions of the lease relating thereto. Neither Valley nor any of its Subsidiaries has received any written notice of termination, cancellation, breach or default under any such real property lease and, to the Knowledge of Valley as of the date hereof, no event has occurred, and no circumstances or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to: (A) result in a violation or breach of any of the provisions of any real property lease; (B) give any Person the right to declare a default or exercise any remedy under any real property lease; (C) give any Person the right to accelerate the maturity or performance of any real property lease; or (D) give any Person the right to cancel, terminate or modify any real property lease. To Valley’s Knowledge, Valley and its Subsidiaries are in compliance with all applicable health and safety related requirements for the real property owned by any of them, including those requirements under the Americans with Disabilities Act of 1990, as amended. None of the owned or leased premises or properties described in paragraph (i) or (ii) above have been condemned or otherwise taken by any Governmental Entity and no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, contract or law which might adversely affect its use or value for the purposes now made of it.
(vi)Except as set forth in Section 5.03(s)(vi) of Valley’s Disclosure Schedule; (A) neither Valley nor any of its Subsidiaries has granted any options or rights of first refusal to purchase any real property owned by Valley or any of its Subsidiaries (or any portion thereof or interest therein); (B) neither Valley nor any of its Subsidiaries has leased, subleased, licensed or granted occupancy rights in any portion or any real property owned by Valley or any of its Subsidiaries; or (C) to the Valley’s Knowledge, no other Person has any rights to the use, occupancy or enjoyment of any real property owned by Valley or any of its Subsidiaries pursuant to any lease, sublease, license, occupancy or other agreement.

(vii)Except as set forth in Section 5.03(s)(vii) of Valley’s Disclosure Schedule, the real property owned by Valley or any of its Subsidiaries: (A) is occupied under a valid certificate of occupancy or similar permit; (B) the Transaction will not require the issuance of any new or amended certificate of occupancy; and (C) to Valley’s Knowledge, there are no facts that would prevent any such property from being occupied and used by Tri Counties Bank after the Closing in the same manner as occupied by Valley immediately prior to the Closing.
(viii)To Valley’s Knowledge: (A) all improvements on the real property owned by Valley or any of its Subsidiaries are wholly within the lot limits of such real property and do not encroach on any adjoining premises or easement or similar property right benefiting such real property; and (B) there are no encroachments on any real property owned by Valley or any of its Subsidiaries or any easement of property, right or benefit appurtenant thereto by any improvements located on any adjoining property which detract from the use therefrom.
(t)Intellectual Property; Information Technology; Security.
(i)Each of Valley and its Subsidiaries owns or possesses valid and binding licenses and other rights to use all Intellectual Property used by Valley and its Subsidiaries in the conduct of its business as currently conducted, and neither Valley nor any of its Subsidiaries has received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Section 5.03(t)(i) of Valley’s Disclosure Schedule lists all registered Intellectual Property owned by Valley and its Subsidiaries, and all contracts to which Valley and its Subsidiaries has licensed Intellectual Property from third parties that is material to the operation of Valley and its Subsidiaries (other than commercially available “shrink wrap” or “click wrap” licenses). Each of Valley and its Subsidiaries owns or has a valid right to use or license such Intellectual Property, free and clear of all Liens (except any restrictions set forth in any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any contract, agreement, arrangement or commitment relating to any of the foregoing. To Valley’s Knowledge, such Intellectual Property is valid and enforceable, subject to the Bankruptcy and Equity Exception.
(ii)(A) Each of Valley and its Subsidiaries owns or is validly licensed to use (in each case, free and clear of any Liens, except), all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (B) to Valley’s Knowledge, the use of any Intellectual Property by Valley or any of its Subsidiaries and the conduct of their respective businesses as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (C) to Valley’s Knowledge, no Person is challenging, infringing on or otherwise violating any right of Valley or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Valley or any of its Subsidiaries; and (D) neither Valley nor any of its Subsidiaries has received any written notice or otherwise has Knowledge of any pending legal proceeding against Valley or any of its Subsidiaries with respect to any Intellectual Property used by Valley or any of its Subsidiaries, or any Intellectual Property owned by any Person, and as of the date hereof, Valley and its Subsidiaries are unaware of any facts or events that would give rise to any legal proceeding against Valley or any of its Subsidiaries that is likely to succeed.
(iii)To Valley’s Knowledge, all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Valley’s and its Subsidiaries respective businesses (collectively, “Valley IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Valley IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. Neither Valley nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Valley IT Systems. Valley and its Subsidiaries have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. Neither Valley nor any of its Subsidiaries is in breach of any Material Contract related to any Valley IT Systems.
(iv)Valley and its Subsidiaries maintain written information privacy, cyber security and data security programs and policies (such programs and policies, collectively, the “Privacy and Security Policies”) that: (A) comply in all material respects with all requirements of all applicable data protection laws; (B) are consistent with reasonable industry standards; and (C) protect the privacy, confidentiality and security of all Personal Information against any: (i) unauthorized access, loss or misuse of Personal Information; (ii) unauthorized or unlawful operations performed upon Personal Information; or (iii) other act or omission that compromises the privacy, security or confidentiality of Personal Information (clauses (i) through (iii), a “Security Breach”).

(v)To the knowledge of Valley, neither Valley nor any of its Subsidiaries has experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Valley or require a report to a Governmental Entity. To the knowledge of Valley, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Valley.
(vi)Within the prior three (3)-year period preceding the date of this Agreement, Valley and each of its Subsidiaries have: (A) complied in all material respects with all of their respective Privacy and Security Policies and contractual obligations, and all applicable Laws, in each case, regarding Personal Information, including with respect to the collection, use, storage, processing, transmission, transfer, disclosure and protection of Personal Information; and (B) used commercially reasonable measures consistent with reasonable practices in the industry to ensure the confidentiality, privacy and security of Personal Information, and to Valley’s Knowledge, no Person has gained unauthorized access to or misused any Personal Information.
(u)Investment Securities. Section 5.03(u) of the Valley’s Disclosure Schedule contains a true, correct and complete list, as of June 30, 2021, of the investment securities of Valley and its Subsidiaries, as well as any purchases or sales of investment securities by Valley or its Subsidiaries between June 30, 2021 to and including the date of this Agreement reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values and coupon rates, and any gain or loss with respect to any investment securities sold during such time period after June 30, 2021. No investment securities of Valley or its Subsidiaries are “held for trading.”
(v)Fiduciary Accounts. Neither Valley nor any Valley Subsidiary has offered or engaged in providing any individual or corporate trust services or administers any accounts for which Valley or a Valley Subsidiary acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor. For the avoidance of doubt, Valley Bank does not serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor with respect to its Traditional IRA and Roth IRA accounts.
(w)Books and Records. The books and records of Valley and its Subsidiaries have been fully, properly and accurately maintained in material compliance with applicable legal and accounting requirements, and such books and records accurately reflect in all material respects all dealings and transactions in respect of the business, assets, liabilities and affairs of Valley and its Subsidiaries.
(x)Insurance. Section 5.03(x) of Valley’s Disclosure Schedule lists and summarizes all of the insurance policies, binders, or bonds currently maintained by Valley and its Subsidiaries (“Insurance Policies”), which summary includes for each Insurance Policy, the name of the insurance carrier, annual premiums, and the amount of coverage per event and, in the aggregate, a named insured (including any additional insured that may be required), or otherwise the beneficiary of the coverage. Valley and each of its Subsidiaries is insured with reputable insurers against such risks and in such amounts as are customary and prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; neither Valley nor any of its Subsidiaries is in default thereunder; no event has occurred which, with notice or lapse of time, or both, would constitute a default or permit termination, modification or acceleration under such policies; all premiums due and payable with respect to the Insurance Policies have been timely and fully paid; and all claims thereunder have been filed in due and timely fashion. There is no claim for coverage by Valley or any of its Subsidiaries pending under any Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies or in respect of which such underwriters have reserved their rights. Neither Valley nor any of its Subsidiaries have received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any Insurance Policies.
(y)Allowance For Loan Losses. Valley Bank’s allowance for loan losses (“ALLL”) is, and shall be as of the Closing Date, in compliance with Valley Bank’s existing methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.
(z)Transactions With Affiliates. Valley has not engaged in any transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act. All agreements between Valley or any of its Subsidiaries and any of their respective Affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

(aa)Required Vote; Antitakeover Provisions.
(i)The Valley Shareholder Approval is the only vote of shareholders of Valley necessary by or under Law, the Valley Articles, the Valley Bylaws or otherwise to approve this Agreement and the Merger. The vote of Valley as the sole shareholder of Valley Bank is the only vote of shareholders of Valley Bank necessary by or under Law, the Valley Bank Articles, the Valley Bank Bylaws or otherwise to approve the Bank Merger and the Bank Merger Agreement.
(ii)No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the CGCL or any applicable provisions of the antitakeover laws of any other state (and any comparable provisions of the Valley Articles and Valley Bylaws) apply or will apply to this Agreement, the Bank Merger Agreement or the Transaction.
(bb)     Transactions in Securities.
(i)Since December 31, 2017, all offers and sales of Valley Common Stock by Valley were at all relevant times exempt from, or complied with, the registration requirements of the Securities Act.
(ii)Since December 31, 2017, neither Valley, none of its Subsidiaries, nor, to Valley’s Knowledge, (A) any director or executive officer of Valley or any of its Subsidiaries, (B) any Person related to any such director or officer by blood, marriage or adoption and residing in the same household and (C) any Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any shares of Valley Common Stock or other securities issued by Valley: (A) during any period when Valley was in possession of material nonpublic information; or (B) in violation of any applicable provision of federal or state securities laws, rules or regulations.
(iii)With respect to all contracts pursuant to which Valley or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Valley or such Subsidiary has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral is reasonably believed to equal or exceed the amount of debt secured thereby.
(cc) Disclosure. The representations and warranties contained in this Section 5.03, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.
(dd) No Additional Representations. Except for the representations and warranties made by Valley in this Section 5.03 and as Previously Disclosed, neither Valley nor any other Person makes any express or implied representation or warranty with respect to Valley, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Valley hereby expressly disclaims any such other representations and warranties.
5.04 Representations and Warranties of TriCo. Except as disclosed in TriCo’s Disclosure Schedule, TriCo hereby represents and warrants to Valley as follows:
(a)Organization, Standing and Authority. TriCo is duly organized, validly existing and in good standing under the Laws of the State of California and is duly registered as a bank holding company under the BHCA. TriCo is duly licensed or qualified to do business and is in good standing in each jurisdiction where its ownership or leasing of property or assets or the conduct of its business requires it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have nor reasonably be expected to have a Material Adverse Effect on TriCo. TriCo has in effect all federal, state, local and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted. The copies of the TriCo Articles and the TriCo Bylaws which have previously been made available to Valley are true, complete and correct copies of such documents as in effect on the date of this Agreement. The minute books of TriCo and each of its Subsidiaries previously made available to Valley contain true, complete and correct records of all meetings and other material corporate actions held or taken as of the respective dates thereof.
(b)TriCo Capital Stock. As of the date of this Agreement, the authorized capital stock of TriCo consists solely of 50,000,000 shares of TriCo Common Stock, of which 29,711,934 shares were issued and outstanding as of the date of this Agreement, and 1,000,000 shares of TriCo Preferred Stock, of which no shares were issued and outstanding as of the date of this Agreement. The outstanding shares of TriCo Common Stock have been duly authorized and validly issued and are fully paid and non-assessable, and none of the shares of TriCo Common Stock have been issued in violation of the preemptive rights of any Person. As of the date hereof, there are no Rights authorized, issued or outstanding with respect to the capital stock of TriCo, except for shares of TriCo Common Stock issuable pursuant to the TriCo Benefit Plans and by virtue of this Agreement.
(c)The shares of TriCo Common Stock to be issued in exchange for shares of Valley Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and the issuance thereof is not subject to any preemptive right of any Person.
(d)Subsidiaries.
(i)Tri Counties Bank is duly organized, validly existing and in good standing under the laws of the State of California and is duly qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified. Tri Counties Bank is duly licensed by the DFPI and its deposit accounts are insured by the FDIC in the manner and to the maximum extent provided by applicable law.
(ii)(A) TriCo owns, directly or indirectly, all the issued and outstanding equity securities of Tri Counties Bank; (B) no equity securities of Tri Counties Bank are or may become required to be issued (other than to TriCo) by reason of any Right or otherwise; (C) there are no contracts, commitments, understandings or arrangements by which Tri Counties Bank is or may be bound to sell or otherwise transfer any of its equity securities (other than to TriCo or any of its wholly-owned Subsidiaries); and (D) there are no contracts, commitments, understandings, or arrangements relating to TriCo’s right to vote or to dispose of such securities.
(e)Corporate Power. TriCo and each of its Subsidiaries have all requisite power and authority (corporate and other) to carry on their respective businesses as they are now being conducted and to own all their respective properties and assets. TriCo has all requisite corporate power and authority has taken all corporate action necessary in order to execute, deliver and perform each of its obligations under this Agreement and to consummate the Merger and the transactions contemplated hereby, and to cause Tri Counties Bank to consummate the Bank Merger and the transactions contemplated hereby.
(f)Corporate Authority. As of the date hereof, the TriCo Board has, by resolutions duly adopted at a meeting duly called and held: (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of TriCo and its shareholders; and (ii) approved this Agreement, the Merger and the other transactions contemplated hereby. TriCo has duly authorized, executed and delivered this Agreement, and this Agreement (assuming due authorization, execution and delivery by Valley) is a valid and legally binding obligation of TriCo, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Bank Merger Agreement has been adopted and approved by the Tri Counties Bank Board and by TriCo, as Tri Counties Bank’s sole shareholder. The approval of TriCo’s shareholders is not necessary to approve this Agreement and the Transaction on behalf of TriCo, and no vote of the shareholders of TriCo is required by law, the TriCo Articles, the TriCo Bylaws, the rules of Nasdaq or otherwise to approve this Agreement, the Bank Merger Agreement and the Transaction.
(g)Regulatory Approvals; No Defaults.
(i)No consents or approvals of, or waivers by, or notices to, or filings or registrations with, any Governmental Entity or with any third party are required to be made or obtained by TriCo or any of its Subsidiaries in connection with the execution, delivery or performance by TriCo of this Agreement and by Tri Counties Bank of the Bank Merger Agreement or to consummate the Transaction, except for: (A) filings of applications or notices with, and approvals or waivers by, the FRB, the FDIC and the DFPI, as required; (B) filings with the SEC and state securities authorities, as applicable, in connection with the issuance of TriCo Common Stock in the Merger; (C) approval of the listing of such TriCo Common Stock on Nasdaq; and (D) the filing of (1) the Agreement of Merger with the Secretary of State of the State of California pursuant to the CGCL, and (2) the Bank Merger Agreement with the Secretary of State of the State of California and the DFPI pursuant to the CGCL and the CFC. As of the date hereof, TriCo is not aware of any reason why the approvals set forth above and referred to in Section 7.01(b) will not be received in a timely manner and without the imposition of a Burdensome Condition.
(ii)Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by TriCo and the Bank Merger Agreement by Tri Counties Bank and the consummation of the Transaction do not and will not: (A) constitute a material breach or material violation of, or a material default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any Law or agreement, indenture or instrument of TriCo or of any of its Subsidiaries or to which TriCo or any of its Subsidiaries or any of their respective assets or properties is subject or bound; (B) constitute a breach or violation of, or a default under, the TriCo Articles, the TriCo Bylaws or the articles of incorporation, bylaws or similar governing documents of any of TriCo’s Subsidiaries; or (C) require any consent or approval under any such Law, agreement, indenture or instrument.
(h)Financial Reports and SEC Reports; Material Adverse Effect.
(i)TriCo’s Annual Report on Form 10-K for the year ended December 31, 2020 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2020 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, “TriCo’s SEC Reports”) with the SEC, as of the date filed or to be filed: (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be; and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date; and each of the consolidated statements of financial condition contained in or incorporated by reference into any such SEC Reports (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of TriCo and its Subsidiaries as of its date, and each of the consolidated statements of operations and shareholders’ equity and other comprehensive income (loss) and cash flows or equivalent statements in such SEC Reports (including any related notes and schedules thereto) fairly presents, or will fairly present, the consolidated results of operations, changes in shareholders’ equity and other comprehensive income (loss) and cash flows, as the case may be, of TriCo and its Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein. Each of such financial statements (including any related notes and schedules thereto) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The books and records of TriCo and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.
(ii)As of the Date of this Agreement, neither TriCo nor any of its Subsidiaries has any material liability (whether absolute, contingent or accrued or otherwise and whether due or to become due) that would be required to be reflected on a balance sheet or in notes thereto prepared in accordance with GAAP, other than liabilities: (A) incurred after March 31, 2021, in the ordinary course of business consistent with past practice; or (B) incurred pursuant to or provided for in this Agreement.
(iii)(A) Since December 31, 2020, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), has had or is reasonably likely to have a Material Adverse Effect with respect to TriCo; (B) since December 31, 2020, neither TriCo nor any of its Subsidiaries has taken nor permitted or entered into any contract with respect to, or otherwise agreed or committed to do or take, any action that, if taken after the date hereof, would constitute a material breach of any of the covenants in Section 4.02; and (C) since December 31, 2020 and through the date of this Agreement, TriCo and its subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practices in all material respects.
(i)Legal Proceedings. No litigation, arbitration, claim or other proceeding before any court or governmental agency is pending against TriCo or its Subsidiaries and, to TriCo’s Knowledge, no such litigation, arbitration, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, arbitration, claim or other proceeding in any such case that, individually or in the aggregate, has or could be reasonably expected to have a Material Adverse Effect with respect to TriCo. Neither TriCo nor any of its Subsidiaries nor any of their respective properties is a party to or subject to any order, judgment, decree or regulatory restrictions that, individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect with respect to TriCo.
(j)No Brokers. No action has been taken by TriCo or its Subsidiaries that would give rise to any valid claim against any Party (or any of their Subsidiaries) for a brokerage commission, finder’s fee or other like payment with respect to the Transaction, other than a fee payable by TriCo to Keefe, Bruyette & Woods, Inc.
(k)Regulatory Matters.
(i)Since December 31, 2019, TriCo and its Subsidiaries have duly filed with the appropriate regulatory authorities in substantially correct form the monthly, quarterly and annual reports required to be filed under applicable Laws, and such reports were in all material respects complete and accurate and in compliance in all material respects with the requirements of applicable Laws, and TriCo has previously delivered or made available to Valley accurate and complete copies of all such reports. In connection with the most recent examination of TriCo and its Subsidiaries by the appropriate regulatory authorities, neither TriCo nor any of its Subsidiaries was required to correct or change any action, procedure or proceeding which TriCo believes in good faith has not been now corrected or changed, other than corrections or changes which, if not made, either individually or in the aggregate, would not have a Material Adverse Effect on TriCo.
(ii)Neither TriCo nor any of its Subsidiaries nor any of their respective properties is, directly or indirectly, a party to or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, nor has TriCo or any of its Subsidiaries adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity. TriCo and its Subsidiaries have paid all assessments made or imposed by any Governmental Entity.
(iii)Neither TriCo nor any of its Subsidiaries has been advised by, nor does TriCo have any Knowledge of facts which could give rise to an advisory notice by, any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, board resolution, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.
(iv)(A) Except as set forth in Section 5.03(k)(iv)(A) of TriCo’s Disclosure Schedule, no Governmental Entity has initiated since December 31, 2019 or has pending any proceeding, enforcement action or, to the Knowledge of TriCo, investigation or inquiry into the business, operations, policies, practices or disclosures of TriCo or any of its Subsidiaries (other than normal examinations conducted by a Governmental Entity in the ordinary course of the business of TriCo and its Subsidiaries), or, to the Knowledge of TriCo, threatened any of the foregoing; and (B) there is no material unresolved violation, criticism, comment or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of TriCo or any of its Subsidiaries. material criticism from regulators with respect to discriminatory lending practices.
(v)The most recent regulatory rating given to Tri Counties Bank as to its compliance with the Community Reinvestment Act is “satisfactory.” To the Knowledge of TriCo, since the last regulatory examination of Tri Counties Bank with respect to Community Reinvestment Act compliance, Tri Counties Bank has not received any complaints as to the Community Reinvestment Act.
(vi)Each of TriCo and Tri Counties Bank is “well-capitalized” (as that term is defined at 12 CFR §225.2(r) or the relevant regulation of its primary federal bank regulator).
(l)Compliance With Laws.
(i)Each of TriCo and its Subsidiaries is, and at all times since December 31, 2019, has been, in material compliance with all Laws applicable thereto or to the employees conducting such businesses, including, without limitation, the BHCA, Section 23A and 23B of the Federal Reserve Act and FRB regulations pursuant thereto, Laws regarding loans to insiders, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the USA PATRIOT Act, the Electronic Fund Transfer Act and Regulation E of the FRB, all other applicable fair lending Laws and other Laws relating to discriminatory business practices and the servicing of mortgage loans, all Environmental Laws and all posted and internal policies of TriCo and its Subsidiaries related to customer data, data protection or privacy (including laws relating to the privacy and security of data or information that constitutes Personal Information), the CARES Act, the Small Business Act, the U.S. Treasury’s Home Affordable Modification Program and all applicable COVID-19 Measures. Without limiting the generality of the foregoing, Since December 31, 2018, TriCo has not received written notice from any Governmental Entity asserting that TriCo or any of its Subsidiaries is not in material compliance with any anti-bribery and anti-corruption Laws, anti-money laundering Laws, including the Bank Secrecy Act, any order issued with respect to anti-money laundering by the Office of Foreign Assets Control of the U.S. Department of the Treasury and any other state or federal anti-money-laundering Laws, including those provisions of federal regulations requiring: (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports; (ii) the maintenance of records; and (iii) the exercise of diligence in identifying customers.
(ii)TriCo has adopted such procedures, policies and internal controls as are necessary or appropriate to comply with the Bank Secrecy Act, the USA PATRIOT Act of 2001, and any other applicable anti-money laundering Laws (including any economic or trade sanction or guidance) and, to TriCo’s Knowledge, is in compliance with such Laws in all material respects. TriCo and its Subsidiaries have all permits, licenses, franchises, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities (and has paid all fees and assessments due and payable in connection therewith) that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to TriCo’s Knowledge, no suspension or cancellation of any of them is threatened, except in each case where the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(iii)No investigation or review by any Governmental Entity with respect to TriCo or any of its Subsidiaries is pending or, to the Knowledge of TriCo, threatened, nor has TriCo or any Subsidiary of TriCo received any written notification or communication from any Governmental Entity: (A) asserting that TriCo or any such Subsidiary is not in compliance with any of the Laws which such Governmental Entity enforces; or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to TriCo’s Knowledge, do any grounds for any of the foregoing exist).
(m)Tax Matters. Neither Trico nor any of its Subsidiaries has taken any action or failed to take any action, or is aware of any fact or circumstance, in each case, that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. TriCo has made available to Valley: (A) true and correct copies of the U.S. federal and state income tax returns filed by or on behalf of TriCo and its Subsidiaries for the most recent three (3) years; and (B) any audit reports by the respective taxing authorities making adjustments to those returns.

(o)     Ownership of Valley Common Stock. None of TriCo or any of its Subsidiaries, or to TriCo’s Knowledge, any of its other affiliates or associates (as such terms are defined under the Exchange Act), owns beneficially or of record, directly or indirectly, or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, shares of Valley Common Stock (other than shares held in a fiduciary capacity that are beneficially owned by third parties, shares held in an index or mutual fund, or as a result of debts previously contracted).
(p)    Disclosure. The representations and warranties contained in this Section 5.04, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.
(q)    No Additional Representations. Except for the representations and warranties made by TriCo in this Section 5.04 and as Previously Disclosed, neither TriCo nor any other Person makes any express or implied representation or warranty with respect to TriCo, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and TriCo hereby expressly disclaims any such other representations or warranties.
ARTICLE VI
COVENANTS

6.01 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of Valley and TriCo agrees to use its commercially reasonable efforts in good faith, and to cause their respective Subsidiaries to use their commercially reasonable efforts in good faith, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Transaction as promptly as practicable and otherwise to enable consummation of the Transaction, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other Party to that end.
6.02 Valley Shareholder Approval.
(a)Valley agrees to take, in accordance with applicable Law and the Valley Articles and the Valley Bylaws, all action necessary to convene as soon as reasonably practicable after the Registration Statement becomes effective, a special meeting of its shareholders (including any adjournment or postponement, the “Valley Meeting”) to consider and to obtain the Valley Shareholder Approval as well as a proposal to grant authority to adjourn the Valley Meeting if there are not enough votes to obtain the Valley Shareholder Approval. Except with the prior written consent of TriCo, no other matters shall be submitted for the approval of Valley shareholders at the Valley Meeting. The Valley Board shall at all times prior to and during the Valley Meeting recommend such approval and shall take all reasonable best efforts to solicit such approval and shall not: (i) withdraw, modify or qualify in any manner adverse to TriCo such recommendation; or (ii) take any other action or make any other public statement in connection with the Valley Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”), except as and to the extent permitted by Section 6.02(b). Notwithstanding any Change in Recommendation, unless this Agreement is terminated by Valley pursuant to Section 8.01(h), this Agreement shall be submitted to the shareholders of Valley at the Valley Meeting for the purpose of considering and obtaining the Valley Shareholder Approval. In addition to the foregoing, unless this Agreement is terminated by Valley pursuant to Section 8.01(h), Valley shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger. Valley shall not, without the prior written consent of TriCo, adjourn or postpone the Valley Meeting; provided that Valley may, without the prior written consent of TriCo, which consent shall not be unreasonably withheld, conditioned or delayed, adjourn or postpone the Valley Meeting: (A) if, as of the time for which the Valley Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), there are insufficient shares of Valley Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Valley Meeting or to obtain the Valley Shareholder Approval; or (B) after consultation with TriCo, if the failure to adjourn or postpone the Valley Meeting would reasonably be expected to be a violation of applicable Law for the distribution of any required supplement or amendment to the Prospectus/Proxy Statement. TriCo may require Valley to adjourn, delay or postpone the Valley Meeting once for a period not to exceed thirty (30) calendar days (but prior to the date that is four (4) Business Days prior to the End Date) to solicit additional proxies necessary to obtain the Valley Shareholder Approval. Once Valley has established a record date for the Valley Meeting, Valley shall not change such record date or establish a different record date for the Valley Meeting without the prior written consent of TriCo, which consent shall not be unreasonably withheld, conditioned or delayed, unless required to do so by applicable Law or the Valley Articles or the Valley Bylaws or in connection with a postponement or adjournment of the Valley Meeting permitted by this Section 6.02.
(b)Notwithstanding the foregoing, Valley and the Valley Board shall be permitted to effect a Change in Recommendation if and only to the extent that:
(i)Valley shall have complied in all material respects with Section 6.07;
(ii)the Valley Board, after consulting with its outside counsel and financial advisor, shall have determined in good faith that the Acquisition Proposal constitutes a Superior Proposal; and
(iii)if the Valley Board intends to effect a Change in Recommendation following receipt of an Acquisition Proposal: (A) the Valley Board shall have concluded in good faith, after giving effect to all of the adjustments which may be offered by TriCo pursuant to clause (C) below, that such Acquisition Proposal constitutes a Superior Proposal; (B) Valley shall notify TriCo, at least five (5) Business Days in advance, of its intention to effect a Change in Recommendation in response to such Superior Proposal and furnish to TriCo all the material terms and conditions of such proposal (including the identity of the party making such Acquisition Proposal); and (C) prior to effecting such a Change in Recommendation, Valley shall, and shall cause its financial and legal advisors to, during the period following Valley’s delivery of the notice referred to in clause (B) above, negotiate with TriCo in good faith for a period of up to five (5) Business Days (to the extent TriCo desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.
Any amendment or modification to the financial or other material terms of the Acquisition Proposal giving rise to Valley’s notice of a Superior Proposal shall constitute a new Acquisition Proposal giving rise to a new obligation to provide notice and a new five (5) Business Day response period for TriCo, consequently extending the periods referenced in Sections 6.02(b)(iii) above.
6.03 Registration Statement.
(a)TriCo shall prepare and file a registration statement on Form S-4 or other applicable form (the “Registration Statement”) with the SEC in connection with the issuance of the shares of TriCo Common Stock to Valley shareholders as the Merger Consideration in the Merger (including the proxy statement for the Valley Meeting and the prospectus of TriCo constituting a part thereof (the “Proxy Statement/Prospectus”) and all related documents). Valley shall prepare and furnish such information relating to it, its Subsidiaries and their respective directors, officers and shareholders as may be reasonably required in connection with the above referenced documents based on its knowledge of and access to the information required for said documents, and Valley, and its legal, financial and accounting advisors, shall have the right to review in advance and comment on such Registration Statement prior to its filing and on any amendments or supplements thereto and any written communications with the SEC in connection therewith. Valley agrees to cooperate with TriCo and TriCo’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor, legal counsel and independent auditor in connection with the Registration Statement and the Proxy Statement/Prospectus. TriCo shall use its commercially reasonable efforts to file, or cause to be filed, the Registration Statement with the SEC within forty-five (45) days of the date of this Agreement or as promptly as reasonably practicable thereafter. Each of Valley and TriCo agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. TriCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. After the Registration Statement is declared effective under the Securities Act, Valley shall promptly mail at its own expense the Proxy Statement/Prospectus to its shareholders.
(b)Each of Valley and TriCo agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in: (i) the Registration Statement shall, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto shall, at the date(s) of mailing to Valley’s shareholders and at the time of the Valley Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of Valley and TriCo further agrees that if it shall become aware prior to the date of effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement/Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement/Prospectus.
(c)TriCo agrees to advise Valley promptly in writing after TriCo receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of TriCo Common Stock for offering or sale in any jurisdiction, of the initiation or, to the extent TriCo is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.
6.04 Regulatory Filings.
(a)Each of TriCo and Valley shall, and shall cause their respective Subsidiaries to, cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all Governmental Entities necessary to consummate the Transaction; and TriCo shall use its commercially reasonable efforts to make any initial application filings with Governmental Entities within thirty (30) days of the date of this Agreement or as promptly as reasonably practicable thereafter. Each of TriCo and Valley shall have the right to review in advance, and to the extent practicable, each shall consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to all written information submitted to any Governmental Entity in connection with the Transaction. In exercising the foregoing right, each Party agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it shall consult with the other Party hereto with respect to the obtaining of all permits, consents, approvals, waivers and authorizations of all Governmental Entities necessary or advisable to consummate the Transaction, and each Party shall keep the other Party apprised of the status of material matters relating to completion of the Transaction. Each Party hereto further agrees to provide the other Party with a copy of all correspondence to or from any Governmental Entity in connection with the Transaction; provided that TriCo shall not be required to provide Valley with confidential portions of any filing with a Governmental Entity if such provision would violate applicable Laws relating to the exchange of information.
(b)Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of their Subsidiaries to any Governmental Entity.
6.05 Press Releases. Valley and TriCo shall consult with each other before issuing any press release or public statement with respect to the Transaction or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other Party, which shall not be unreasonably withheld, delayed or conditioned; provided, however, that TriCo or Valley may, without the prior consent of the other Party (but after such consultation, to the extent practicable under the circumstances), issue such press release or make such public statements as may, upon the advice of outside counsel, be required by law or the rules or regulations of the SEC or Nasdaq. Valley and TriCo shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the Transaction as reasonably requested by the other Party.
6.06 Access; Information.
(a)Valley agrees that upon reasonable notice and subject to applicable Laws relating to the exchange of information, it shall afford TriCo and TriCo’s officers, employees, counsel, accountants and other authorized representatives such access (subject to any applicable restrictions imposed by Law with respect to in-person access in light of COVID-19 concerns) during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, minutes and records of the Valley Board, the Valley Bank Board and their respective committees, Tax Returns and work papers of independent auditors), systems, properties, personnel and advisors of Valley and its Subsidiaries and to such other information relating to Valley and its Subsidiaries as TriCo may reasonably request; provided that TriCo shall coordinate any and all meetings with Valley personnel with one or more designated representatives of Valley, and, during such period, Valley shall furnish promptly to TriCo: (i) a copy of each report, schedule, registration statement and other document filed or received during such period pursuant to the requirements of federal or state banking, lending, securities, consumer finance or privacy laws; and (ii) all other information concerning the business, properties and personnel of Valley and its Subsidiaries as TriCo may reasonably request.
(b)Notwithstanding anything in this Section 6.06 to the contrary, neither TriCo nor Valley shall be required to provide access to or disclose information: (i) included in any communications, memoranda or work product prepared by advisors to Valley, or confidential reports, documents or minutes of meetings of the Valley Board, its committees or its management personnel, or similar materials to the extent directly or indirectly substantially related to or prepared in connection with the Transaction and the rights and obligations of Valley under this Agreement; (ii) where such access or disclosure would jeopardize the attorney-client privilege of Valley or any other Person in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the Parties); or (iii) where such access or disclosure would contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement; provided that in any such event, the Parties will cooperate in good faith to make reasonably appropriate substitute disclosure arrangements.
(c)During the period from the date of this Agreement to the Effective Time, Valley shall, upon the request of TriCo, cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of TriCo regarding its consolidated financial condition, operations and business and matters relating to the completion of the Transaction. Subject to applicable law, as soon as reasonably available, but in no event more than twenty (20) days after the end of each calendar month or quarter ending after the date of this Agreement, Valley will deliver to TriCo: (i) on a quarterly basis, its consolidated balance sheet and consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows, without related notes, for such quarter prepared in accordance with GAAP; (ii) on an annual basis, its consolidated balance sheet and consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for such year prepared in accordance with GAAP; and (iii) on a monthly basis, except as applicable pursuant to clauses (i) and (ii), its consolidated balance sheet and consolidated statements of income, without related notes, for such month prepared in accordance with GAAP.
(d)Valley will deliver to TriCo, as soon as reasonably available, but in no event more than twenty (20) days after the end of each calendar month, a complete and accurate list as of the end of each calendar month following the date of this Agreement of: (i) all periodic internal credit quality reports of Valley and its Subsidiaries prepared during such calendar month (which reports will be prepared in a manner consistent with past practices); (ii) all Loans classified as non-accrual, as restructured, as ninety (90) days past due, as still accruing and doubtful of collection or any comparable classification; (iii) all OREO, including in-substance foreclosures and real estate in judgment; (iv) all new Loans; (v) any current repurchase obligations of Valley or its Subsidiaries with respect to any Loans, Loan participations or state or municipal obligations or revenue bonds; and (vi) any standby letters of credit issued by Valley or its Subsidiaries.
(e)From time to time prior to the Effective Time, Valley will promptly supplement or amend the Disclosure Schedule delivered in connection herewith with respect to any material matter hereafter arising which, if existing, occurring or known on the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in such Disclosure Schedule which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedule shall have any effect for the purpose of determining satisfaction of the conditions set forth in Article VII; provided, however, that the contents of any supplement or amendment shall not otherwise be deemed a breach of a representation or warranty, including for purposes of Section 8.01(b), unless such supplement or amendment contains a fact, circumstance or event that individually, or taken together with all other facts, circumstances and events has resulted in or has had, or is reasonably expected to have or result in a Material Adverse Effect on Valley.
(f)All information furnished by Valley or TriCo to the other pursuant to this Section 6.06 shall be subject to the provisions of the Non-Disclosure Agreement, dated as of April 13, 2021 by and between TriCo and Valley (the “Confidentiality Agreement”).
(g)No investigation by either of the Parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other Party set forth herein.
6.07 No Solicitation; Acquisition Proposals.
(a)Valley agrees that it shall, and shall direct and use its reasonable best efforts to cause its affiliates, directors, officers, employees, agents and representatives (including, without limitation, any investment banker, financial advisor, attorney, accountant or other representative retained by it) (all of the foregoing, collectively, “Representatives”) to, immediately cease any discussions or negotiations with any other parties that may be ongoing with respect to the possibility or consideration of any

Acquisition Proposal, and will use its reasonable best efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal, including by requesting the other party to promptly return or destroy any confidential information previously furnished by or on behalf of Valley or any of its Subsidiaries thereunder and by specifically enforcing the terms thereof in a court of competent jurisdiction. From the date of this Agreement through the Effective Time, neither Valley nor any of its Subsidiaries shall, and shall cause their respective directors, officers or employees or any Representative retained by them not to, directly or indirectly through another Person: (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal or offer that constitutes, or is reasonably likely to lead to, any Acquisition Proposal; (ii) provide any confidential information or data to any Person relating to any Acquisition Proposal; (iii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iv) waive, terminate, modify or fail to enforce any provision of any contractual “standstill” or similar obligations of any Person other than TriCo or its Affiliates; (v) approve or recommend, propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal or propose to do any of the foregoing; or (vi) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; provided, however, that prior to the date of the Valley Meeting, if the Valley Board determines in good faith, after consulting with its outside legal and financial advisors, that the written Acquisition Proposal constitutes a Superior Proposal, Valley may, in response to a bona fide, written Acquisition Proposal not solicited in violation of this Section 6.07(a) that the Valley Board determines in good faith constitutes a Superior Proposal, subject to providing two (2) Business Days prior written notice of its decision to take such action to TriCo and identifying the Person making the proposal and all the material terms and conditions of such proposal and compliance with Section 6.07(b): (A) furnish information with respect to itself to any Person making such a Superior Proposal pursuant to a customary confidentiality agreement (as determined by Valley after consultation with its outside counsel) on terms no more favorable to such Person than the terms contained in the Confidentiality Agreement are to TriCo; and (B) participate in discussions or negotiations regarding such a Superior Proposal.
(b)In addition to the obligations of Valley set forth in Section 6.07(a), Valley shall promptly (within one (1) Business Day) advise TriCo orally and in writing of its receipt of any Acquisition Proposal and keep TriCo reasonably informed, on a current basis, of the continuing status thereof, including the material terms and conditions thereof and any material changes thereto, and shall contemporaneously provide to TriCo all materials provided to or made available to any third party pursuant to this Section 6.07 which were not previously provided to TriCo.
(c)Valley agrees that any violation of the restrictions set forth in this Section 6.07 by any Representative of Valley or its Subsidiaries shall be deemed a breach of this Section 6.07 by Valley.
(d)The Parties agree that irreparable damage would occur in the event any of the restrictions set forth in Section 6.07(a) were violated by Valley, its Subsidiaries or any Representative of Valley or its Subsidiaries. It is accordingly agreed that TriCo shall be entitled to an injunction or injunctions to prevent breaches of Section 6.07 and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which TriCo is entitled at law or in equity. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, TriCo shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.
6.08 Certain Policies. Prior to the Closing Date, upon the request of TriCo, Valley shall, and shall cause its Subsidiaries to, consistent with GAAP and applicable banking laws and regulations, use their commercially reasonable efforts to modify or change their Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of TriCo; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 7.01(b); and further provided that in any event, no such modification or change made by Valley or any of its Subsidiaries pursuant to this Section 6.08 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of Valley or its management with any such adjustments.
6.09 Nasdaq Listing. TriCo shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its commercially reasonable efforts to list, prior to the Closing Date, on Nasdaq the shares of TriCo Common Stock to be issued to the Valley shareholders as the Merger Consideration.

6.10 Indemnification.
(a)From and after the Effective Time through the sixth (6th) anniversary of the Effective Time, TriCo and the Surviving Corporation (each an “Indemnifying Party”) shall indemnify and hold harmless each present and former director, officer and employee of Valley or Valley Bank, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director, officer, employee, fiduciary or agent of Valley or any Valley Subsidiary or is or was serving at the request of Valley or any Valley Subsidiary as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Transaction, to the fullest extent which such Indemnified Parties would be entitled under the Valley Articles and the Valley Bylaws or, as applicable, Valley Bank’s Articles of Incorporation and Valley Bank’s Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of Valley’s Disclosure Schedule, in each case as in effect on the date hereof. TriCo shall also cause the Surviving Corporation to advance expenses as incurred by such Indemnified Parties to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Valley pursuant to the Valley Articles and the Valley Bylaws or, as applicable, the Valley Bank Articles or the Valley Bank Bylaws or any agreement, arrangement or understanding which has been set forth in Section 6.10 of Valley’s Disclosure Schedule, in each case as in effect on the date hereof.
(b)Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party if such failure does not actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time): (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties that make joint representation inappropriate, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless the Indemnified Parties have conflicts of interest); (ii) the Indemnified Parties will cooperate in the defense of any such matter; (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent, which shall not be unreasonably withheld, delayed or conditioned; and (iv) the Indemnifying Party shall have no obligation hereunder in the event that a federal or state banking agency or a court of competent jurisdiction shall determine by final, non-appealable written order that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations.
(c)TriCo (and the Surviving Corporation) shall maintain Valley’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by Valley’s existing policy, including TriCo’s existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the Effective Time; provided, however, that in no event shall TriCo be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 6.10(c), an amount in excess of two hundred fifty percent (250%) of the annual premiums paid by Valley as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, TriCo shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.
(d)If TriCo or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of TriCo shall assume the obligations set forth in this Section 6.10.
(e)The provisions of this Section 6.10 are: (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party; and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.
6.11 Benefit Plans.

(a)As soon as administratively practicable after the Effective Time, TriCo shall take all reasonable action so that Employees that are employed by Valley and its Subsidiaries as of the Effective Time and will continue employment with TriCo or any of its Subsidiaries following the Effective Time (the “Continuing Employees”) shall be entitled to participate in each TriCo Benefit Plan of general applicability to the same extent as similarly-situated employees of TriCo and its Subsidiaries, including but not limited to a tax-qualified defined contribution plan with a “cash or deferred arrangement” within the meaning of Section 401(k) of the Code maintained by TriCo (the “TriCo 401(k) Plan”) (it being understood that inclusion of the employees of Valley and its Subsidiaries in the TriCo Benefit Plans may occur at different times with respect to different plans and that with respect to the TriCo 401(k) Plan, Continuing Employees shall, if they so elect, be permitted to rollover their balances from their Valley 401(k) Plan accounts, subject to the terms and conditions of the TriCo 401(k) Plan); provided that coverage or participation shall be continued under the corresponding Benefit Plans of Valley and its Subsidiaries until such employees are permitted to transition from such Benefit Plans and participate or enroll in the TriCo Benefit Plans; and provided further, that nothing contained herein shall require TriCo or any of its Subsidiaries to make any grants to any former employee of Valley and its Subsidiaries under any pension plans, deferred compensation plans, discretionary equity or incentive compensation plan of TriCo or otherwise make available or establish any new employee benefit plans for or on behalf of the Continuing Employees if TriCo and its Subsidiaries do not offer a particular type of employee benefit plans to their similarly-situated employees. TriCo shall cause each TriCo Benefit Plan in which Continuing Employees are eligible to participate to recognize, for purposes of determining eligibility to participate in, and the vesting of benefits, but not for purposes of equity grants or accrual of pension benefits or service toward eligibility for any Retiree Welfare Plan, if applicable, under the TriCo Benefit Plans, the service of such employees with Valley and its Subsidiaries to the same extent as such service was credited for such purpose by Valley and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits or to the extent not otherwise permissible under the terms of a TriCo Benefit Plan; and provided further, that an employee’s eligibility to participate will be governed by the eligibility criteria of the particular TriCo Benefit Plan. Nothing herein shall limit the ability of TriCo to amend or terminate any of the TriCo Benefit Plans or the Benefit Plans in accordance with their terms at any time.
(b)Except if such treatment will result in duplication of benefits or related to defined benefit pension plans, retiree medical plans or equity incentive plans, all Continuing Employees shall maintain their original hire dates from Valley and those hire dates and all such additional seniority shall carry over to TriCo with no loss of any benefits, seniority or service time.
(c)At and following the Effective Time, TriCo shall honor, and the Surviving Corporation shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees of Valley and its Subsidiaries existing as of the Effective Date, as well as all bonus, deferred compensation, supplemental retirement plan, salary continuation, severance, termination, change in control and other existing plans and policies of Valley and its Subsidiaries to the extent that each of the foregoing are Previously Disclosed.
(d)At such time as Continuing Employees become eligible to participate in a medical, dental, health, life or disability plan of TriCo or its Subsidiaries, TriCo shall use commercially reasonable efforts to cause each such plan to: (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of TriCo; (ii) provide full credit under medical, health and dental plans for any deductibles, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation; and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under a corresponding Valley Benefit Plan prior to the Effective Time; provided, however, that such waiver shall not be required to the extent that such waiver would result in a duplication of benefits or to the extent not otherwise permissible under the terms of a contract insuring benefits under the TriCo Benefit Plans.
(e)All Continuing Employees shall maintain their accrued sick time with full and complete carryover into their employment with TriCo, excluding any California supplemental paid sick leave accruals. There shall be no loss of any time or benefits owed, and any unused sick time shall be fully carried over into their new employment with TriCo. There shall be no limits on the total amount of carryover allowed or permitted. Once at TriCo, such benefits shall continue to accrue in the normal course of business, consistent with TriCo’s policies and practices.
(f)Those employees of Valley and its Subsidiaries: (i) who (A) are not offered employment by TriCo or its Subsidiaries following the Effective Time, (B) are offered employment by TriCo or its Subsidiaries following the Effective Time but elect not to accept such employment for Good Reason, or (C) terminate their employment with TriCo or its Subsidiaries prior to the first anniversary of the Effective Time for Good Reason, and who, in the case of any of (A), (B) or (C), are not a party to an employment agreement or otherwise entitled to an existing severance package, change in control benefit or payments under any salary continuation plan, and who sign and deliver (and do not revoke) a termination and release agreement in a form reasonably acceptable to TriCo within forty-five (45) days of the Effective Time; or (ii) who are terminated by TriCo without cause prior to the first anniversary of the Effective Time and deliver (and do not revoke) a termination and release agreement in a form reasonably acceptable to TriCo within forty-five (45) days of termination, shall be entitled to receive a single lump sum payment of severance in an amount determined pursuant to the severance schedule attached as Section 6.11(f) of Valley’s Disclosure Schedule (in all cases, based on the employee’s annual base salary at the time of termination of employment and, for purposes of determining the length of service, including both the period of services with Valley and the period of service with TriCo, if any). If Valley or any of its Subsidiaries has any other severance pay plan or arrangement, then any amounts paid pursuant to that plan or arrangement shall reduce the amount that the employee will receive under this Section 6.11(f) and in no event shall there be any duplication of severance pay. Nothing contained in this Section 6.11(f) hereof shall be construed or interpreted to limit or modify in any way TriCo’s or its Subsidiaries’ at will employment policy or provide any third party beneficiary rights to employees of Valley or any of its Subsidiaries. In no event shall severance pay be taken into account in determining the amount of any other benefit (including but not limited to, an individual’s benefit under any retirement plan or policy). For purposes of this Section 6.11(f), “Good Reason ” means, with respect to any Valley employee, that TriCo or its Subsidiaries offers the Valley employee a position of employment prior to the Effective Time, or after the Effective Time and prior to the first anniversary of the Effective Time, that requires the employee accept either: (i) an annual salary that is less than the employee’s annual salary immediately prior to the Effective Time or (ii) a primary place of employment at a location that is more than twenty-five (25) miles from the employee’s primary place of employment with Valley as of the date of this Agreement. For purposes of this Section 6.11(f), “cause” shall mean the employee’s personal dishonesty, willful misconduct, breach of fiduciary duty involving personal profit, failure to comply with any valid and legal directive of TriCo, Tri Counties Bank, Valley and/or Valley Bank failure to perform stated duties, violation of any law, rule or regulation (other than traffic violations or similar offenses) or order of any Governmental Entity.
(g)Prior to the Closing, Valley shall have paid into the Valley Republic Bank 401(k) Profit Sharing Plan (the “Valley 401(k) Plan”) all employer contributions, including any safe harbor employer matching contributions, profit sharing contributions or other non-elective contributions. Prior to the Closing, Valley shall: (i) adopt written resolutions (or take such other necessary or appropriate action), in form and substance reasonably acceptable to TriCo, to terminate the Valley 401(k) Plan in compliance with its terms and requirements of applicable Law, effective no later than the Business Day preceding the Closing Date; and (ii) provide for full vesting of all employer contributions under the Valley 401(k) Plan to which a vesting schedule applies for all participants who currently maintain an account under the Valley 401(k) Plan; such termination and vesting to be effective no later than the Business Day preceding the Closing Date. Valley shall provide TriCo with evidence of the termination of the Valley 401(k) Plan.
(h)Each of Valley and TriCo acknowledges and agrees that all provisions contained within this Section 6.11 with respect to Employees or any other Person are included for the sole benefit of the parties to this Agreement and nothing contained in this Section 6.11 shall confer upon any other Person any third-party beneficiary or other rights or remedies of any nature whatsoever under or by reason of this Section 6.11. Nothing contained herein: (i) shall be construed to establish, amend or modify any benefit plan, program or arrangement; or (ii) alter or limit the ability of TriCo to amend, modify or terminate any benefit plan, program or arrangement at any time established, sponsored or maintained by TriCo or any of its Subsidiaries. Each of Valley and TriCo agrees that the terms of this Section 6.11 do not and shall not create any right in any Person to continued employment with Valley, TriCo or any of their respective Subsidiaries or to any compensation or benefit.
6.12 Appointment of Director. TriCo shall take all action necessary to appoint or elect, effective as of the Effective Time, one individual serving as a director of Valley on the date of this Agreement, who shall be mutually agreeable to TriCo and Valley and who shall qualify as an “independent” director of TriCo under applicable Nasdaq rules, as a director of each of TriCo and Tri Counties Bank. Such individual shall serve until the first annual meeting of shareholders of TriCo following the Effective Time. Subject to the fiduciary duties of the TriCo Board, TriCo shall include such individual on the list of nominees for director presented by the TriCo Board and for which the TriCo Board shall solicit proxies at the first annual meeting of shareholders of TriCo following the Effective Time and the TriCo Board shall include such individual in the nominees elected to the Tri Counties Bank board of directors at the next election held for the Tri Counties Bank board of directors following the Effective Time.
6.13 Notification of Certain Matters. Each of Valley and TriCo shall give prompt written notice to the other of any fact, event or circumstance known to it that: (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it; or (b) would cause or constitute a failure of any of the conditions provided for in Article VII.
6.14 Estoppel Letters; Title Insurance. Valley shall use its commercially reasonable efforts to obtain and deliver to TriCo at the Closing with respect to the real estate leased by Valley or a Subsidiary of Valley, an estoppel letter from each of its lessors dated as of the Closing in such a form as may be reasonably acceptable to TriCo. In addition, for each real property owned by Valley or any of its Subsidiaries, improved or vacant, whether for Valley’s or any of its Subsidiaries’ operations or branches, or acquired through foreclosure or deed in lieu thereof, Valley will provide an ALTA Owner’s Policy of Title Insurance, with customary endorsements and without exception for survey, together with a title report or commitment showing any matters of title recorded against the subject property from the date of issuance of the applicable title insurance policy through a date no earlier than fifteen (15) days prior to the Closing. In the event that there is no existing title insurance policy for a particular property, for each such property, Valley will provide a new ALTA Owner’s Policy of Title Insurance, with an insured value no less than the value therefor disclosed in the appraisals provided to TriCo, with customary endorsements and without exception for survey or matters within the Knowledge of Valley as of the policy date.
6.15 Antitakeover Statutes. Valley and the Valley Board shall, if any state antitakeover statute or similar statute becomes applicable to this Agreement and the Transaction, take all action reasonably necessary to ensure that the Transaction may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such statute or regulation on this Agreement and the Transaction.
6.16 Consents. Valley shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to obtain all consents, approvals, waivers, non-objections and to deliver any notices required pursuant to the terms of the Material Contracts as a result of the Transaction.
6.17 Federal Home Loan Bank Borrowings. If requested by TriCo, Valley shall cooperate with TriCo to effect the discharge of Valley’s borrowings from the FHLB prior to the Effective Time.
6.18 Shareholder Litigation and Protests. The Parties shall promptly advise each other orally and in writing against Valley, TriCo or their directors relating to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated hereby and shall keep each other fully informed regarding any such shareholder or community-based litigation or protests, including providing all relevant documentation. The Parties shall consult with each other and give good faith consideration of the comments and advice and give the other Party the opportunity to participate in the defense or settlement of any such litigation; provided that each Party shall pay its own expenses, subject to applicable law. No settlement in connection with such litigation or protests shall be agreed to without TriCo’s prior written consent.
6.19 Closing Financial Statements. At least five (5) Business Days prior to the Effective Time of the Merger, Valley shall provide TriCo with: (i) Valley’s unaudited consolidated balance sheet and results of operations presenting the financial condition of Valley and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Closing Date of the Merger and for the period beginning on the first date of the then-current fiscal year through the close of business on the last day of the last month ended prior to the Effective Time of the Merger, which shall include, for avoidance of doubt, accruals with respect to estimated amounts that will become payable under Valley’s Incentive Compensation Plan (the “Closing Financial Statements”); (ii) a calculation of the Adjusted Tangible Common Equity along with documents reasonably supporting such calculation and (iii) a list of estimated accruals for amounts earned under Valley’s Incentive Compensation Plan as of the Closing Date; provided, however, that if the Effective Time of the Merger occurs on or before the fifth business Day of the month, the Closing Financial Statements and such calculation shall instead be as of and through the end of the second month immediately preceding the Effective Time. The Closing Financial Statements shall be prepared in accordance with GAAP (excluding notes) and regulatory accounting principles and other applicable legal and accounting requirements, and shall reflect all period-end accruals and other adjustments, subject to the other requirements of this Agreement and shall also reflect accruals for all fees and expenses incurred or expected to be incurred in connection with the transactions contemplated in this Agreement (whether or not doing so is in accordance with GAAP), included all Merger Related Expenses. The Closing Financial Statements, the calculation of the Adjusted Tangible Common Equity and the estimated accruals for amounts earned under Valley’s Incentive Compensation Plan shall be accompanied by a certificate of Valley’s Chief Financial Officer to the effect that such financial statements meet the requirements of this Section 6.19, the calculation of Adjusted Tangible Common Equity conforms to the requirements of this Agreement and the estimated accruals for amounts earned under Valley’s Incentive Compensation Plan represent Valley’s good faith estimate of such amounts. On the Closing Date, Valley’s Chief Financial Officer shall deliver to TriCo a certificate, dated as of the Closing Date, to the effect that as of the date of the certificate: (x) such financial statements continue to reflect accurately the financial condition of Valley in all material respects and the requirements of this Section 6.19; (y) the calculation of Adjusted Tangible Common Equity continues to be accurate in all material respects and continues to conform to the requirements of this Agreement and (z) and the estimated accruals for amounts earned under Valley’s Incentive Compensation Plan continue to represent Valley’s good faith estimate of such amounts.
6.20 Customer Notices. On and after the later of the date of receipt of all regulatory approvals required to consummate the Transaction (disregarding any statutory waiting periods) and the date of the Valley Shareholder Approval, Valley and Valley Bank shall permit TriCo and Tri Counties Bank to provide one or more written notices (which may be joint notices from Valley Bank and Tri Counties Bank) to customers of Valley and Valley Bank describing the proposed Merger and the Bank Merger, the effect on customers, planned transition procedures and similar information. Valley shall have the right to review and approve the substance any such communications, provided that Valley shall not unreasonably withhold, delay or condition its approval.
6.21 Professional Fees and Expenses. Valley shall cause final bills (or estimated final bills through the Effective Time) for all fees and expenses for services rendered by accounting, investment banking, legal, tax and other advisors to Valley to be submitted to Valley at least eight (8) Business Days prior to the Closing Date and shall provide copies of all such bills or estimates to TriCo. Valley shall pay all such final bills or estimated final bills prior to the Effective Time.
6.22 Change in Control Payments; Etc.
(a)    Upon the request of TriCo, Valley shall pay, immediately prior to the Effective Time, all amounts due and owing to Valley executive officers pursuant to a contract, arrangement, commitment, or understanding between Valley and each such executive officer (each, a “Change in Control Payment”).
(b)    Immediately prior to the Effective Time, Valley shall pay all accrued personal time off or PTO to Valley’s employees.
6.23 Environmental Matters.
(a)For any real property owned or leased by Valley or any of its Subsidiaries which is identified by TriCo within fifteen (15) days following the date of this Agreement, TriCo may, at its sole cost and expense, obtain, within sixty (60) days after the date of such notice, written reports of a Phase I environmental site assessment in accordance with ASTM International Standard E1527-13 (a “Phase I ESA”) for each such property, prepared by an environmental consultant experienced in performing Phase I ESAs of real property (“Environmental Consultant”) and reasonably acceptable to Valley. Each Phase I ESA shall be delivered in counterparts to TriCo and Valley. The Environmental Consultant will include customary language allowing both TriCo and Valley to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I ESA to TriCo and Valley for review and comment prior to the finalization of such report. Notwithstanding the foregoing, except as set forth in this Section 6.23(a), neither TriCo nor the Environmental Consultant will conduct or cause to be conducted any invasive, intrusive or destructive inspections or other sampling or testing on such real property, including, without limitation, of the air, soil, soil gas, vapors, surface water, groundwater, building materials or other environmental media, thereon.
(b)In the event any Phase I ESA (including a Phase I ESA that Valley or any of its Subsidiaries caused to be performed within one (1) year prior to the date of this Agreement) discloses that such property may be impacted or have its use restricted by any Recognized Environmental Condition or Historical Recognized Environmental Condition (as each term is defined by ASTM E1527-13) or by any perfluoroalkyl or polyfluoroalkyl substances for which TriCo or any of its Subsidiaries would be liable and that, in the good faith reasonable belief of TriCo, would result in a material liability to Valley or any of its Subsidiaries following the Effective Time and as such warrants further review or investigation, TriCo shall give notice of the same (a “Phase I Notice”) to Valley no later than five (5) Business Days following TriCo’s receipt of the relevant Phase I ESA. Valley may then, in its sole and absolute discretion and without any obligation whatsoever to do so, within an additional twenty (20) day period, retain the Environmental Consultant to conduct a Phase II environmental site assessment in accordance with ASTM Standard E1903-11 (“Phase II ESA”) of the relevant property; provided, however, that such Phase II ESA shall be completed, and a written report of the Phase II ESA prepared, no later than sixty (60) days after Valley receives from TriCo the Phase I Notice for the relevant property; and provided further, that with respect to any leased property, Valley will use commercially reasonable efforts to obtain the relevant property owner’s consent for such Phase II ESA. TriCo acknowledges and understands that such consent may not be able to be obtained. The scope of the Phase II ESA shall be mutually determined by TriCo and Valley in their reasonable discretion after consultation with the other Party, and all reasonable costs and expenses associated with such Phase II ESA testing and report shall be borne by TriCo. Valley shall provide copies of the draft and final Phase II ESA reports, if any, to TriCo promptly following the receipt of any such report by Valley.
(c)Notwithstanding anything in this Section 6.23 to the contrary, the Parties shall keep each other reasonably apprised of all activities and actions contemplated by this Section 6.23 and the Parties shall cooperate fully with one another with respect to the matters required by this Section 6.23.
6.24 Community Development Planning. During the period from the date of this Agreement to the Effective Time, Valley shall, upon the request of TriCo, cause one or more of its designated representatives, who shall be employees of Valley Bank that are responsible for Valley’s community development activities and Community Reinvestment Act compliance, to confer on a monthly or more frequent basis with representatives of TriCo: (i) regarding Valley Bank’s progress toward its goals and the status of other remediate measures taken by Valley Bank in responses to the FDIC’s Community Reinvestment Act Performance Evaluation dated as of January 21, 2020; and (ii) to provide information necessary to enable to Tri Counties Bank to plan for its own community development efforts and Community Reinvestment Act compliance with respect to Valley Bank’s Community Reinvestment Act assessment areas following the Bank Merger.
6.25 Tax Treatment. The Merger contemplated by this Agreement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is hereby adopted as a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each Party shall use its commercially reasonable efforts to cause the Merger to so qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a). Each of Valley and TriCo agrees to prepare and file all U.S. federal income Tax Returns in accordance with this Section 6.25 and shall not take any position inconsistent herewith in the course of any audit, litigation, or other proceeding with respect to U.S. federal income Taxes; provided that nothing contained herein shall prevent Valley or TriCo from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of such treatment, and neither Valley nor TriCo shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging such treatment.
6.26    Retention Bonus Plan. Valley shall establish a retention bonus plan for select Valley employees pursuant to which Valley may offer retention bonuses to such Valley employees payable, in such amounts, at such times and subject to such terms and conditions, in each case as mutually agreed upon by TriCo and Valley. The aggregate amount of funds to be allocated to the retention bonus plan and the other terms and conditions applicable to participation and the payment of bonuses shall be as set forth in Section 6.26 of Valley’s Disclosure Schedule.
ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each of the Parties to consummate the Merger is subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing of each of the following conditions:
(a)Shareholder Approval. Valley shall have obtained the Valley Shareholder Approval.
(b)Regulatory Approvals. All regulatory approvals required to consummate the Merger and the Bank Merger shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements (other than conditions or requirements related to remedial actions) which the TriCo Board reasonably determines in good faith, after consultation with Valley, would, individually or in the aggregate, materially reduce the economic benefits of the Transaction to such a degree that TriCo would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof (a “Burdensome Condition”).
(c)No Injunction. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order which is in effect and prohibits consummation of the Transaction.
(d)Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.
(e)Listing. The shares of TriCo Common Stock to be issued to the Valley shareholders as the Merger Consideration shall have been approved for listing on Nasdaq.
7.02 Conditions to Obligation of Valley. The obligation of Valley to consummate the Merger is also subject to the fulfillment or written waiver by Valley prior to the Closing of each of the following conditions:
(a)Representations and Warranties. The representations and warranties of TriCo set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and Valley shall have received a certificate, dated as of the Closing Date, signed on behalf of TriCo by the Chief Executive Officer and the Chief Financial Officer of TriCo to such effect.

(b)Performance of Obligations of TriCo. TriCo shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Valley shall have received a certificate, dated as of the Closing Date, signed on behalf of TriCo by the Chief Executive Officer and the Chief Financial Officer of TriCo to such effect.
(c)Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to TriCo or Tri Counties Bank.
(d)Tax Opinion. Valley shall have received the opinion of Duane Morris LLP, counsel to Valley, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, such firm may require and rely upon representations contained in letters from each of Valley and TriCo.
(e)Other Actions. TriCo shall have furnished Valley with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.02 as Valley may reasonably request.
7.03 Conditions to Obligation of TriCo. The obligation of TriCo to consummate the Merger is also subject to the fulfillment or written waiver by TriCo prior to the Closing of each of the following conditions:
(a)Representations and Warranties. The representations and warranties of Valley set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that representations and warranties that by their terms speak as of the date hereof or some other date shall be true and correct as of such date), and TriCo shall have received a certificate, dated as of the Closing Date, signed on behalf of Valley by the Chief Executive Officer and the Chief Financial Officer of Valley to such effect.
(b)Performance of Obligations of Valley. Valley shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and TriCo shall have received a certificate, dated the Closing Date, signed on behalf of Valley by the Chief Executive Officer and the Chief Financial Officer of Valley to such effect.
(c)Material Adverse Effect. Since the date of this Agreement, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Valley or Valley Bank.
(d)Dissenters’ Rights. The holders of no more than ten percent (10%) of the aggregate outstanding shares of Valley Common Stock shall have properly notified Valley under Chapter 13 of the CGCL that they intend to exercise their dissenters’ rights.
(e)Tax Opinion. TriCo shall have received the opinion of Sheppard, Mullin, Richter & Hampton LLP, counsel to TriCo, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for United States federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion such firm may require and rely upon representations contained in letters from each of Valley and TriCo.
(f)FIRPTA Certificate. Valley shall have delivered to TriCo a properly executed statement from Valley that meets the requirements of Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h)(1), together with the appropriate notice to the Internal Revenue Service, each dated as of the Closing Date and in form and substance satisfactory to TriCo.
(g)Agreements and Acknowledgments of Shareholders. TriCo shall have received Shareholder Agreements executed and delivered by each of the Shareholders, each of which shall remain in full force and effect. The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements.
(h)Other Actions. Valley shall have furnished TriCo with such certificates of its officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 7.01 and 7.03 as TriCo may reasonably request.

ARTICLE VII
TERMINATION

8.01 Termination. This Agreement may be terminated, and the Transaction may be abandoned, at any time prior to the Effective Time:
(a)Mutual Consent. By the mutual written consent of TriCo and Valley.
(b)Breach. Provided that the terminating Party is not then in material breach of any representation, warranty, covenant or agreement contained herein, by TriCo or Valley in the event of a breach by the other Party of any representation, warranty, covenant or agreement contained herein, which breach: (i) cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach (or such shorter period as remaining prior to the End Date); and (ii) would entitle the non-breaching Party not to consummate the Transaction contemplated hereby under Section 7.02(a) or (b) or 7.03(a) or (b), as the case may be.
(c)Delay. By TriCo or Valley in the event the Merger is not consummated by April 30, 2022 (the “End Date”) except to the extent that the failure of the Merger to be consummated by such date shall be due to: (i) the failure of the Party seeking to terminate pursuant to this Section 8.01(c) to perform or observe the covenants and agreements of such Party set forth in this Agreement; or (ii) the failure of any of the Shareholders (if Valley is the Party seeking to terminate) to perform or observe their respective covenants and agreements under the relevant Shareholder Agreement.
(d)No Regulatory Approval. (i) By TriCo or Valley in the event the approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final non-appealable action of such Governmental Entity; (ii) by TriCo or Valley if any Governmental Entity shall have issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the consummation of the Merger and the other transactions contemplated by this Agreement, or an application therefor shall have been permanently withdrawn at the formal or informal request of a Governmental Entity; or (iii) by TriCo in the event the approval of any Governmental Entity required for consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement includes, or will not be issued without, a Burdensome Condition.
(e)No Shareholder Approval. By TriCo or Valley if the Valley Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Valley Meeting or at any adjournment or postponement thereof; provided, however, that a Party may not terminate this Agreement pursuant to this Section 8.01(e) if such Party has breached in any material respect any of its obligations under this Agreement, in each case in a manner that caused the failure to obtain the Valley Shareholder Approval at the Valley Meeting, or at any adjournment or postponement thereof.
(f)Failure to Recommend; Etc. By TriCo if, at any time before the Valley Shareholder Approval is obtained: (i) Valley shall have breached in any material respect the provisions of Section 6.07; (ii) the Valley Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or qualified such recommendation in a manner adverse in any respect to the interests of TriCo; (iii) the Valley Board effects a Change in Recommendation in accordance with Section 6.02(b); (iv) Valley shall have breached in any material respect its obligations under Section 6.02 by failing to call, give notice of, convene and hold the Valley Meeting in accordance with Section 6.02; or (v) at any time after the end of five (5) Business Days following receipt of an Acquisition Proposal, the Valley Board shall have failed to reaffirm its recommendation referred to in Section 6.02 as promptly as practicable (but in any event within five (5) Business Days) after receipt of any written request to do so by TriCo.
(g)Certain Tender or Exchange Offers. By TriCo if a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Valley Common Stock is commenced (other than by TriCo or a Subsidiary thereof), and the Valley Board recommends that the shareholders of Valley tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) Business Day period specified in Rule 14e-2(a) under the Exchange Act.
(h)Superior Proposal. By Valley, at any such time before the Valley Shareholder Approval is obtained, in order to enter into a definitive agreement providing for a Superior Proposal; provided that Valley is not then in breach of any representation, warranty, covenant or agreement contained herein, including without limitation Sections 6.02 and 6.07; and provided further, that such termination shall not be effective until Valley has paid the Termination Fee required by Section 8.02(b) to TriCo.

(i)Reduced Valuation. By Valley, by written notice to TriCo within two (2) Business Days immediately following the Determination Date, effective as of the date that is four (4) Business Days following the date of such written notice, in the event that:
(i)The TriCo Average Closing Price is less than $32.94 per share (with a proportionate adjustment in the event that outstanding shares of TriCo Common Stock shall be changed into a different number of shares by reason of any stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date);
(ii)The number obtained by dividing the TriCo Average Closing Price by the Initial Stock Price is less than the number obtained by subtracting 0.20 from the Index Ratio; and
(iii)Valley is not then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.
If Valley elects to terminate pursuant to this Section 8.01(i) and provides such written notice to TriCo, then within two (2) Business Days following TriCo’s receipt of such notice, TriCo may elect by written notice to Valley to reinstate the Merger and the other transactions contemplated by this Agreement and adjust the Exchange Ratio to equal a number equal to the lesser of: (I) a quotient (rounded to the nearest one-thousandth), the numerator of which is $31.29 and the denominator of which is the TriCo Average Closing Price; and (II) a quotient (rounded to the nearest one-thousandth), the numerator of which is $31.29 and the denominator of which is the TriCo Average Closing Price, multiplied by the Index Ratio. If TriCo makes such election to reinstate the Merger and the other transactions contemplated by this Agreement, no termination will occur pursuant to this Section 8.02(i) and this Agreement will remain in effect according to its terms (except to the extent the Merger Consideration has been adjusted).
“Determination Date” means the fifth (5th) Business Day immediately prior to the Closing Date.
“Determination Period” means the period beginning on the day that is twenty (20) consecutive trading days prior to the Determination Date and ending on the Determination Date.
“Final Index Price” means the average closing price of the KBW Regional Banking Index as quoted on Nasdaq (KRX) during the Determination Period.
“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Index Price” means $115.95.
“Initial Stock Price” means $41.18 per share.
If TriCo or any company belonging to the KBW Regional Banking Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted for the purposes of applying this Section 8.01(i).
8.02 Effect of Termination and Abandonment.
(a)In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, neither Party to this Agreement shall have any liability or further obligation to the other Party hereunder except that: (i) this Section 8.02, Section 6.06(g) and Article IX shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary, neither TriCo nor Valley shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.
(b)The Parties agree that Valley shall pay TriCo the sum of $6,625,000 (the “Termination Fee”) as follows:
(i)if this Agreement is terminated by TriCo pursuant to Section 8.01(f) (Failure to Recommend, Etc.) or Section 8.01(g) (Certain Tender or Exchange Offers),Valley shall pay the Termination Fee to TriCo on the second (2nd) Business Day following the termination of this Agreement;

(ii)if this Agreement is terminated by Valley pursuant to Section 8.01(h) (Superior Proposal), Valley shall pay the Termination Fee to TriCo on the date of the termination of this Agreement; or
(iii)if this Agreement is terminated by (A) TriCo pursuant to Section 8.01(b) (Breach), (B) by either TriCo or Valley pursuant to Section 8.01(c) (Delay) and at the time of such termination the Valley Shareholder Approval shall not have been obtained, or (C) by TriCo or Valley pursuant to Section 8.01(e) (No Shareholder Approval), and in the case of any termination pursuant to clause (A), (B) or (C), an Acquisition Proposal shall have been publicly announced and communicated or made known to the executive officers of Valley or the Valley Board (or any Person shall have publicly announced and communicated or made known an intention, whether or not conditional, to make an Acquisition Proposal, or reiterated a previously expressed plan or intention to make an Acquisition Proposal) at any time after the date of this Agreement and prior to the taking of the vote of the shareholders of Valley contemplated by this Agreement at the Valley Meeting, in the case of clause (C), or prior to the date of termination, in the case of clause (A) or (B), then: (1) if within twelve (12) months after such termination Valley enters into an agreement with respect to a Control Transaction, then Valley shall pay to TriCo the Termination Fee on the date of execution of such agreement; and (2) if a Control Transaction is consummated otherwise than pursuant to an agreement with Valley within twelve (12) months after such termination, then Valley shall pay to TriCo the Termination Fee on the date of such consummation of such Control Transaction.
As used in this Section 8.02(b), a “Control Transaction” means: (i) the acquisition by any Person whether by purchase, merger, consolidation, sale, transfer or otherwise, in one transaction or any series of transactions, of a majority of the voting power of the outstanding securities of Valley or Valley Bank or a majority of the assets of Valley or Valley Bank; (ii) any issuance of securities resulting in the ownership by any Person of more than twenty-five percent (25%) of the voting power of Valley or by any Person other than Valley or Valley Bank of more than ten percent (10%) of the voting power of Valley Bank; or (iii) any merger, consolidation or other business combination transaction involving Valley or any of its Subsidiaries as a result of which the shareholders of Valley cease to own, in the aggregate, at least fifty percent (50%) of the total voting power of the entity surviving or resulting from such transaction.
Any amount that becomes payable pursuant to this Section 8.02(b) shall be paid by wire transfer of immediately available funds to an account designated by TriCo. Under no circumstances shall Valley be obligated to pay the Termination Fee on more than one occasion, and the Parties hereby acknowledge and agree that in the event the Termination Fee becomes payable and is paid by Valley pursuant to this Section 8.02, the Termination Fee shall be TriCo’s sole and exclusive remedy under this Agreement.
(c)Valley and TriCo agree that the agreement contained in paragraph (b) above is an integral part of the Transactions contemplated by this Agreement, that without such agreement TriCo would not have entered into this Agreement, and that such amount does not constitute a penalty or liquidated damages in the event of a breach of this Agreement by Valley. If Valley fails to pay TriCo the amount due under paragraph (b) above within the time periods specified in such paragraph (b), Valley shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by TriCo in connection with any action, including the filing of any lawsuit, taken to collect payment of such amount, provided TriCo prevails on the merits, together with interest on the amount of any such unpaid amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amount was required to be paid until the date of actual payment.
ARTICLE IX
MISCELLANEOUS

9.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.06(d), 8.02 and this Article IX, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a Party or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including without limitation any shareholder or former shareholder.
9.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived, by the Party benefited by the provision; or (ii) amended or modified at any time, by an agreement in writing between the Parties hereto executed in the same manner as this Agreement; provided that after the approval of the principal terms of this Agreement by the Valley shareholders, no amendment shall be made which by law requires further approval by the shareholders of Valley without obtaining such approval. For purposes of clarification, an amendment of any date in Section 8.01(c) shall not require further approval by any shareholders and if such amendment were deemed by law to require further approval by the shareholders of Valley, the approval of the principal terms of this Agreement by such shareholders will be deemed to have granted Valley the authority to amend such dates without such further approval.
9.03 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be deemed to constitute one and the same original agreement.
9.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and to be performed entirely within such State.
9.05 Expenses. Each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel; provided that nothing contained herein shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s fraud or willful breach of any provision of this Agreement.
9.06 Notices. All notices, requests, instructions and other communications to be given hereunder by any Party to the other shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail, postage prepaid (return receipt requested) or emailed (with confirmation) to such Party at its address set forth below or such other address as such Party may specify by notice to the other Party; provided, that if given by email, such notice, request, instructions and other communication shall be confirmed within one Business Day by dispatch pursuant to one of the other methods described herein.
If to Valley to:
Valley Republic Bancorp
5000 California Avenue, Suite 110
Bakersfield, CA 93309
Attention: Geraud Smith, President and Chief Executive Officer
Email: G.Smith@valleyrepublic.bank
With a copy to:
Duane Morris LLP
865 South Figueroa Street, Suite 3100
Los Angeles, CA 90017-5450
Attention: S. Alan Rosen
email: arosen@duanemorris.com
If to TriCo to:
TriCo Bancshares
63 Constitution Drive
Chico, CA 95973
Attention: Richard P. Smith, President and Chief Executive Officer
email: ricksmith@tcbk.com
With copies to:
Sheppard, Mullin, Richter & Hampton LLP
Four Embarcadero Center, 17th Floor
San Francisco, CA 94111
Attention: David J. Gershon
email: dgershon@sheppardmullin.com

and
TriCo Bancshares
63 Constitution Drive
Chico, CA 95973
Attention: Greg Gehlmann, SVP/General Counsel
email:    GregGehlmann@tcbk.com
9.07 Entire Understanding; Limited Third Party Beneficiaries. This Agreement, the Bank Merger Agreement, the Shareholder Agreements, and the Confidentiality Agreement represent the entire understanding of the Parties hereto and thereto with reference to the Transaction, and this Agreement, the Agreement of Merger, the Bank Merger Agreement, the Shareholder Agreements, and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights with to Section 6.10, which are expressly intended to be for the benefit of each Indemnified Party, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.
9.08 Severability. Except to the extent that application of this Section 9.08 would have a Material Adverse Effect on Valley or TriCo, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable. In all such cases, the Parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.
9.09 Enforcement of the Agreement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as provided in Section 8.02(b), it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing Party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.
9.10 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever the words “as of the date hereof” are used in this Agreement, they shall be deemed to mean the day and year first above written.
9.11 Assignment. Neither Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective successors and permitted assigns.
9.12 Alternative Structure. Notwithstanding any provision of this Agreement to the contrary, TriCo may at any time modify the structure of the acquisition of Valley and/or Valley Bank set forth herein, provided that: (i) the Merger Consideration to be paid to the holders of Valley Common Stock is not thereby changed in kind or reduced in amount as a result of such modification; (ii) such modifications will not adversely affect the tax treatment to Valley’s shareholders as a result of receiving the Merger Consideration; and (iii) such modification will not materially jeopardize receipt of any required approvals of Governmental Entities or materially delay consummation of the Transaction contemplated by this Agreement.
9.13 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by either Party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.

9.14 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. Neither Party shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party forever waives any such defense.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
TRICO BANCSHARES
By:/s/Richard P. Smith
Name:    Richard P. Smith
Title:    President and Chief Executive Officer
VALLEY REPUBLIC BANCORP
By:/s/Geraud Smith
Name:    Geraud Smith
Title:    President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

EXHIBIT A
SHAREHOLDER AGREEMENT
SHAREHOLDER AGREEMENT (this “Agreement”), dated as of July 27, 2021, among [] (“Shareholder”), a shareholder and an officer and/or director of Valley Republic Bancorp, a California corporation (“Valley”), TriCo Bancshares, a California corporation (“TriCo”), and, solely for purposes of the last sentence of Section 9, Valley. All terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (defined below).
WHEREAS, Valley and TriCo are entering into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), pursuant to which Valley will merge with and into TriCo on the terms and conditions set forth therein (the “Merger”) and, in connection therewith, outstanding shares of Valley Common Stock will be converted into shares of TriCo Common Stock in the manner set forth therein; and
WHEREAS, Shareholder owns the shares of Valley Common Stock identified on Schedule I hereto (such shares, together with all shares of Valley Common Stock subsequently acquired by Shareholder during the term of this Agreement, being referred to as the “Shares”); and
WHEREAS, in order to induce TriCo to enter into the Merger Agreement, Shareholder, solely in such Shareholder’s capacity as a shareholder of Valley and not in any other capacity, has agreed to enter into and perform this Agreement.
NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1. Agreement to Vote Shares. Shareholder agrees while this Agreement is in effect, that at any meeting of the shareholders of Valley, or in connection with any written consent of the shareholders of Valley, Shareholder shall:
(a)    appear at each such meeting or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and
(b)    vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all the Shares (whether acquired heretofore or hereafter) that are beneficially owned by Shareholder or as to which Shareholder has, directly or indirectly, the right to vote or direct the voting, (x) in favor of adoption and approval of the Merger, the Merger Agreement and the transactions contemplated thereby; (y) against any action or agreement that to the knowledge of Shareholder would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Valley contained in the Merger Agreement or of Shareholder contained in this Agreement; and (z) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or to the knowledge of Shareholder would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or the performance by Shareholder of their obligations under this Agreement.
2. Transfer of Shares.
(a)    Prohibition on Transfers of Shares; Other Actions. Shareholder hereby agrees that while this Agreement is in effect, Shareholder shall not, (i) sell, transfer, pledge, encumber, distribute by gift or donation, or otherwise dispose of any of the Shares (or any securities convertible into or exercisable or exchangeable for Shares) or any interest therein, whether by actual disposition, physical settlement or effective economic disposition through hedging transactions, derivative instruments or other means, (ii) enter into any agreement, arrangement or understanding with any Person, or take any other action, that violates or conflicts with or could reasonably be expected to violate or conflict with Shareholder’s representations, warranties, covenants and obligations under this Agreement, or (iii) take any other action that could reasonably be expected to impair or otherwise adversely affect, in any material respect, Shareholder’s power, authority and ability to comply with and perform his, her or its covenants and obligations under this Agreement; provided, however, that once the Shares have been voted at the Valley Meeting as provided for in Section 1(b)(x) hereof, and provided that at least a majority of all of the issued and outstanding shares of Valley Common Stock have been irrevocably voted in favor of the Merger, the Merger Agreement and the transactions contemplated thereby at the Valley Meeting as provided for in Section 1(b)(x) hereof, then the prohibitions provided for in this Section 2 shall no longer apply to Shareholder.

(b)    Transfer of Voting Rights. Except as contemplated pursuant to Section 1(b), Shareholder hereby agrees that Shareholder shall not deposit any Shares in a voting trust, grant any proxy or enter into any voting agreement or similar agreement or arrangement with respect to any of the Shares.
3. Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with TriCo as follows:
(a)    Capacity. Shareholder has all requisite capacity and authority to enter into and perform their obligations under this Agreement.
(b)    Binding Agreement. This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and legally binding obligation of Shareholder, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(c)    Non-Contravention. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of their obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any statute, rule or regulation to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, trust or other entity, any charter, bylaw or other organizational document of Shareholder.
(d)    Ownership. Shareholder’s Shares are, and, except as otherwise provided for in Section 2(a) hereof, through the term of this Agreement will be, owned beneficially and of record solely by Shareholder, except as otherwise disclosed on Schedule I hereto. Shareholder has title to the Shares, free and clear of any lien, pledge, mortgage, security interest or other encumbrance, except as otherwise disclosed on Schedule I hereto. As of the date hereof, the Shares identified on Schedule I hereto constitute all of the shares of Valley Common Stock owned beneficially or of record by Shareholder. Shareholder has and, except as otherwise provided for in Section 2(a) above, will have at all times during the term of this Agreement (i) sole voting power and sole power to issue instructions with respect to the matters set forth in Section 1 hereof, (ii) sole power of disposition and (iii) sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares owned by Shareholder on the date of this Agreement and all of the Shares hereafter acquired by Shareholder and owned beneficially or of record by him or her during the term of this Agreement. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Exchange Act, provided that a Person shall be deemed to beneficially own any securities which may be acquired by such Person pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time within 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).
(e) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of their obligations under this Agreement will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.
4. Acquisition Proposals; No Solicitation. Shareholder hereby agrees that during the term of this Agreement he or she shall not, and shall not permit any investment banker, financial advisor, attorney, accountant or other representative retained by him or her, directly or indirectly, (a) take any of the actions specified in clauses (i)-(vi) of Section 6.07(a) of the Merger Agreement, (b) agree to release, or release, any Person from any obligation under any existing standstill agreement or arrangement relating to Valley, or (c) participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Valley Common Stock in connection with any vote or other action on any matter of a type described in Section 1(b), other than to recommend that shareholders of Valley vote in favor of the adoption and approval of the Merger Agreement and the Merger and as otherwise expressly permitted by this Agreement. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than TriCo with respect to any possible Acquisition Proposal and will take all necessary steps to inform any investment banker, financial advisor, attorney, accountant or other representative retained by him, her or it of the obligations undertaken by Shareholder pursuant to this Section 4. Nothing contained in this Section 4 shall prevent a Shareholder who is an officer or a member of the Valley Board from discharging their fiduciary duties solely in their capacity as such an officer or director.

5. Notice of Acquisitions; Proposals Regarding Prohibited Transactions. Shareholder hereby agrees to notify TriCo promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of Valley Common Stock or other securities of Valley of which Shareholder acquires beneficial or record ownership on or after the date hereof. Shareholder will comply with the provisions of Section 6.07(b) of the Merger Agreement as if he, she or it were Valley.
6. Non-Solicitation; Non-Competition; Confidential Information
(a) In connection with the disposition of all of Shareholder’s ownership interest in Valley, Shareholder agrees that for a period of two (2) years following the Closing Date, Shareholder will not directly or indirectly:
(i) solicit (other than general solicitations through newspapers or other media of general circulation, or the engagement of professional search firms, not targeted at such employees) any employees of Valley or its wholly-owned Subsidiaries (“Valley Employees”) as of the Closing Date; provided, however, that the foregoing shall not apply to any Valley Employee (Y) who does not become an employee of TriCo or any of its Subsidiaries on the Closing Date; or (Z) whose employment terminated more than three months prior to the time that such Valley Employee is first solicited for employment following the Closing Date; or
(ii) knowingly (A) induce, persuade, encourage or influence or attempt to induce, persuade, encourage or influence any Person having a business relationship with Valley or its wholly-owned Subsidiaries prior to the Closing Date, to discontinue, reduce or restrict such relationship on or after the Closing Date or (B) solicit or target the deposits, loans or other products and services from or to Persons who were depositors, borrowers or customers of Valley or its wholly-owned Subsidiaries as of the Closing Date, whether by personal contact, by telephone, by facsimile, by mail or other form of solicitation or communication, or in any other way except for general solicitations that are directed to the general public and not directed specifically to Persons who were depositors, borrowers or customers of Valley or its wholly-owned Subsidiaries as of the Closing Date. Notwithstanding the foregoing and for purposes of clarity, nothing herein shall prohibit Shareholder from exercising Shareholder’s discretion relating to Shareholder’s personal and business banking relationships; or
(iii) own, manage, operate, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with, any business or enterprise engaged in any business that is competitive with or similar to Valley’s Business within any of the California counties of Fresno, Kern, Madera, Merced or Tulare. Notwithstanding the above, Shareholder shall not be deemed to be engaged directly or indirectly in any business in contravention of the immediately preceding sentence, if Shareholder participates in any such business solely (i) as an officer or director of TriCo or Tri Counties or (ii) as a passive investor in up to 5% of the equity securities or 10% of the debt securities of a company or partnership. For purposes of this Agreement, “Valley’s Business” means and includes (i) the origination, purchasing, selling and servicing of commercial, real estate, residential, construction, agricultural and consumer loans and/or (ii) the solicitation and provision of deposits, as conducted by Valley and its wholly-owned Subsidiaries, in either event as conducted by Valley or its wholly-owned subsidiaries as of the Closing Date.
(b) Without limiting the generality of the foregoing, until the fifth (5th) anniversary of the Closing Date, other than for the benefit of TriCo, Valley or their respective Subsidiaries, or as otherwise approved by TriCo, Shareholder (i) shall make no use of the Confidential Information, or any other part thereof, (ii) shall not disclose the Confidential Information, or any part thereof, to any other Person, and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of TriCo, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Confidential Information, now possessed or hereafter acquired by Shareholder, to TriCo. For purposes of this Agreement, “Confidential Information” means all secrets and other confidential information, trade secrets, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, customers, lists of customers and prospective customers, plans, concepts, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business as conducted by Valley or its Subsidiaries of which Shareholder has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of Valley or its Subsidiaries or as a result of the transactions contemplated by the Merger Agreement, provided however, notwithstanding any other provisions of this Agreement to the contrary, “Confidential Information” shall not include any (i) information which is or has become available from a third party who learned the information independently and is not or was not bound by a duty or agreement of confidentiality with respect to such information; or (ii) information readily ascertainable from public, trade or other nonconfidential sources (other than as a result, directly or indirectly, of a disclosure or other dissemination in contravention of a confidentiality agreement).
(c) Shareholder acknowledges and agrees that the business conducted by Valley and its wholly-owned Subsidiaries is highly competitive and that the covenants made by Shareholder in this Section 6 are made in connection with the disposition of

Shareholder’s entire ownership interest in Valley, and are further made as a necessary inducement for TriCo to enter into the Merger Agreement and to consummate the transactions contemplated thereby. It is the desire and intent of the parties to this Agreement that the provisions of this Section 6 shall be enforced to the fullest extent permissible under the laws and public policies of each jurisdiction in which enforcement is sought. It is expressly understood and agreed that although Shareholder and TriCo each consider the restrictions contained in this Section 6 to be reasonable, if a final determination is made by a court of competent jurisdiction or an arbitrator that the time or territory or any other restriction contained in this Section 6 is unenforceable against any party, the provisions of this Section 6 shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. If a court determines that the restriction cannot be so amended, the offending provision will be stricken and all remaining provisions shall remain in full force and effect.
(d) Shareholder acknowledges and agrees that the provisions of this Agreement are necessary to protect TriCo’s legitimate business interests and to protect the value, including goodwill, of TriCo’s acquisition of Valley. Shareholder warrants that these provisions will not unreasonably interfere with their ability to earn a living or to pursue their occupation and Shareholder has the means to support himself or herself and their dependents and the provisions of this Section 6 will not impair such ability in any manner whatsoever.
(e) Shareholder will not disparage TriCo, its Subsidiaries or any of its Affiliates, or the business conducted by TriCo, its Subsidiaries or any of their Affiliates, or any shareholder, member, director, manager, officer, employee or agent of TriCo, its Subsidiaries or any of their Affiliates.
7. Specific Performance and Remedies. Shareholder acknowledges that it will be impossible to measure in money the damage to TriCo if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, TriCo will not have an adequate remedy at law. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy, in addition to remedies at law or in damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that TriCo may have an adequate remedy at law. Shareholder agrees that he or she will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with TriCo’s seeking or obtaining such equitable relief.
8. Term of Agreement; Termination.
(a) The term of this Agreement shall commence on the date hereof.
(b) This Agreement shall terminate upon the date, if any, of the termination of the Merger Agreement in accordance with its terms. Upon any such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination. Notwithstanding the foregoing, in the event this Agreement is terminated prior to the Effective Time of the Merger, the provisions of Sections 6(b), 7, 8 and 10 through 13 shall survive for five (5) years. Notwithstanding the foregoing, after termination of this Agreement the provisions of Section 6(b) that survive shall only apply to the Confidential Information of TriCo.
(c) [If either TriCo or Tri Counties Bank terminates Shareholder without Cause prior to the second anniversary of the Closing Date, Shareholder shall no longer be subject to the restrictions in Subsection 6(a)(iii). For purposes of the immediately preceding sentence, “Cause” has the meaning set forth in Shareholder’s Employment Agreement with Tri Counties Bank that is dated as of the date of this Agreement.]
9. Stop Transfer Order. In furtherance of this Agreement, Shareholder hereby authorizes and instructs Valley to enter a stop transfer order with respect to all of Shareholder’s Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 9, except as otherwise provided for in Section 2(a) hereof. Valley agrees that it shall comply with such stop transfer instructions.
10. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

11. Notices. All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next Business Day when sent by a reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
If to TriCo to:
TriCo Bancshares
63 Constitution Drive
Chico, CA 95973
Attention: Richard P. Smith, President and Chief Executive Officer
email:    ricksmith@tcbk.com
With a copy to:

Sheppard Mullin Richter & Hampton LLP
Four Embarcadero Center, 17th Floor
San Francisco, CA 94111-4109
Attention: David J. Gershon
email:     dgershon@sheppardmullin.com

If to Valley to:
Valley Republic Bancorp
5000 California Avenue, Suite 110
Bakersfield, CA 93309
Attention: Geraud Smith, President and Chief Executive Officer
Email: G.Smith@valleyrepublic.bank
With a copy to:
Duane Morris LLP
865 South Figueroa Street, Suite 3100
Los Angeles, CA 90017-5450
Attention: S. Alan Rosen
email: arosen@duanemorris.com
If to Shareholder, to the address indicated on Shareholder’s signature page to this Agreement, with a copy to:
Duane Morris LLP
865 South Figueroa Street, Suite 3100
Los Angeles, CA 90017-5450
Attention: S. Alan Rosen
email: arosen@duanemorris.com
12. Miscellaneous.
(a) Severability. If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.
(b) Capacity. The covenants contained in Sections 1 – 4 herein shall apply to Shareholder solely in their capacity as a shareholder of Valley, and no covenant contained in any such Sections shall apply to Shareholder in their capacity as a director, officer or employee of Valley or, if applicable, of TriCo, or in any other capacity. Nothing contained in this Agreement shall be deemed to apply to, or limit in any manner, the obligations of the Shareholder to comply with their fiduciary duties as a director, officer or employee of Valley.
(c) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
(d) Headings. All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.
(e) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without giving effect to the principles of conflicts of law.
(f) Successors and Assigns; Third Party Beneficiaries. Neither this Agreement nor any of the rights or obligations of any party under this Agreement shall be assigned, in whole or in part, by any party without the prior written consent of the other parties hereto. Subject to the foregoing, this Agreement shall bind and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Tri Counties Bank, as a Subsidiary of TriCo, is an intended third-party beneficiary of this Agreement. Otherwise, nothing in this Agreement, express or implied, is intended to confer on any Person other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.
(g) Regulatory Compliance. Each of the provisions of this Agreement is subject to compliance with all applicable regulatory requirements and conditions.
13. Attorney’s Fees. The prevailing party or parties in any litigation, arbitration, mediation, bankruptcy, insolvency or other proceeding (“Proceeding”) relating to the enforcement or interpretation of this Agreement may recover from the unsuccessful party or parties all reasonable fees and disbursements of counsel (including expert witness and other consultants’ fees and costs) relating to or arising out of (a) the Proceeding (whether or not the Proceeding proceeds to judgment), and (b) any post-judgment or post-award proceeding including, without limitation, one to enforce or collect any judgment or award resulting from the Proceeding. All such judgments and awards shall contain a specific provision for the recovery of all such subsequently incurred costs, expenses, and fees and disbursements of counsel.
[Signature page follows]

IN WITNESS WHEREOF , the parties hereto have executed and delivered this Agreement as of the date first written above.
TRICO BANCSHARES
By:
Name:    Richard P. Smith
Title:    President and Chief Executive Officer
VALLEY REPUBLIC BANCORP
By:___    __________________
    Name:    Geraud Smith
    Title:    President and Chief Executive Officer

SHAREHOLDER
By:
Name:

Shareholder’s address for notice:

_______________________

_______________________
email: ____________

SCHEDULE I
SHAREHOLDER AGREEMENT

Name of Shareholder	Shares of Valley Common Stock Beneficially Owned

EXHIBIT B
FORM OF
AGREEMENT OF MERGER

    THIS AGREEMENT OF MERGER, dated as of [], 2021 (this “Agreement”), is made and entered into by and between, TriCo Bancshares, a California corporation with a California Entity Number C1092709 (“TriCo”), and Valley Republic Bancorp, a California corporation with a California Entity Number C3878086 (“Valley”).

    WHEREAS, the Boards of Directors of TriCo and Valley have approved, and deem it advisable and in the best interests of TriCo, Valley and their respective shareholders, that TriCo and Valley consummate the business transaction provided for in this Agreement in which Valley would merge with and into TriCo (the “Merger”) as contemplated in that certain Agreement and Plan of Reorganization and Merger dated as of July [], 2021 by and between TriCo and Valley (the “Plan of Merger”), providing, among other things, for the execution and filing of this Agreement and the consummation of the Merger.

    NOW, THEREFORE, in consideration of the promises and mutual agreements contained in this Agreement, the parties to this Agreement hereby agree that Valley shall be merged with and into TriCo in accordance with the provisions of the laws of the State of California upon the terms and subject to the conditions set forth as follows:

Section 1. The Merger.

    (a) Effective Time. The Merger shall become effective on the date and at the time that this Agreement of Merger is filed with the California Secretary of State (the “Effective Time”).

    (b) Effect of the Merger. At the Effective Time, Valley shall be merged with and into TriCo and the separate corporate existence of Valley shall cease. TriCo shall be the surviving corporation (the “Surviving Corporation”) in the Merger. The Surviving Corporation shall thereupon succeed, without other transfer, to all rights and properties of, and shall be subject to all the debts and liabilities of, Valley and the separate existence of Surviving Corporation as a California corporation, with all its purposes, objects, rights, powers, privileges and franchises, shall continue unaffected and unimpaired by the Merger.

    (c) Name of Surviving Corporation. The name of the Surviving Corporation shall be “TriCo Bancshares.”

    (d) Articles of Incorporation and Bylaws. From and after the Effective Time and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of TriCo as in effect immediately prior to the Effective Time shall be and continue to be the Articles of Incorporation and Bylaws of the Surviving Corporation.

    (e) Board of Directors and Officers. The directors and officers of TriCo at the Effective Time will be the directors and officers of the Surviving Corporation until they are removed or their successors are elected and qualified.

    (f) Further Actions. Valley shall execute and deliver any documents and instruments and shall take all actions, as requested by the Surviving Corporation, necessary or desirable to evidence or carry out the Merger.

Section 2. Treatment of Shares.

(a) Shares of Valley.

(i) At the Effective Time, by virtue of the Merger, and without any action on the part of the holders of Valley common stock, each share of Valley common stock issued and outstanding immediately prior to the Effective Time (other than shares that are “dissenting shares” within the meaning of Chapter 13 of the California General Corporation Law) shall converted into the right to receive [●] shares of TriCo common stock, together with any cash in lieu of fractional shares.

(ii) Any shares of Valley common stock owned by Valley as treasury stock or owned, directly or indirectly, by Valley, TriCo or any of TriCo’s subsidiaries (other than those held in a fiduciary capacity or as a result of debts previously contracted) shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

(iii) Shares of Valley common stock that are “dissenting shares” within the meaning of Chapter 13 of the California General Corporation Law will not be converted as described in Section 2(a)(i), but from and after the Effective Time will represent only the right to receive such value as may be determined under Chapter 13 of the California General Corporation Law.

(iv) At the Effective Time, the stock transfer books of Valley will be closed and no transfer of Valley common stock theretofore outstanding will thereafter be made.

(b) Shares of TriCo. All shares of TriCo common stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and unaffected by the Merger.

Section 3. Termination and Amendment.

(a) Termination. This Agreement shall terminate prior to the Effective Time in the event that the Plan of Merger shall be terminated as provided therein.

(b) Amendment. This Agreement may be amended by TriCo and Valley at any time prior to the Effective Time without the approval of the shareholders of TriCo or Valley with respect to any of its terms except any change in its principal terms, the terms relating to the form or amount of consideration to be delivered to Valley shareholders in the Merger or as may otherwise be required by the Plan of Merger or by law. This Agreement may not be amended, except by an instrument in writing signed on behalf of each of the parties hereto.

Section 4. Rules of Construction. Descriptive headings as to the contents of particular sections are for convenience only and do not control or affect the meaning, construction or interpretation of this Agreement. Each use herein of the plural includes the singular and vice versa, in each case as the context requires or as it is otherwise appropriate. The word “or” is used in the inclusive sense. Any and all documents or instruments referred to herein are incorporated herein by reference hereto as though fully set forth herein verbatim. If there is any conflict between the terms of this Agreement and the terms of the Plan of Merger, the terms of the Plan of Merger are to control.

Section 5. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall be deemed but one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement of Merger as of the date first written above.
TRICO BANCSHARES
By:
Name:    Richard P. Smith
Title:    President and Chief Executive Officer
By:
Name:
Title:

VALLEY REPUBLIC BANCORP
By:    _____________________
Name:    Geraud Smith
Title:    President and Chief Executive Officer
By:
Name:
Title:

EXHIBIT C
FORM OF
BANK MERGER AGREEMENT
BANK MERGER AGREEMENT, dated as of [], 2021 (“Bank Merger Agreement”), by and between Valley Republic Bank, a California corporation with a California Entity Number C3160571 (“Valley Bank”) and Tri Counties Bank, a California corporation with a California Entity Number C0716955 (“Tri Counties Bank”).
WHEREAS, Valley Bank is a California-chartered bank and a wholly-owned subsidiary of Valley Republic Bancorp, a California corporation (“Valley”), which has its principal place of business in Bakersfield, California; and
WHEREAS, Tri Counties Bank is a California-chartered bank and a wholly-owned subsidiary of TriCo Bancshares (“TriCo”), which has its principal place of business in Chico, California; and
WHEREAS, TriCo and Valley have entered into an Agreement and Plan of Merger and Reorganization, dated as of July [●], 2021 (the “Plan of Merger”), pursuant to which Valley will merge with and into TriCo, with TriCo as the surviving corporation (the “Parent Merger”); and
WHEREAS, the Boards of Directors of Valley Bank and Tri Counties Bank have approved and deemed it advisable to consummate the merger provided for herein in which Valley Bank would merge with and into Tri Counties Bank on the terms and conditions herein provided immediately following the effective time of the Parent Merger.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:
1. The Merger. Subject to the terms and conditions of this Bank Merger Agreement, at the Effective Time, Valley Bank shall merge with and into Tri Counties Bank (the “Merger”) under the laws of the State of California. Tri Counties Bank shall be the surviving corporation in the Merger (the “Surviving Bank”) and the separate existence of Valley Bank shall cease.
2. Articles of Incorporation and Bylaws. The Articles of Incorporation and the Bylaws of Tri Counties Bank in effect immediately prior to the Effective Time (as defined below) shall be the governing documents of the Surviving Bank, until altered, amended or repealed in accordance with their terms and applicable law.
3. Name; Offices. The name of the Surviving Bank shall be “Tri Counties Bank.” The main office of the Surviving Bank shall be the main office of Tri Counties Bank immediately prior to the Effective Time. All branch offices of Valley Bank and Tri Counties Bank which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Bank upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by Valley Bank and Tri Counties Bank and applicable regulatory authorities after the date hereof.
4. Directors and Executive Officers. The directors and executive officers of the Surviving Bank immediately after the Merger shall be the directors and executive officers of Tri Counties Bank immediately prior to the Merger, except for the addition of one former Valley Bank director.
5. Effectiveness of Merger. The Merger shall become effective on the date and at the time that this Bank Merger Agreement, as certified by the California Secretary of State, is filed with the California Department of Financial Protection and Innovation, or as set forth in such filing (the “Effective Time”).
6. Effects of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time:
(a) all rights, franchises and interests of Valley Bank in and to every type of property (real, personal and mixed), tangible and intangible, and choses in action shall be transferred to and vested in the Surviving Bank by virtue of the Merger without any deed or other transfer, and the Surviving Bank, without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations, and all other rights and interests as trustee, executor, administrator, registrar of stocks and bonds, guardian of estates, assignee, receiver and committee, and in every other fiduciary capacity, in the same manner and to the same extent as such rights, franchises and interest were held or enjoyed by Valley Bank immediately prior to the Effective Time; and
(b) the Surviving Bank shall be liable for all liabilities of Valley Bank, fixed or contingent, including all deposits, accounts, debts, obligations and contracts thereof, matured or unmatured, whether accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of account or records thereof, and all rights of creditors or obligees and all liens on property of Valley Bank shall be preserved unimpaired; after the Effective Time, the Surviving Bank will continue to issue savings accounts on the same basis as immediately prior to the Effective Time.
7. Effect on Shares of Stock.
(a) Valley Bank. As of the Effective Time, each share of Valley Bank common stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled without consideration. Any shares of Valley Bank common stock held in the treasury of Valley Bank prior to the Effective Time shall be retired and cancelled.
(b) Tri Counties Bank. Each share of Tri Counties Bank common stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding.
8. Counterparts. This Bank Merger Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.
9. Governing Law. This Bank Merger Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.
10. Amendment. Subject to applicable law, this Bank Merger Agreement may be amended, modified or supplemented only by written agreement of Tri Counties Bank and Valley Bank at any time prior to the Effective Time.
11. Waiver. Any of the terms or conditions of this Bank Merger Agreement may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.
12. Assignment. This Bank Merger Agreement may not be assigned by any party hereto without the prior written consent of the other party.
13. Termination. This Bank Merger Agreement shall terminate upon the termination of the Plan of Merger prior to the Effective Time in accordance with its terms. The Bank Merger Agreement may also be terminated at any time prior to the Effective Time by an instrument executed by Valley Bank and Tri Counties Bank.
14. Condition Precedent. The Merger and the obligations of the parties under this Bank Merger Agreement shall be subject to the consummation of the Parent Merger pursuant to the Plan of Merger on or before the Effective Time.
15. Entire Agreement. Except as otherwise set forth in this Bank Merger Agreement and the Plan of Merger, the Plan of Merger and this Bank Merger Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. To the extent of a conflict between the terms of the Agreement and the terms of this Bank Merger Agreement, the terms of the Plan of Merger shall control.
[Signature page follows]

IN WITNESS WHEREOF, each of Tri Counties Bank and Valley Bank has caused this Bank Merger Agreement to be executed on its behalf by its duly authorized officers.
TRI COUNTIES BANK
By:
Name:    Richard P. Smith
Title:    President and Chief Executive Officer

By:
Name:
Title:
VALLEY REPUBLIC BANK

By:    _____________________
Name:    Geraud Smith
Title:    President and Chief Executive Officer
By:
Name:
Title:

FOR IMMEDIATE RELEASE	MEDIA INQUIRIES:
July 27, 2021	Richard Smith, Tri Counties Bancshares, 530-879-4299
Geraud Smith, Valley Republic Bancorp, 661-371-2000

TRICO BANCSHARES TO EXPAND IN THE SAN JOAQUIN VALLEY IN STRATEGIC MERGER WITH VALLEY REPUBLIC BANCORP

CHICO, CA and BAKERSFIELD, CA. TriCo Bancshares (NASDAQ: TCBK, “TriCo”), the parent company for Tri Counties Bank, and Valley Republic Bancorp (OTCQX: VLLX, “Valley”), the parent company for Valley Republic Bank, today announced they have entered into a definitive agreement under which Valley will merge with and into TriCo in a stock transaction valued at approximately $165.6 million, or $38.15 per share, based on TriCo’s stock price of $40.16 on July 26, 2021.

The strategic combination will bring together two service-focused community banks that share a deep commitment to the customers and communities they serve. When completed, the transaction will make Tri Counties Bank the largest community bank in Bakersfield and Kern County by deposits, and the combined company will have more than $9 billion in assets, $8 billion in deposits, and nearly $6 billion in loans, serving business and consumer customers with locations throughout California.

Rick Smith, TriCo’s Chairman, President and Chief Executive Officer commented, “We have great respect for the Valley franchise, its history of successful growth, and its long-term commitment to its customers and local community. Geraud and the Valley team have achieved unparalleled growth in the Bakersfield market, and we look forward to joining together to grow Tri Counties Bank into the leading community bank throughout the San Joaquin Valley. We have a proven track record of successful acquisitions, having most recently completed the integration of FNB Bancorp in 2018. We’re excited to welcome Valley employees and customers and we are prepared to work together for a smooth transition process.”

Geraud Smith, Valley’s President and Chief Executive Officer, added, “We are delighted to join a bank that shares our cultural values, commitment to its customers, and has a local community banking focus. Valley has built a leading franchise in its communities, and this partnership will provide our clients with the full breadth of Tri Counties Bank’s comprehensive set of products and services. I look forward to my continuing leadership role in the combined organization and this next chapter for Valley as part of the TriCo franchise.”

Key elements of the proposed combination include:
•By joining forces with Valley Republic Bank, Tri Counties Bank will become the premier community bank in Bakersfield and the San Joaquin Valley.
•Tri Counties Bank, through its unique brand of Service With Solutions®, will maintain and extend Valley Republic Bank’s legacy of outstanding service to its customers and community. Tri Counties Bank was recently named one of America’s Best-In-State Banks by Forbes Magazine.
•Both banks share a strong commitment to support the communities in which they operate.
•Tri Counties Bank’s larger size and product set will provide current Valley Republic Bank customers with a wider array of financial solutions.

Under the terms of the agreement, Valley shareholders will receive 0.95 of a share of TriCo’s common stock in exchange for each share of Valley’s common stock, subject to certain potential adjustments. The aggregate merger consideration of $165.6 million includes $164.7 million in TriCo stock to be issued to Valley shareholders and $0.9 million to be paid in cash to Valley option holders. The value of the merger consideration will fluctuate until closing based on the value of TriCo’s stock. The merger is expected to qualify as a tax-free reorganization.

The agreement was unanimously approved by the Board of Directors of each company and provides for one director of Valley to join TriCo’s Board of Directors. Upon the close of the transaction, Valley’s shareholders will own approximately 12% of the combined company. The transaction is expected to close in the fourth quarter of 2021, contingent upon approval from Valley’s shareholders, along with other customary regulatory approvals.

The transaction is expected to be 5.5% accretive to TriCo’s earnings per share in 2022, with 1.6% dilution to tangible book value per share, and a tangible book value earnback of 2.0 years. The earnings per share accretion estimates are based on anticipated cost savings of approximately 17% of Valley’s non-interest expense and does not include any benefits from potential revenue synergies which may result, although opportunities have been identified.

TriCo was advised in this transaction by Keefe, Bruyette & Woods, A Stifel Company as financial advisor and Sheppard, Mullin, Richter & Hampton LLP as legal counsel. Valley was advised by Stephens Inc. as financial advisor and Duane Morris LLP as legal counsel.

Investor Presentation
An investor presentation has also been created for this announcement and can be accessed at TriCo’s and Valley’s respective websites:
•TriCo: https://www.tcbk.com/investor-relations
•Valley: https://www.valleyrepublic.bank/investor-relations

About TriCo Bancshares

Established in 1975, Tri Counties Bank is a wholly-owned subsidiary of TriCo Bancshares (NASDAQ: TCBK) headquartered in Chico, California, with assets of over $8 billion and over forty five-years of financial success and stability. Tri Counties Bank provides a unique brand of Service With Solutions® for communities throughout California with a breadth of personal, small business and commercial banking services and easy access to it with all an extensive branch network, more than 32,000 surcharge-free ATMs nationwide, and advanced online and mobile banking.

About Valley Republic Bancorp

Valley Republic Bancorp is a bank holding company formed in 2016. Valley Republic Bank is a wholly-owned subsidiary of Valley Republic Bancorp, headquartered in Bakersfield, California. Valley Republic Bank is in its twelfth year of operation, having been established in 2009. Valley Republic Bank is a full-service, community bank with three full-service banking offices in Bakersfield, one full-service banking office in Delano, and a loan production office in Fresno. Valley Republic Bank emphasizes professional, high quality banking services provided to a wide range of businesses and professionals. Valley also provides a full complement of banking services that are available to individuals and non-profit organizations.

Forward-Looking Statements

Certain statements contained in this investor presentation may be considered forward-looking statements regarding TriCo Bancshares (“TCBK” or “TriCo”), including its wholly-owned subsidiary Tri Counties Bank, Valley Republic Bancorp (“VLLX” or “Valley”), including its wholly-owned subsidiary Valley Republic Bank, and TriCo’s proposed acquisition of Valley. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that TriCo or Valley anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against TriCo or Valley; that prior to the completion of the acquisition or thereafter, TriCo’s and Valley’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, Valley shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm TriCo and Valley's business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in TriCo’s filings with the Securities and Exchange Commission (the “SEC”), including in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021, and its other filings with the SEC. For any forward-looking statements made in this communication or in any documents, TriCo and Valley claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except to the extent required by applicable law or regulation, each of TriCo and Valley disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.

Additional Information

In connection with the proposed transaction, TriCo will file with the SEC a registration statement on Form S-4 that will include a Proxy Statement of Valley and a Prospectus of TriCo, as well as other relevant documents concerning the proposed transaction. Shareholders of Valley are urged to read the registration statement and the Proxy Statement/Prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.

A definitive Proxy Statement/Prospectus will be sent to the shareholders of Valley seeking any required shareholder approvals. Investors and security holders will be able to obtain the documents, and any other documents TriCo has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. Investors will also be able to obtain these documents, free of charge, from Valley by accessing its website at www.valleyrepublic.bank under the tab “Investor Relations” or from TriCo at www.tcbk.com under the tab “About” and then under the heading “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to TriCo Bancshares, Attention: Corporate Secretary, 63 Constitution Drive, Chico, California 95973 or to Valley Republic Bancorp, Attention: Corporate Secretary, 5000 California Avenue, Suite 110, Bakersfield, CA 93309.

Participants in the Solicitation

TriCo and Valley and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Valley in connection with the proposed merger. Information about the directors and executive officers of TriCo is set forth in the proxy statement for TriCo’s 2021 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 16, 2021 and as amended by supplements to the proxy statement filed with the SEC on April 16, 2021. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement / Prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contact Information

TriCo Bancshares:
Rick Smith, President & Chief Executive Officer     (530) 879-4299
Peter Wiese, Executive Vice President & Chief Financial Officer     (530) 879-4299
John Fleshood, Executive Vice President & Chief Operating Officer     (530) 879-4299

Valley Republic Bancorp:
Gene Voiland, Chairman of the Board                        (661) 333-6418
Geraud Smith, President & Chief Executive Officer         (661) 371-2000

Exhibit 99.2

Bakersfield, CA

TriCo Bancshares to Expand With Merger of Valley Republic Bancorp

Investor Presentation

July 27, 2021

trico bancshares

VALLEY REPUBLIC BANCORP

Strategic Rationale

Strategic Expansion	▪ Strategic expansion of TriCo's existing Central Valley franchise: – Positions TriCo as the leading community bank across Northern California and the San Joaquin Valley – Pro forma company ranks 4th in the Bakersfield MSA by total deposit market share and 1st among community banks – Increases TriCo's total loans in Bakersfield from $665M to $1.5B
Focus on Revenue and Growth	▪ Enhances both franchises in terms of growth, talent and market position: – Central focus on revenue and growth initiatives with low reliance on cost savings – Leading Bakersfield presence and regional expertise provides an additional engine to leverage TriCo's low-cost funding and liquidity to drive loan growth – Expansion in Central Valley builds upon TriCo's recent Northern California acquisitions, extending its broader California footprint
Loan and Deposit Diversification	▪ Diversifies pro forma loan and deposit composition: – Complementary commercial lending verticals; increases C&I capacity and reduces pro forma CRE exposure – Strong core deposit funding with 96% core deposits and 40% noninterest-bearing demand deposits
Cultural Fit	▪ Compelling cultural fit as both leadership teams are committed to maximizing shareholder return, providing exceptional client service, and creating strong relationships with their local communities: – Retention of local leadership with a proven track record of driving growth in the Bakersfield market – TriCo is a disciplined acquirer with an experienced management team and proven ability to execute and integrate
Financially Compelling	▪ Aggregate Merger Consideration[1]: $165.6M ▪ Purchase Price Per Share: $38.15 ▪ Price / TBV: 1.57x ▪ Price / LTM Earnings Per Share: 10.9x ▪ Price / 2021e Earnings Per Share: 11.1x ▪ 2022e Earnings Per Share Accretion[2]: 5.5% ▪ 2023e Earnings Per Share Accretion[2]: 5.9% ▪ TBV Dilution | Earnback: (1.6%) | 2.0 years ▪ Internal Rate of Return: >15% ▪ Robust Pro Forma Capital Ratios

trico bancshares

Investor Presentation | Page 3

1. Based on TriCo's stock price of $40.16 as of 7/26/2021 and 4,239,779 Valley shares outstanding, 79,750 options outstanding with a weighted average strike price of $26.53, and 77,337 RSUs.
2. Based on conservative cost savings assumptions of 17.0% of Valley's noninterest expense.

Valley Republic Bancorp (VLLX) Overview

Branch Locations

Madera
Clovis
Fresno
Kerman
Sanger
Reedley
Selma
Kingsburg
Dinuba
Kings Canyon National Park
Sequoia National Forest
Sequoia National Park
Woodlake Junction
Three Rivers
Hanford
Lemoore
Visalia
Exeter
Huron
Stratford
Tulare
Lindsay
Strathmore
Giant Sequoia National Monument
Corcoran
Tipton
Porterville
Avenal
Terra Bella
Earlimart
McFarland
Wofford Heights
Wasco
Lake Isabella
Shafter
Panama
Lamont
Arvin
Branch Locations (4)
Loan Production Office (1)

Company Overview

VALLEY REPUBLIC BANCORP

- Valley Republic Bancorp (VLLX) is the bank holding company for Valley Republic Bank, which provides banking services to individuals, small businesses, and middle-market companies
- VLLX operates out of 4 full service branches in Bakersfield and Delano, as well as a loan production office in Fresno
- Branch-lite, efficient operating model
- Headquarters: Bakersfield, CA
- Year Founded: 2009

GAAP Financial Highlights

	FY 2019	FY 2020	Q1 2021	Q2 2021
BALANCE SHEET				
Total Assets ($M)	939	1,236	1,350	1,366
Gross Loans ($M)	625	849	988	904
PPP Loans ($M)	-	178	247	171
Total Deposits ($M)	829	1,084	1,198	1,212
Gross Loans / Deposits (%)	75.4	78.4	82.5	74.6
Loan Loss Reserves / Gross Loans (%)	1.34	1.25	1.11	1.23
TCE / TA (%)	8.26	7.70	7.14	7.55
INCOME STATEMENT				
Net Income ($M)	9.7	12.5	3.7	4.6
ROAA (%)	1.13	1.12	1.15	1.34
ROATCE (%)	13.3	14.5	15.5	18.5
Efficiency Ratio (%)	56.8	47.9	44.2	40.8
Yield on Loans[1] (%)	5.00	4.23	4.03	4.39
Cost of Deposits (%)	0.84	0.26	0.14	0.15

trico bancshares

Investor Presentation | Page 4

Source: S&P Global, and company earnings releases.
1. Includes interest and fees on PPP loans.

Pro Forma Company Overview

Creating California's Premier Community Bank

Pro Forma Financial Highlights [1]

$9.6 bn Total Assets	**$5.8 bn** Gross Loans	**$8.2 bn** Total Deposits
8.8% TCE / TA	**12.5%** CET1 Ratio	**15.3%** TRBC Ratio

Top 5 MSAs by Pro Forma Deposits [2]

	Market	Deposits	Market Share
1	Chico, CA	$1.3bn	22.1%
2	**Bakersfield, CA**	**$1.1bn**	**10.8%**
3	San Francisco-Oakland-Berkeley, CA	$1.1bn	0.2%
4	Redding, CA	$1.0bn	26.3%
5	Sacramento-Roseville-Folsom, CA	$0.5bn	0.8%

Expansive Northern and Central California Footprint

NEVADA
CALIFORNIA
San Francisco
San Jose
Stockton
Fairfield
McFarland
Shafter
Lamont
Arvin
TCBK Branches (70)
TCBK LPOs* (7)
VLLX Branches (4)
VLLX LPOs (1)

trico bancshares

Investor Presentation | Page 5

Source: S&P Global, FactSet and FDIC Summary of Deposits.
*TriCo's Irvine, Pasadena, and San Diego LPOs not shown.
1. Pro forma financial metrics as of 6/30/2021 assume purchase accounting adjustments and other assumptions as highlighted on pages 8 and 9.
2. Deposit market share data as of 6/30/2020.

Transaction Summary

Fixed Exchange Ratio	▪ 0.95 TCBK shares issued for each VLLX common share outstanding
Consideration Mix	▪ 100% stock for common shares outstanding and restricted stock units ▪ In-the-money VLLX options will receive cash consideration
Pro Forma Ownership	▪ 88% TCBK | 12% VLLX
Leadership Retention	▪ Geraud Smith (age: 46) will continue leading the combined Fresno and Bakersfield business under TCBK
Due Diligence	▪ Completed, including extensive review of over 85% of the loan portfolio and on-site management meetings
Required Approvals	▪ VLLX's shareholder approval and customary regulatory approvals
Expected Closing	▪ Q4 2021

trico bancshares

Investor Presentation | Page 8

Transaction Assumptions

Earnings Estimates	▪ TCBK's earnings estimates per street consensus ▪ VLLX's earnings estimates per internal projections
Cost Savings / Other Earnings Adjustments	▪ Estimated $3.5 million of pre-tax run-rate savings, or 17.0% of VLLX's 2022e noninterest expense (excluding amortization of intangibles) – Phased in 75% in 2022, and 100% thereafter ▪ Revenue synergies identified but not modeled
Transaction Expenses	▪ Pre-tax one-time merger costs of $10.4 million (6.3% of deal value)
Fair Market Value Adjustments	▪ Total gross loan mark of $16.9 million, or 2.31% of VLLX's gross loans excl. PPP loans (1.5x reserves) – $6.3 million, or 37% of the total mark, allocated to purchase credit deteriorated (PCD) loans – $10.6 million, or 63% of the total mark, allocated to non-PCD loans, recorded as a net of loan discount; amortized into earnings over 5 years using sum-of-the-years-digits accelerated method – Establishment of new allowance for credit losses, equal to 1.00x non-PCD mark ▪ Positive loan interest rate mark of $4.0 million; amortized sum-of-the-years digits over 5 years ▪ Subordinated debt write-up of $2.2 million; amortized straight-line over the period from transaction close to the call date (weighted average of 3 years)
Core Deposit Intangible	▪ Core deposit intangible of $5.9 million, or 0.50% of non-time deposits, amortized sum-of-the-years-digits over 10 years trico bancshares

Investor Presentation | Page 9

Appendix

trico bancshares

Investor Presentation | Page 11

Pro Forma Loan & Deposit Composition

TCBK	VLLX	Pro Forma[1]

Loan Portfolio Composition:

$4.9B
Commercial & Industrial (excl. PPP) 4%
PPP Loans 5%
Construction & Land Dev. 4%
Agriculture 1%
Commercial Real Estate[2] 65%
Res. RE, Consumer, & Other 21%

Yield on Loans (excl. PPP): 4.93%
Yield on Total Loans : 4.86%

$0.9B
PPP Loans 19%
Construction & Land Dev. 8%
Agriculture 2%
Commercial[2] Real Estate 48%
Res. RE, Consumer, & Other 7%
Commercial & Industrial (excl. PPP) 16%

Yield on Loans (excl. PPP): 4.49%
Yield on Total Loans : 4.39%

$5.8B
Commercial & Industrial (excl. PPP) 6%
PPP Loans 7%
Construction & Land Dev. 5%
Agriculture 1%
Commercial Real Estate[2] 62%
Res. RE, Consumer, & Other 19%

Yield on Loans (excl. PPP): 4.87%
Yield on Total Loans : 4.78%

Deposit Portfolio Composition:

$7.0B
Time Deposits 5%
Noninterest-Bearing Demand 41%
Interest-bearing Demand 21%
Savings Deposits 33%

Cost of Total Deposits: 0.05%
Loans / Deposits: 70.7%

$1.2B
Time Deposits 3%
Noninterest-Bearing Demand 34%
Interest-bearing Demand 25%
Savings Deposits 38%

Cost of Total Deposits: 0.15%
Loans / Deposits: 74.6%

$8.2B
Time Deposits 4%
Noninterest-Bearing Demand 40%
Interest-bearing Demand 22%
Savings Deposits 34%

Cost of Total Deposits: 0.06%
Loans / Deposits: 71.3%

trico bancshares

Investor Presentation | Page 12

Loan and deposit composition as of 6/30/2021.
1. Excludes purchase accounting adjustments.
2. Includes multifamily and real estate.

Disciplined Acquirer with Proven Ability to Execute and Integrate

Total Assets ($M)

Pro Forma CAGR Since 2010: 15.0%
Granite Community Bank N.A.* $100M
Citizens Bank of Northern California* $270M
North Valley Bancorp $931M
3 Bank of America Branches $164M
FNB Bancorp $1,307M
Valley Republic Bancorp $1,366M
$2,190
$2,556
$2,609
$2,744
$3,916
$4,221
$4,518
$4,761
$6,352
$6,471
$7,640
$8,170
$9,537
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021 Q2
Pro Forma
Organic Assets
Acquired Assets

trico bancshares

Investor Presentation | Page 13

Source: S&P Global.
*Indicates FDIC-assisted acquisition.

Financial Impact & Pricing

$165.6M
Aggregate Merger Consideration[1]

$38.15
Purchase Price Per Share

Valuation Metrics	
1.57x	Price / Tangible Book Value per Share
10.9x	Price / LTM Earnings per Share
11.1x	Price / 2021e Earnings per Share
5.3%	Core Deposit Premium
13.2%	One-Day Market Premium

Financial Impact[2]	
5.5%	2022e Earnings per Share Accretion
5.9%	2023e Earnings per Share Accretion
(1.6%)	Tangible Book Value Dilution
2.0 yrs	Tangible Book Value Earnback
>15%	Internal Rate of Return

trico bancshares

Investor Presentation | Page 10

Market data as of 7/26/2021.
1. Aggregate merger consideration based on TriCo's stock price of $40.16 as of 7/26/2021 and 4,239,779 Valley shares outstanding, 79,750 options outstanding with a weighted average strike price of $26.53, and 77,337 RSUs.
2. Financial impact metrics assume purchase accounting adjustments and other assumptions as highlighted on pages 8 and 9.

Market-Leading Growth Profile

Valley Republic Loan Growth since 2015

Loan (excl. PPP) CAGR: 16%
$321
$321
$390
$390
$448
$448
$522
$522
$625
$625
$849
$177
$672
$904
$171
$733
2015
2016
2017
2018
2019
2020
Q2 2021
Gross Loans HFI (excl. PPP) ($M)
PPP Loans ($M)

Valley Republic Deposit Growth since 2015

Deposit CAGR: 20%
$435
$519
$603
$704
$829
$1,084
$1,212
2015
2016
2017
2018
2019
2020
Q2 2021
Total Deposits ($M)

Bakersfield MSA Deposit Market Share Rankings

As of 6/30/2015

Deposit Rank	Company	Branches (#)	Deposits ($M)	Deposit Market Share (%)
1	Wells Fargo & Co.	11	1,589.1	22.1
2	Bank of America Corp.	12	1,483.2	20.6
3	JPMorgan Chase & Co.	12	757.1	10.5
4	Mechanics Bank	5	551.6	7.7
5	CVB Financial Corp.	4	494.3	6.9
6	Valley Republic Bancorp	2	422.7	5.9
7	Mitsubishi UFJ Financial Group Inc.	6	400.6	5.6
8	Mission Bancorp	5	297.2	4.1
9	PacWest Bancorp	1	277.1	3.9
10	Sierra Bancorp	6	240.9	3.4
11	Citigroup Inc.	2	208.6	2.9
12	BNP Paribas SA	2	154.9	2.2
13	Westamerica Bancorp.	4	120.6	1.7
14	United Security Bancshares	2	74.3	1.0
15	TriCo Bancshares	1	43.3	0.6
16	Zions Bancorp. NA	1	29.6	0.4
17	U.S. Bancorp	1	23.6	0.3
18	The PNC Financial Services Group Inc.	1	21.7	0.3
19	Dickinson Financial Corp. II	1	6.0	0.1
	Market Total	79	7,196.5	100.0

As of 6/30/2020

Deposit Rank	Company	Branches (#)	Deposits ($M)	Deposit Market Share (%)	5 Year Deposit CAGR (%)	5 Year Deposit CAGR Rank
1	Wells Fargo & Co.	12	2,292.0	22.2	7.6	7
2	Bank of America Corp.	12	1,956.3	19.0	5.7	14
3	JPMorgan Chase & Co.	12	1,524.4	14.8	15.0	3
4	Valley Republic Bancorp	4	1,060.4	10.3	20.2	1
5	Mission Bancorp	5	648.7	6.3	16.9	2
6	Mitsubishi UFJ Financial Group Inc.	6	592.6	5.8	8.1	6
7	CVB Financial Corp.	4	482.0	4.7	(0.5)	17
8	Mechanics Bank	5	466.2	4.5	(3.3)	18
9	Sierra Bancorp	7	322.9	3.1	6.0	10
10	Citigroup Inc.	2	224.0	2.2	1.4	16
11	BNP Paribas SA	2	205.6	2.0	5.8	12
12	Westamerica Bancorp.	4	159.5	1.6	5.8	13
13	PacWest Bancorp	1	96.0	0.9	(19.1)	19
14	United Security Bancshares	2	88.7	0.9	3.6	15
15	TriCo Bancshares	1	73.5	0.7	11.1	4
16	Zions Bancorp. NA	1	48.4	0.5	10.3	5
17	U.S. Bancorp	1	31.4	0.3	5.9	11
18	The PNC Financial Services Group Inc.	1	31.2	0.3	7.5	8
19	Dickinson Financial Corp. II	1	8.4	0.1	7.0	9
	Market Total	83	10,312.0	100.0	7.6	

trico bancshares

Investor Presentation | Page 6

Source: S&P Global and FDIC Summary of Deposits.

San Joaquin Valley Market Highlights

- This transaction provides TCBK with a leading presence across the San Joaquin Valley markets[1]
- The combined company ranks 7th by deposit market share in the San Joaquin Valley as of June 30, 2020

Select Market Highlights

Bakersfield, CA
$1.5B in pro forma loans

- Top 3 MSA in CA for multifamily construction starts since COVID
- 16.6% increase in GDP from 2016 – 2019 (compared to 14.3% nationwide, 11.2% statewide)
- Strong demand for housing, evidenced by 5-year record in housing permits and 16-year record in median housing price
- Projected net demand of ~1 million sq. ft. of retail/restaurant space, ~1 million sq. ft. of office space, and ~6 million sq. ft. of industrial space by 2035 in excess of currently ongoing projects

Fresno, CA
$378M in pro forma loans

- 8.8% population growth from 2010 – 2021 (compared to 7.2% nationwide, 6.7% statewide)
- Over 39% increase in residential rent prices since 2017, including a 12% increase since the pandemic (compared to decreases in other major metropolitan markets in California)
- Multi-billion dollar investment into Fresno and surrounding areas brought by the California High Speed Rail, the nation's first high-speed rail project

Major Employers in the San Joaquin Valley

AERA — Great Todays Better Tomorrows
ARMSTRONG
Bolthouse FARMS
Chevron
COMMUNITY MEDICAL CENTERS
Dignity Health
KernMedical
PELCO
SUN-MAID

trico bancshares

Investor Presentation | Page 7

Source: S&P Global, FDIC Summary of Deposits, Bakersfield.com, St. Louis Federal Reserve Economic Data (FRED), First Tuesday Journal, Bakersfield City Economic & Community Development Report, Fresno County Economic Development Corporation.

1. The San Joaquin Valley includes the Fresno, Visalia, and Bakersfield MSAs.